

ANNUAL REPORT 2012

Celebrating 140th Anniversary

HORIZON BANCORP

EXCEPTIONAL SERVICE • SENSIBLE ADVICE®



140
th
Anniversary

Message to the Shareholders

Dear Shareholder,

In 2012, Horizon Bancorp reported its thirteenth consecutive year of record earnings as net income rose 53% to $19.5 million, compared with our 2011 net income of $12.8 million. Acquiring Heartland Community Bank, coupled with organic growth from existing operations, Horizon concluded 2012 as a significantly larger company, with a broader reach.

Our total assets at year-end 2012 were $1.85 billion, compared with $1.55 billion at year-end 2011. Total loans were $1.19 billion, increasing $207.5 million during 2012 compared with 2011, consisting of $92.9 million in organic loan growth and $114.6 million net loans acquired from Heartland. Total deposits were $1.29 billion, increasing $284.3 million during 2012, consisting of $73.1 million in organic deposit growth and $211.2 million in deposits acquired from Heartland.

It was gratifying that in a year in which we made an acquisition, the Horizon team avoided distractions and maintained a strong focus on growing the bank and serving customers. As we have in the past, Horizon demonstrated the ability to proceed through the acquisition process without taking our eye off the ball, from integrating operational systems to addressing any customer concerns about the transition.

Horizon created shareholder value by sticking to our core values and staying focused on our strategic plan. We feel key items or events contributing to shareholder value during the year were: Horizon's stable and record earnings growth; two quarterly dividend increases; entering the Russell 2000 and 3000 indices; completing the acquisition and integration of Heartland, and completing a 3:2 common stock split designed to create more shares available for trading and maintaining a stock price we believe is accessible to the widest range of potential investors.

During the year, Horizon's price per common share increased 70% and delivered a total shareholder return of 73%. During a period of uncertainty and volatility in the stock market, we feel investors demonstrated their confidence in the Company's ability to create value, and Horizon finished the year trading at a higher multiple to the company's tangible book value. Total stockholders' equity increased to $159.0 million in 2012 compared with $121.5 million at the end of the prior year. Our return on average assets increased to 1.19% in 2012 compared with 0.90% in 2011, while return on average common stockholders' equity rose to 14.72% in 2012, compared with 11.20% in 2011.

Overview: Our business model is designed to provide a balanced revenue stream from business banking, retail banking, residential mortgage lending, mortgage warehouse lending and wealth and investment management, in a variety of economic environments.

To maximize the earnings potential of our revenue generating activities, we continued our diligence in managing expenses. Productivity and technology enhancements in past years have contributed to Horizon's efficiency improvements, and continue to support efficient growth. We anticipate continuing productivity improvements related to the acquired Heartland business and recent investments in technology up-grades. These investments include; a state of the art mortgage processing system, fiber lines to high volume branches, a new internet solution and mobile banking software. We believe generating revenue from consumer, business, retail mortgages, trust activities and through market expansion allows Horizon to focus on specific market opportunities, enables us to reduce exposure to specific market-driven challenges and diversifies economic risks. The ongoing efforts by the states of Indiana and Michigan, where we do most of our business,



to support economic activity, maintain reasonable tax rates and attract business, are encouraging. We realize economic conditions in particular markets are challenging, but we feel both states are working hard to transition from rust-belt economies to more promising economic opportunities.

Business Banking: We were exceptionally pleased with commercial lending and our relationship-driven business banking activities. The midyear addition of Heartland's Indianapolis area locations, the 2012 opening of a new commercial banking office in Indianapolis, and growth of commercial lending in Kalamazoo, Michigan were particular highlights for Horizon. For example, in just six months of operation, our Indianapolis loan production office grew its earning assets from zero to $35.0 million with most of their income generated by business lending relationships. Business banking also provides access to non-interest bearing deposit accounts (DDAs). Reflecting organic and acquisitive growth, these DDAs grew to $209.2 million at year-end 2012, compared with $130.7 million at year-end 2011, providing an important source of lower-cost core deposits to help support lending activity. In 2012, we increased the number of business banking relationships, expanded relationships with existing customers, and grew our commercial lending portfolio by nearly 31% through organic and acquisitive growth. With access to markets in Johnson County, Indiana and the entire Indianapolis area, we believe we can generate new and exciting opportunities for business banking relationships. We focus on attracting businesses with annual revenues of less than $50 million and fewer than 500 employees – a market segment, we believe, is not adequately served by multinational mega-banks and super-regional institutions, and we maintain a diversified lending portfolio to minimize exposure to large credits.

Residential Mortgage Lending: Horizon had strong production in residential mortgage lending and related increases from the gain on sale primarily of long-term, low fixed-rate loans, which we did not retain in order to manage interest rate risk. We have steadily increased residential lending market share in our served markets. This is a result of an excellent team of mortgage loan originators and an efficient back-office operation that can quickly process qualified applications to closing. Horizon sells the majority of its residential mortgage production to the secondary market.

At December 31, 2012, our retained mortgage loans were $189.7 million, compared with $157.1 million at December 31, 2011, which reflected organic growth and loans acquired in the Heartland acquisition. With continuing low interest rates anticipated through 2013, and improving housing markets in many of the communities we serve, we believe we can continue to grow mortgage lending.

Mortgage Warehouse Lending: Horizon has been engaged in this business for 13 years and our team leader has been in this business for more than twenty years. In 2012, mortgage warehouse loans increased by $43.1 million to $251.5 million, compared with year-end 2011. Mortgage warehousing has frequently demonstrated the ability to provide counter-cyclical revenue improvements and has been a steady generator of capital. In 2012, mortgage warehousing provided a welcome income complement to our mortgage lending business. For many years, mortgage warehousing was a revenue stream we had to justify to investors. We feel its strong performance has more than answered investor questions about its validity as a part of the Horizon business model and we now hear few questions or concerns related to the value of this business.

Retail Banking: Throughout 2012, retail banking continued to reflect the challenges of low interest rates. We continued our past practice of allowing higher-rate time deposits to expire, rather than attempt to compete by offering unacceptably high rates in this interest rate environment. With the addition of


140th
Anniversary

Message to the Shareholders

Heartland's deposit base, interest bearing transaction accounts (including both commercial and retail customers) increased and we re-priced these accounts to reflect the rate environment. We grew consumer lending modestly, reflecting the acquisition, and also increased automobile lending as auto sales improved throughout the year.

We believe the continued stability of Horizon's retail banking reflects our ability to retain customers and attract new customers. As a locally based financial institution offering superior service and expertise, we may not always be able to pay the highest rates available on deposits, or offer the lowest rates obtainable on loans. As a community bank, with sincere and active commitment to the communities we serve, our presence builds goodwill among customers, which we think transcends simple rate-shopping. Our retail banking focus is serving markets outside major metropolitan areas, where we are very visible, and our community involvement and ancillary services are appreciated. We think our served communities demonstrate this support with their loyalty and business.

Investment Management: We believe Horizon, which offers a full range of trust, investment management, and advisory capabilities, has an opportunity to grow this business in 2013. Individuals are looking to re-start their savings and investing efforts after many saw dramatic declines in the markets and the values of their investment and retirement portfolios. Businesses are looking for guidance in directing their financial futures and solutions that enable them to provide affordable employee benefits.

Growth in business banking, additional locations serving retail and commercial customers, increased capacity, new managers in some of our strongest markets for wealth management services, and a motivated team are all factors that drive growth for Horizon Trust & Investment management.

Asset Quality: Our acquisition of Heartland had a negative impact on asset quality. Through the acquisition we acquired Heartland's non-performing loans, which were higher as a percent of total assets than Horizon's ratio. We fully anticipated this increase in non-performing loans prior to closing the acquisition, and there were no surprises. We immediately got to work addressing these troubled assets, hired a commercial loan workout officer for the Heartland region, and we are making considerable progress restructuring loans or moving them off the books into final resolution. We expect continued improvement in 2013.

Despite an 18% dollar amount increase in non-performing loans, at year-end 2012, the ratio of non-performing loans to total loans declined compared with 2011. We feel our progress over the past several years to improve asset quality is clear: our non-performing loans to total loans ratio declined to 1.97% in 2012 compared with 2.02% in 2011 and 2.97% in 2010. The Northwest Indiana and Southwest Michigan lending teams were successful in reducing their non-performing commercial loans by 58% during 2012. Horizon made considerable progress in improving its overall credit quality in 2012, as measured by net charge-offs, lower loan delinquency and effectively disposing of repossessed collateral and other real estate owned. Net charge-offs were down 24% over the prior year.

Outlook: Our future performance will reflect the spirit, quality, dedication, and commitment to service our employees exemplify every day. The bank provides financial support to the communities we serve, and our employees are actively engaged in a variety of civic and charitable activities that demonstrate Horizon's commitment to the local communities. To compete with the largest banks, a community bank must provide the best and latest products, electronic and Web-based banking, and operate at high levels of efficiency.


140th
Anniversary

Message to the Shareholders

That's a given. Where a community bank can distinguish itself is through the bank's and its employees' commitment to exceptional service, and giving back to its served communities.

Every day, our employees demonstrate their dedication to customers and the markets they serve. By serving as a "home town" bank, and supporting markets and audiences we believe are underserved, we make a difference in our served communities, generating goodwill and support. At first glance, this may seem like a "warm and fuzzy" financial metric, but in reality, it speaks to the core of what distinguishes a community bank from the global mega-banks.

We reward employees for their efforts with recognition programs, incentive compensation, a corporate gain-sharing plan, cross business line referral programs, leadership and community service recognition and the Presidents Club, which recognizes our elite sales and operational advisors. These programs are closely aligned with the Company's performance plan and with shareholders' interests. In addition, Horizon's employee/advisors are owners through the Employee Stock Ownership Plan.

The regulatory and economic outlook and the continuing gridlock on Capitol Hill continue to provide a moving target. There is absolutely no sense in putting activities on hold and waiting for these issues to be resolved, as the ultimate resolution seems far off. We have forged ahead with enthusiasm and a desire to serve, and we feel this has contributed to the company's strong performance.

We can say with great assurance that a clearer picture of the country's fiscal and political direction would be helpful. We believe Horizon's performance has shown that even in an uncertain economic and political environment, there are opportunities to grow, expand, and generate shareholder value. We believe the current scenario will provide opportunities to find acquisitions. Horizon is well-positioned to pursue acquisitions of banks that have quality loans and deposits, but which simply aren't large enough to cope with the increasing capital requirements and regulatory costs related to banking these days.

We are diligent in analyzing opportunities before opening offices or branches, or making acquisitions. In 2012, we consolidated an underperforming branch in Johnson County, Indiana into more profitable branch locations. In addition, we started construction on a new branch in Greenwood, Indiana. When completed, we plan to relocate a current branch to this new and far superior location. We carefully and consistently analyze the performance of acquired and existing locations, to ensure that we can generate superior performance and efficiency, without a loss of service to our customers.

Horizon's management, board of directors, and employees appreciate the support we have received from our shareholders. We welcome the opportunity to speak with shareholders, and we look forward to identifying prospective investors and sharing our vision of building Horizon's value through growth, operational management, and a commitment to proving to the communities we serve that Horizon is the best choice for their banking needs. On behalf of the entire Horizon Bancorp family, we appreciate your confidence and support.



Craig M. Dwight
Chief Executive Officer



Robert C. Dabagia
Chairman



Summary of Selected Financial Data

(Dollar Amounts In Thousands Except Per Share Data and Ratios)

	2012	2011	2010	2009	2008
Earnings					
Net interest income	**$ 58,206**	$ 48,113	$ 47,616	$ 44,769	$ 37,350
Provision for loan losses	**3,524**	5,282	11,554	13,603	7,568
Other income	**27,331**	20,299	19,906	17,856	13,831
Other expenses	**54,024**	46,147	42,571	37,812	32,779
Income tax expense	**8,446**	4,186	2,942	2,070	1,862
Net income	**19,543**	12,797	10,455	9,140	8,972
Preferred stock dividend	**(481)**	(1,325)	(1,406)	(1,402)	(45)
Net income available to common shareholders	**$ 19,062**	$ 11,472	$ 9,049	$ 7,738	$ 8,927
Cash dividend declared	**$ 3,047**	$ 2,325	$ 2,240	$ 2,229	$ 2,147
Per Share Data					
Basic earnings per share	**$ 2.39**	$ 1.55	$ 1.23	$ 1.06	$ 1.24
Diluted earnings per share	**2.30**	1.51	1.21	1.05	1.22
Cash dividends declared per common share	**0.38**	0.31	0.30	0.30	0.29
Book value per common share	**$ 17.00**	$ 14.68	12.74	12.30	10.97
Weighted-average shares outstanding					
Basic	**7,974,241**	7,407,258	7,373,405	7,272,074	7,219,481
Diluted	**8,271,177**	7,588,394	7,502,846	7,359,127	7,304,290
Period End Totals					
Loans, net of deferred loan fees and unearned income	**$ 1,190,717**	$ 983,193	$ 882,877	$ 886,317	$ 881,967
Allowance for loan losses	**18,270**	18,882	19,064	16,015	11,410
Total assets	**1,847,677**	1,547,162	1,400,919	1,387,020	1,306,857
Total deposits	**1,293,603**	1,009,865	985,498	951,708	841,169
Total borrowings	**378,095**	400,787	291,325	311,853	352,220
Ratios					
Loan to deposit	**92.05%**	97.36%	89.59%	93.13%	104.85%
Loan to total funding	**71.23**	69.70	69.15	70.14	73.90
Return on average assets	**1.19**	0.90	0.75	0.68	0.75
Average stockholders' equity to average total assets	**8.63**	8.30	8.47	8.21	6.36
Return on average stockholders' equity	**14.72**	11.20	9.56	8.92	11.81
Dividend payout ratio (dividends divided by net income)	**15.90**	20.09	24.64	28.40	23.72
Price to book value ratio	**115.61%**	78.69%	92.76%	58.63%	50.66%
Price to earnings ratio	**8.53**	7.64	9.81	6.85	4.55


140th
Anniversary

Board of Directors, Executive Officers & Shareholder Relations

Board of Directors

Susan D. Aaron
President &
Chief Executive Officer
Vision Financial Services

Lawrence E. Burnell
Chief Operating Officer
White Lodging Services Corp.

Robert C. Dabagia
Chairman
Horizon Bancorp

Craig M. Dwight
President &
Chief Executive Officer
Horizon Bancorp

James B. Dworkin
Chancellor
Purdue University North Central

Thomas H. Edwards*
Executive Vice President
Horizon Bancorp

Charley E. Gillispie
Vice President
Administration & Finance
Valparaiso University

Daniel F. Hopp
Retired Senior Vice President
Corporate Affairs &
General Counsel
Whirlpool Corporation

Larry N. Middleton
President
Century 21 Middleton
Company, Inc.

Peter L. Pairitz
Business Developer

Steven W. Reed*
Partner
BGBC Partners, LLP

Robert E. Swinehart
Retired President &
Chief Operating Officer
Emerson Power Transmission
Corp.

Spero W. Valavanis
Principal
Design Organization, Inc.

**Director of Horizon Bank only*

Director Emeritus

Larry E. Reed
Retired
Past Chairman of Horizon
Bancorp

Burton B. Ruby
Chairman of Jaymar Ruby, Inc.

Horizon Bancorp

Robert C. Dabagia
Chairman

Craig M. Dwight
President &
Chief Executive Officer

Thomas H. Edwards
Executive Vice President

Mark E. Secor
Chief Financial Officer

James D. Neff
Secretary

Horizon Bank, N.A.

Craig M. Dwight
Chairman &
Chief Executive Officer

Thomas H. Edwards
President &
Chief Operating Officer

Mark E. Secor
Chief Financial Officer

James D. Neff
Executive Vice President
& Secretary

Steven L. Bechman
Market President, Heartland Region

William S. Denton
Market President, Marion County

Kathie A. DeRuiter
Senior Vice President &
Senior Operations Officer

Dennis J. Kuhn
Market President,
Kalamazoo/Portage MI

Donald E. Radde
Market President, Southwest MI &
North Central IN

David G. Rose
Market President, Northwest IN

Rachel L. Saxon
President & Senior Trust Officer

Horizon Insurance Services, Inc.

Thomas H. Edwards
President

Shareholder Relations

For additional copies of this report, current stock quotes, a list of market makers, and other investor inquiries, call (219) 874-9272 or visit our web site at www.accesshorizon.com.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572
1-800-368-5948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission file number 0-10792

Horizon Bancorp
(Exact name of registrant as specified in its charter)

Indiana	35-1562417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
515 Franklin Square, Michigan City	46360
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 219-879-0211

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One)

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer (Do not check if a smaller reporting company)	☐	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based on the average bid price of such stock as of June 30, 2012, the last day of the registrant's most recently completed second fiscal quarter, was approximately $117.4 million.

As of March 12, 2013, the registrant had 8,617,466 shares of common stock outstanding.

Documents Incorporated by Reference Document	Part of Form 10-K into which portion of document is incorporated
Portions of the Registrant's Proxy Statement to be filed for its May 2, 2013 annual meeting of shareholders	III

HORIZON BANCORP
2012 Annual Report on Form 10-K
Table of Contents

FORWARD-LOOKING STATEMENTS

A cautionary note about forward-looking statements: In addition to historical information, information included and incorporated by reference in this Annual Report on Form 10-K contains certain "forward-looking statements" within the meaning of the federal securities laws. Horizon intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of invoking those safe-harbor provisions. Forward-looking statements can include statements about estimated cost savings, plans and objectives for future operations and expectations about Horizon's financial and business performance as well as economic and market conditions. They often can be identified by the use of words such as "expect," "may," "could," "will," "intend," "project," "estimate," "believe," "anticipate," "seek," "plan" and variations of such words and similar expressions.

Horizon may include forward-looking statements in filings it makes with the Securities and Exchange Commission ("SEC"), such as this Form 10-K, in other written materials, and in oral statements made by senior management to analysts, investors, representatives of the media and others. It is intended that these forward-looking statements speak only as of the date they are made, and Horizon undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements are based on assumptions, which although believed to be reasonable, and are subject to risks, uncertainties, and other factors, such as the following:

- economic conditions and their impact on Horizon and its customers;
- changes in the level and volatility of interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;
- estimates of fair value of certain of Horizon's assets and liabilities;
- volatility and disruption in financial markets;
- prepayment speeds, loan originations, credit losses and market values, collateral securing loans and other assets;
- sources of liquidity;
- potential risk of environmental liability related to lending activities;
- changes in the competitive environment in Horizon's market areas and among other financial service providers;
- legislation and/or regulation affecting the financial services industry as a whole, and Horizon and its subsidiaries in particular, including the effects resulting from the reforms enacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the adoption of regulations by regulatory bodies under the Dodd-Frank Act;
- changes in regulatory supervision and oversight, including monetary policy and capital requirements;
- changes in accounting policies or procedures as may be adopted and required by regulatory agencies;
- rapid technological developments and changes;
- containing costs and expenses;
- the slowing or failure of economic recovery;
- the ability of the U.S. federal government to manage federal debt limits; and
- the risks of expansion through mergers and acquisitions, including unexpected credit quality problems with acquired loans, difficulty integrating acquired operations and material differences in the actual financial results of such transactions compared with Horizon's initial expectations, including the full realization of anticipated cost savings.

You are cautioned that actual results may differ materially from those contained in the forward-looking statements. The Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K lists

(Table dollars in thousands except per share data)

some of the factors that could cause Horizon's actual results to vary materially from those expressed in or implied by any forward-looking statements. Your attention is directed to this discussion.

Other risks and uncertainties that could affect Horizon's future performance are set forth below in Item 1A - Risk Factors.

PART I

ITEM 1. BUSINESS

The disclosures in this Item 1 are qualified by the disclosures below in Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation," and in other cautionary statements set forth elsewhere in this Annual Report on Form 10-K.

General

Horizon Bancorp ("Horizon" or the "Company") is a registered bank holding company incorporated in Indiana and headquartered in Michigan City, Indiana. Horizon provides a broad range of banking services in Northwestern and Central Indiana and Southwestern Michigan through its bank subsidiary, Horizon Bank, N.A. (the "Bank") and other affiliated entities. Horizon operates as a single segment, which is commercial banking. Horizon's common stock is traded on the NASDAQ Global Market under the symbol HBNC. The Bank was chartered as a national banking association in 1873 and has operated continuously since that time. The Bank is a full-service commercial bank offering commercial and retail banking services, corporate and individual trust and agency services and other services incident to banking.

On July 17, 2012, Horizon completed its acquisition of Heartland Bancshares, Inc. ("Heartland") and Heartland's wholly owned subsidiary, Heartland Community Bank ("Heartland Bank"). Heartland was merged into Horizon, and Heartland Bank was merged into the Bank. The exchange ratio was 0.81 shares of Horizon's common stock for each share of Heartland common stock outstanding. Horizon acquired the 1,442,449 outstanding shares of Heartland common stock in exchange for 1,168,383 shares of Horizon common stock, which had a market price of $16.83 per share at the close of business on July 17, 2012. Horizon also purchased and retired all shares of preferred stock that Heartland had issued pursuant to the Troubled Asset Relief Program Capital Purchase Program ("TARP"). Based upon the $16.83 market price and the TARP preferred stock purchase, the total value of the consideration for the acquisition was $26.9 million. As a result of the acquisition, the Company experienced, and expects to continue to experience, increases in its deposit base and reductions in transaction costs. The Company also expects to reduce cost through economies of scale.

On June 1, 2010, the Company announced the completion of the purchase of assets and the assumption of liabilities of American Trust & Savings Bank ("American") in Whiting, Indiana. The transaction was consummated on May 28, 2010. The Company purchased most of the banking-related assets of American, totaling $107.8 million and assumed all the deposits, federal home loan bank advances, trust preferred securities, and accrued interest payable in the approximate amount of $110.3 million. The Company paid a deposit premium on core deposits of approximately $2.1 million and $500,000 in additional consideration. As a result of the acquisition, the Company experienced, and expects to continue to experience, increases in its deposit base and reductions in transaction costs. The Company also expects to reduce cost through economies of scale.

The Bank maintains 29 full service offices. At December 31, 2012, the Bank had total assets of $1.85 billion and total deposits of $1.29 billion. The Bank has three wholly-owned subsidiaries: Horizon Investments, Inc. ("Horizon Investments"), Horizon Insurance Services, Inc. ("Horizon Insurance") and Horizon Grantor Trust. Horizon Investments manages the investment portfolio of the Bank. Horizon Insurance offered a full line of personal and corporate insurance products until March 2005, at which time the majority of its assets were sold to a third party. Horizon Insurance is no longer an operating subsidiary and is primarily used to collect residual insurance income. Horizon Grantor Trust holds title to certain company owned life insurance policies.

Horizon formed Horizon Bancorp Capital Trust II in 2004 ("Trust II") and Horizon Bancorp Capital Trust III in 2006 ("Trust III") for the purpose of participating in pooled trust preferred securities offerings. The Company assumed additional debentures as the result of the acquisition of Alliance Financial Corporation in 2005, which formed Alliance

(Table dollars in thousands except per share data)

Financial Statutory Trust I ("Alliance Trust"). The Company also assumed additional debentures as the result of the American transaction, which formed Am Tru Statutory Trust I ("Am Tru Trust"). The Company also assumed additional debentures as the result of the Heartland transaction, which formed Heartland (IN) Statutory Trust II ("Heartland Trust"). See Note 13 of the Consolidated Financial Statements for further discussion regarding these previously consolidated entities that are now reported separately. The business of Horizon is not seasonal to any material degree.

No material part of Horizon's business is dependent upon a single or small group of customers, the loss of any one or more of which would have a materially adverse effect on the business of Horizon. In 2012, revenues from loans accounted for 59.8% of the total consolidated revenue, and revenues from investment securities accounted for 12.8% of total consolidated revenue.

Available Information

The Company's Internet address is www.accesshorizon.com. The Company makes available, free of charge through the "Investor Relations--SEC Filings" section of its Internet website, copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after those reports are filed with or furnished to the SEC.

Employees

The Bank employed approximately 419 full and part-time employees as of December 31, 2012. Horizon, Horizon Insurance and Horizon Grantor Trust do not have any employees.

Competition

Horizon faces a high degree of competition in all of its primary markets. The Bank's primary market consists of Porter, LaPorte, St. Joseph, Elkhart, Lake, Marion and Johnson Counties Indiana, and Berrien and Kalamazoo Counties Michigan. The Bank competes with other commercial banks as well as with savings and loan associations, consumer finance companies and credit unions. To a more moderate extent, the Bank competes with Chicago money center banks, mortgage banking companies, insurance companies, brokerage houses, other institutions engaged in money market financial services and certain government agencies.

Based on deposits as of June 30, 2012, Horizon was the largest of the 10 bank and thrift institutions in LaPorte County with a 33.28% market share and the sixth largest of the 15 institutions in Porter County with a 9.31% market share. In Berrien County, Michigan, Horizon was the fourth largest of the 10 bank and thrift institutions with a 7.45% market share. Horizon's market share of deposits in Lake County, Indiana was just over 1% at 1.43%, and less than 1% in each of St. Joseph and Elkhart Counties in Indiana and Kalamazoo County in Michigan. The branches of Horizon Bank acquired in the merger with Heartland Bank, which operate under the "Heartland Community Bank a Horizon Bank Company" name, are located throughout Johnson County Indiana and have a 13.29% market share, giving Horizon the largest share of the 19 bank and thrift institutions in the Johnson County market. (Source: FDIC Summary of Deposits Market Share Reports, available at www.fdic.gov).

Regulation and Supervision

As a bank holding company, the Company is subject to extensive regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB") as its primary federal regulator. The Bank, as a nationally chartered bank, is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency ("OCC") as its primary federal regulator and, as to certain matters, by the FRB and the Federal Deposit Insurance Corporation ("FDIC"). Both federal and state law extensively regulate various aspects of the banking business, such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Branching by the Bank is subject to the jurisdiction and requires notice to, or the prior approval of, the OCC. The Dodd-Frank Act permits the establishment of de novo branches in states where such branches could be opened by a state bank chartered by that state. The consent of the state is no longer required.

(Table dollars in thousands except per share data)

The Bank Holding Company Act

Horizon is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). Federal Reserve Board policy has historically required bank holding companies to act as a source of financial and management strength for their subsidiary banks. The Dodd-Frank Act, which was signed into law on July 21, 2010, codified this policy. Under this requirement, Horizon is required to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which Horizon might not otherwise do so. For this purpose, "source of financial strength" means Horizon's ability to provide financial assistance to the Bank in the event of the Bank's financial distress.

The BHC Act requires the prior approval of the Federal Reserve to acquire more than a 5% voting interest of any bank or bank holding company. Additionally, the BHC Act restricts Horizon's non-banking activities to those which are determined by the Federal Reserve to be so closely related to banking and a proper incident thereto.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in FDICIA) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency.

Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines. The Federal Deposit Insurance Corporation (the "FDIC") and the Office of the Comptroller of the Currency (the "OCC") also have risk-based capital ratio guidelines to which depository institutions under their respective supervision are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. For Horizon's regulatory capital ratios and regulatory requirements as of December 31, 2012, see the information in "Management's Discussion and Analysis of Financial Condition and Results of Operation" in Item 7 below, which is incorporated herein by reference.

National Bank Act

As a national bank, the Bank is subject to the provisions of the National Bank Act. The Bank is supervised, regulated, and examined by the OCC, and is subject to the rules and regulations of the OCC, Federal Reserve, and the FDIC.

Deposit Insurance and Assessments

The Bank's deposits are insured to applicable limits by the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC"). Banks are subject to deposit insurance premiums and assessments to maintain the DIF. A bank's deposit insurance premium assessment rate depends on the capital category and supervisory category to which it is assigned. The FDIC has authority to raise or lower assessment rates on insured banks in order to achieve statutorily required reserve ratios in the DIF and to impose special additional assessments.

The Dodd-Frank Act has resulted in significant changes to the FDIC's deposit insurance system. Under the Dodd-Frank Act, the FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund at no less than 1.35%, and must achieve the 1.35% designated reserve ratio by September 30, 2020. The FDIC must offset the effect of the increase in the minimum designated reserve ratio from 1.15% to 1.35% on insured depository institutions of less than $10 billion and may declare dividends to depository institutions when the reserve ratio at the end of a calendar quarter is at least 1.5%, although the FDIC has the authority to suspend or limit such permitted dividend declarations. In December 2010, the FDIC adopted a final rule setting the designated reserve ratio for the deposit insurance fund at 2% of estimated insured deposits.

Also as a consequence of the Dodd-Frank Act, the assessment base for deposit insurance premiums was changed, effective April 1, 2011, from adjusted domestic deposits to average consolidated total assets minus average tangible equity. Tangible equity for this purpose means Tier 1 capital. Effective April 1, 2011, the initial base assessment rates were as follows:

- For small Risk Category I banks, such as Horizon, the rates range from 5-9 basis points.
- The rates for small institutions in Risk Categories II, III and IV are 14, 23 and 35 basis points, respectively.

(Table dollars in thousands except per share data)

- For large institutions and large, highly complex institutions, the rate schedule ranges from 5 to 35 basis points.

Adjustments are made to the initial assessment rates based on long-term unsecured debt, depository institution debt, and brokered deposits. Horizon's FDIC deposit insurance expense decreased during 2012 compared to 2011 as the new assessment calculation resulted in lower expense for the Bank. In addition, the Bank used $3.7 million of the $6.0 million of the premiums prepaid on December 30, 2009 to offset the assessment paid. The FDIC is continuing to offset the regular insurance assessments until the earlier of the exhaustion of an institution's prepaid assessments or June 30, 2013. Any prepaid assessment remaining after collection of the amount due on June 30, 2013, will be returned to the institution.

The Dodd-Frank Act also extended unlimited insurance on noninterest bearing accounts for no additional charges through December 31, 2012. Under this program, traditional noninterest demand deposit (or checking) accounts that allowed for an unlimited number of transfers and withdrawals at any time, whether held for a business, individual, or other type of depositor, were covered. Later, Congress added Lawyers' Trust Accounts (IOLTA) to this unlimited insurance protection through December 31, 2012. On December 31, 2012, as scheduled, the unlimited insurance coverage for noninterest-bearing transaction accounts provided under the Dodd-Frank Act expired. Deposits held in noninterest-bearing transaction account are now aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total is insured up to at least $250,000.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

FDIC-insured institutions are also subject to the requirement to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the predecessor to the Savings Association Insurance Fund ("SAIF"). These assessments will continue until the FICO bonds are repaid between 2017 and 2019. The FICO assessment rate was 0.66 basis points for each $100 of insured deposits for each quarter of 2012. For the first quarter of 2013, the FICO assessment rate is 0.64 basis points for each $100 in domestic deposits maintained at an institution.

Transactions with Affiliates and Insiders

Horizon and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks, affiliated companies and their executive officers, including limits on credit transactions between these parties. The statute prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

Effective July 21, 2011, among other changes, the Dodd-Frank Act eliminated the exceptions under Section 23A of the Federal Reserve Act for transactions with financial subsidiaries and expanded the scope of transactions treated as "covered transactions" to include derivatives transactions and securities repurchase agreements. The Dodd-Frank Act also expands the types of transactions subject to insider lending limits.

Capital Regulation

The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories of 0%, 20%, 50%, or 100%, with higher levels of capital being required for the categories perceived as representing greater risk.

The capital guidelines divide a bank holding company's or bank's capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card

(Table dollars in thousands except per share data)

relationships, subject to certain limitations). Supplementary capital ("Tier II") includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks and bank holding companies are required to maintain a total risk-based capital ratio of at least 8%, of which 4% must be Tier I capital. The federal banking regulators may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

Also required by the regulations is the maintenance of a leverage ratio designed to supplement the risk-based capital guidelines. This ratio is computed by dividing Tier I capital, net of all intangibles, by the quarterly average of total assets. The minimum leverage ratio is 3% for the most highly rated institutions, and 1% to 2% higher for institutions not meeting those standards. Pursuant to the regulations, banks must maintain capital levels commensurate with the level of risk, including the volume and severity of problem loans to which they are exposed.

In June 2012, the federal banking agencies issued notices of proposed rulemakings that revise each agency's risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision ("Basel III"), including implementation of a new common equity tier 1 minimum capital requirement and a higher minimum tier 1 capital requirement. The agencies also proposed, consistent with Basel III, to apply limits on a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a specified "buffer" of common equity tier 1 capital in addition to the minimum risk-based capital requirements. The proposed rulemaking also would revise the agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of tangible common equity. Such proposed capital requirements were originally proposed to be phased in beginning on January 1, 2013 for all depository institution holding companies; however, in late 2012, the agencies issued guidance indicating that they did not expect the regulatory capital rules to actually become effective on such date due to the volume of comments received and the wide range of views expressed during the comment period. Basel III specified that banks should be compliant with the new capital requirements by January 2, 2015, but on January 6, 2013, the restrictions were eased to provide for annual increases that would result in full compliance in 2019. Since final rules have not been issued by the Federal Reserve Board and the OCC, the Basel III framework does not yet apply to Horizon and the Bank and, therefore, it is difficult to predict the potential impact of the Basel III changes.

On November 10, 2010, Horizon repurchased from the U.S. Department of the Treasury (the "Treasury") 6,250 shares, or 25%, of the 25,000 outstanding shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), that Horizon had issued to the Treasury in December 2008 in connection with Horizon's participation in the Troubled Asset Relief Program Capital Purchase Program. On August 25, 2011, Horizon issued 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), for proceeds of $12.5 million and used those proceeds, together with otherwise available funds, to redeem the remaining 18,750 of the outstanding shares of Series A Preferred Stock held by the Treasury.

The following is a summary of Horizon's and the Bank's regulatory capital and capital requirements at December 31, 2012.

(Table dollars in thousands except per share data)

	Actual		For Capital[1] Adequacy Purposes		For Well[1] Capitalized Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012						
Total capital[1] (to risk-weighted assets)						
Consolidated	$ 178,638	13.72%	$ 104,162	8.00%	N/A	N/A
Bank	161,557	12.42%	104,062	8.00%	$ 130,078	10.00%
Tier 1 capital[1] (to risk-weighted assets)						
Consolidated	162,354	12.47%	52,078	4.00%	N/A	N/A
Bank	145,273	11.17%	52,023	4.00%	78,034	6.00%
Tier 1 capital[1] (to average assets)						
Consolidated	162,354	9.17%	70,820	4.00%	N/A	N/A
Bank	145,273	8.22%	70,692	4.00%	88,366	5.00%

[1] As defined by regulatory agencies

The Dodd-Frank Act also requires the Federal Reserve to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository subsidiaries, except that bank holding companies with less than $500 million in assets are exempt from these capital requirements.

Dividends

Dividends received from the Bank are the primary source of Horizon's revenues. The Bank's payment of dividends, without prior regulatory approval, is subject to regulatory limitations. Under the National Bank Act, the Bank, as a national bank, is required to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by it in one year would exceed its net profits for the current year plus its retained net profits for the two preceding years, less any required transfers to surplus. In addition, the Bank may only pay dividends to the extent that its retained net profits (including the portion transferred to surplus) exceed the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses. Under the Federal Deposit Insurance Act, the Bank is prohibited from paying any dividends, making other distributions or paying any management fees if, after such payment, it would fail to satisfy its minimum capital requirements.

During the period that the Series A Preferred Stock issued to the Treasury was outstanding, Horizon's ability to declare, pay or increase dividends on its shares of common stock was further restricted. These restrictions terminated on August 25, 2011, when Horizon completed the redemption of all of the outstanding shares of Series A Preferred Stock. However, the issuance to the Treasury of the Series B Preferred Stock resulted in the imposition of new limitations on Horizon's ability to pay dividends. Under the terms of the Series B Preferred Stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking *pari passu* with the Series B Preferred Stock, junior preferred shares, or other junior securities, including the common stock, during the current quarter and for the next three quarters following the failure to declare and pay dividends on the Series B Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking *pari passu* may be paid to the extent necessary to avoid any resulting material covenant breach. Horizon does not anticipate that these restrictions will affect its ability to pay the required dividends on the Series B Preferred Stock or its ability to continue to pay dividends on its common stock.

Prompt Corrective Regulatory Action.

Federal law provides the federal banking regulators with broad powers to require the bank to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the submission of a capital restoration plan; (ii) placing limits on asset growth and restrictions on activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; (iv) restricting transactions with affiliates; (v) restricting the interest rate the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on

(Table dollars in thousands except per share data)

subordinated debt; and (xi) ultimately, appointing a receiver for the institution. At December 31, 2012, the Bank was categorized as "well capitalized," meaning that the Bank's total risk-based capital ratio exceeded 10%, the Bank's Tier I risk-based capital ratio exceeded 6%, the Bank's leverage ratio exceeded 5%, and the Bank was not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure.

Anti-Money Laundering and the USA Patriot Act
Horizon is subject to the provisions of the USA PATRIOT Act of 2001, which contains anti-money laundering and financial transparency laws and requires financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others: money laundering, suspicious activities and currency transaction reporting, and currency crimes.

Sarbanes-Oxley Act of 2002
Horizon also is subject to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which revised the laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act applies to all companies with equity or debt securities registered under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established: (i) new requirements for audit committees, including independence, expertise and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violation of the securities laws. Management expects that significant additional efforts and expense will continue to be required to comply with the provisions of the Sarbanes-Oxley Act.

Pursuant to the final rules adopted by the Securities and Exchange Commission to implement Section 404 of the Sarbanes-Oxley Act of 2002, Horizon is required to include in each Form 10-K it files a report of management on Horizon's internal control over financial reporting. The internal control report must include a statement of management's responsibility for establishing and maintaining adequate control over financial reporting of Horizon, identify the framework used by management to evaluate the effectiveness of Horizon's internal control over financial reporting and provide management's assessment of the effectiveness of Horizon's internal control over financial reporting. This Annual Report on Form 10-K also includes an attestation report issued by Horizon's registered public accounting firm on Horizon's internal control over financial reporting. For fiscal years prior to the year ended December 31, 2012, Horizon was not an "accelerated filer" and, therefore, Horizon was exempt from the attestation report requirements. Significant efforts have been required to comply with Section 404, and Horizon anticipates additional efforts will be required in future years.

Recent Legislative Developments
On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that profoundly affect how community banks, thrifts, and small bank and thrift holding companies are regulated in the future. Among other things, these provisions have resulted in the abolishment of the Office of Thrift Supervision and the transfer on its functions to the other federal banking agencies, relaxed rules regarding interstate branching, allowed financial institutions to pay interest on business checking accounts, changed the scope of federal deposit insurance coverage and imposed new capital requirements on bank and thrift holding companies.

The Dodd-Frank Act also established the Bureau of Consumer Financial Protection ("CFPB") as an independent entity within the Federal Reserve, which has the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Effective July 21, 2011, the CFPB assumed primary responsibility for administering substantially all of the consumer compliance regulations formerly administered by other federal agencies. The CFPB also has the authority to promulgate consumer protection regulations that will apply to all entities, including banks, that offer consumer financial services or products. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards and pre-payments. The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of Horizon in substantial and unpredictable ways.

The ultimate effect of the Dodd-Frank Act on the financial services industry in general, and Horizon in particular, remains uncertain. Many aspects of the Dodd-Frank Act are subject to future rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on Horizon and the financial services industry more generally. Horizon's management continues to review rules and regulations adopted pursuant to the Dodd-Frank Act and assess their probable impact on the business, financial condition and results of operations of Horizon.

Other Regulation

In addition to the matters discussed above, the Bank is subject to additional regulation of its activities, including a variety of consumer protection regulations affecting its lending, deposit, and collection activities and regulations affecting secondary mortgage market activities.

Effect of Governmental Monetary Policies

The Bank's earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Federal Home Loan Bank System

The Bank is a member of the FHLB of Indianapolis, which is one of twelve regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLB is funded primarily from funds deposited by banks and savings associations and proceeds derived from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. The Federal Housing Finance Board ("FHFB"), an independent agency, controls the FHLB System, including the FHLB of Indianapolis.

As a member of the FHLB, the Bank is required to purchase and maintain stock in the FHLB of Indianapolis in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts, or similar obligations at the beginning of each year. At December 31, 2012, the Bank's investment in stock of the FHLB of Indianapolis was $11.0 million. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing.

The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low and moderate income housing projects. For the year ended December 31, 2012, dividends paid by the FHLB of Indianapolis to the Bank totaled approximately $331,000, for an annualized rate of 3.14%.

Limitations on Rates Paid for Deposits

FDIC regulations place limitations on the interest rates that less than well-capitalized insured depository institutions may pay on deposits. Under these regulations, "well capitalized" depository institutions may accept, renew or roll such deposits over without restriction, "adequately capitalized" depository institutions may accept, renew or roll such deposits over with a waiver from the FDIC (subject to certain restrictions on payments of rates) and "undercapitalized" depository institutions may not accept, renew or roll such deposits over. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definition adopted by the agencies to implement the corrective action provisions of federal law. Management does not believe that these regulations will have a materially adverse effect on the Bank's current operations.

(Table dollars in thousands except per share data)

Legislative Initiatives
Additional legislative and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislative or administrative action will be enacted or the extent to which the banking industry in general or Horizon and its affiliates will be affected.

BANK HOLDING COMPANY STATISTICAL DISCLOSURES

I. DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

Information required by this section of Securities Act Industry Guide 3 is presented in Management's Discussion and Analysis as set forth in Item 7 below, herein incorporated by reference.

II. INVESTMENT PORTFOLIO

A. The following is a schedule of the amortized cost and fair value of investment securities available for sale and held to maturity.

	December 31, 2012		December 31, 2011		December 31, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale						
U.S. Treasury and federal agencies	$ 51,458	$ 51,779	$ 12,693	$ 13,022	$ 24,727	$ 25,251
State and municipal	162,147	172,905	135,011	143,890	132,380	131,489
Federal agency collateralized mtg. obligations	95,337	96,831	89,016	91,122	100,106	101,837
Federal agency mortgage-backed pools	152,372	159,204	173,797	179,351	114,390	117,895
Private labeled mortgage-backed pools	1,960	2,031	3,518	3,636	5,197	5,323
Corporate notes	32	51	32	24	555	549
Total available for sale	463,306	482,801	414,067	431,045	377,355	382,344
Total held to maturity, state and municipal	-	-	7,100	7,134	9,595	9,595
Total investment securities	$ 463,306	$ 482,801	$ 421,167	$ 438,179	$ 386,950	$ 391,939

B. The following is a schedule of maturities of each category of available for sale and held to maturity debt securities and the related weighted-average yield of such securities as of December 31, 2012:

	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years	
Available for sale	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and federal agencies[1]	$ 2,552	4.13%	$ 23,213	1.41%	$ 26,014	1.67%	$ -	0.00%
State and municipal	1,816	2.87%	27,461	3.69%	78,244	3.63%	65,385	3.72%
Federal agency collateralized mtg. obligations[2]	-	0.00%	-	0.00%	9,470	3.53%	87,361	2.97%
Federal agency mortgage-backed pools[2]	108	3.92%	362	4.61%	38,732	3.51%	120,001	3.43%
Private labeled mortgage-backed pools[2]	-	0.00%	-	0.00%	2,031	5.01%	-	0.00%
Corporate notes	-	0.00%	-	0.00%	-	0.00%	51	0.00%
Total available for sale	$ 4,476	3.61%	$ 51,036	2.66%	$ 154,491	3.22%	$ 272,798	3.35%
Total held to maturity, state and municipal	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%
Total investment securities	$ 4,476	3.61%	$ 51,036	2.66%	$ 154,491	3.22%	$ 272,798	3.35%

(1) Fair value is based on contractual maturity or call date where a call option exists
(2) Maturity based upon final maturity date

(Table dollars in thousands except per share data)

The weighted-average interest rates are based on coupon rates for securities purchased at par value and on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount. Yields are not presented on a tax-equivalent basis.

Excluding those holdings of the investment portfolio in Treasury securities and other agencies and corporations of the U.S. Government, there were no investments in securities of any one issuer that exceeded 10% of the consolidated stockholders' equity of Horizon at December 31, 2012.

III. LOAN PORTFOLIO

A. **Types of Loans** - Total loans on the balance sheet are comprised of the following classifications for the years indicated.

	December 31 2012	December 31 2011	December 31 2010	December 31 2009	December 31 2008
Commercial	$ 460,471	$ 352,376	$ 330,018	$ 314,517	$ 310,842
Real estate	189,714	157,141	162,435	133,892	167,766
Mortgage warehouse	251,448	208,299	123,743	166,698	123,287
Consumer	289,084	265,377	266,681	271,210	280,072
	1,190,717	983,193	882,877	886,317	881,967
Allowance for loan losses	(18,270)	(18,882)	(19,064)	(16,015)	(11,410)
Total loans	$ 1,172,447	$ 964,311	$ 863,813	$ 870,302	$ 870,557

B. **Maturities and Sensitivities of Loans to Changes in Interest Rates** - The following is a schedule of maturities and sensitivities of loans to changes in interest rates, excluding real estate mortgage, mortgage warehousing and installment loans, as of December 31, 2012:

Maturing or repricing	One Year or Less	One Through Five Years	After Five Years	Total
Commercial, financial, agricultural and commercial tax-exempt loans	$ 339,775	$ 97,946	$ 22,750	$ 460,471

The following is a schedule of fixed-rate and variable-rate commercial, financial, agricultural and commercial tax-exempt loans due after one year. (Variable-rate loans are those loans with floating or adjustable interest rates.)

	Fixed Rate	Variable Rate
Total commercial, financial, agricultural and commercial tax-exempt loans due after one year	$ 117,974	$ 2,722

(Table dollars in thousands except per share data)

C. Risk Elements

Non-accrual, Past Due and Restructured Loans - The following schedule summarizes non-accrual, past due and restructured loans.

	December 31 2012	December 31 2011	December 31 2010	December 31 2009	December 31 2008
Non-performing loans					
Commercial					
More than 90 days past due	$ -	$ -	$ -	$ 1,086	$ 49
Non-accrual	5,754	6,905	7,508	8,143	5,118
Trouble debt restructuring - accruing	1,265	-	574	-	-
Trouble debt restructuring - non-accrual	3,674	1,053	-	-	-
Real estate					
More than 90 days past due	2	-	222	296	464
Non-accrual	4,565	4,694	5,483	1,257	1,440
Trouble debt restructuring - accruing	1,761	2,682	3,380	3,266	-
Trouble debt restructuring - non-accrual	2,827	1,120	241	-	-
Mortgage warehouse					
More than 90 days past due	-	-	-	-	-
Non-accrual	-	-	-	-	-
Trouble debt restructuring - accruing	-	-	-	-	-
Trouble debt restructuring - non-accrual	-	-	-	-	-
Consumer					
More than 90 days past due	52	37	136	376	318
Non-accrual	3,055	2,769	3,682	2,515	474
Trouble debt restructuring - accruing	676	858	165	206	-
Trouble debt restructuring - non-accrual	148	25	37	-	-
Total non-performing loans	23,779	20,143	21,428	17,145	7,863
Other real estate owned and repossessed collateral					
Commercial	1,337	1,092	1,622	544	-
Real estate	1,228	1,708	1,042	1,186	2,772
Mortgage warehouse	-	-	-	-	-
Consumer	11	49	-	23	207
Total other real estate owned and repossessed collateral	2,576	2,849	2,664	1,753	2,979
Total non-performing assets	$ 26,355	$ 22,992	$ 24,092	$ 18,898	$ 10,842

Gross interest income that would have been recorded on non-accrual loans outstanding as of December 31, 2012, in the period if the loans had been current, in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period.	$ 1,828
Interest income actually recorded on non-accrual loans outstanding as of December 31, 2012, and included in net income for the period.	840
Interest income not recognized during the period on non-accrual loans outstanding as of December 31, 2012.	$ 988

Discussion of Non-Accrual Policy

1. From time to time, the Bank obtains information, which may lead management to believe that the collection of payments may be doubtful on a particular loan. In recognition of such, it is management's policy to convert the loan from an "earning asset" to a non-accruing loan. Further, it is management's policy to place a commercial loan on a non-accrual status when delinquent in excess of 90 days or have had the accrual of interest discontinued by management. The officer responsible for the loan, the Chief Operating Officer and the senior collection officer must review all loans placed on non-accrual status.

(Table dollars in thousands except per share data)

2. Potential Problem Loans:
   Impaired and non-accrual loans for which the discounted cash flows or collateral value exceeded the carrying value of the loan totaled $23.8 million and $20.1 million at December 31, 2012 and 2011. The allowance for impaired and non-accrual loans, included in the Bank's allowance for loan losses totaled $5.5 million and $4.6 million at those respective dates. The average balance of impaired loans during 2012 and 2011 was $6.1 million and $4.8 million.

3. Foreign Outstandings:
   None

4. Loan Concentrations:
   As of December 31, 2012, there are no significant concentrations of loans exceeding 10% of total loans. See Item III A above for a listing of the types of loans by concentration.

D. **Other Interest-Bearing Assets**

There are no other interest-bearing assets as of December 31, 2012, which would be required to be disclosed under Item III C.1 or 2 if such assets were loans.

IV. SUMMARY OF LOAN LOSS EXPERIENCE

A. The following is an analysis of the activity in the allowance for loan losses account:

	December 31 2012	December 31 2011	December 31 2010	December 31 2009	December 31 2008
Loans outstanding at the end of the period [(1)]	$ 1,190,717	$ 983,193	$ 882,877	$ 886,317	$ 886,317
Average loans outstanding during the period [(1)]	1,043,620	862,498	878,181	892,431	848,279

[(1)] Net of unearned income and deferred loan fees

	December 31 2012	December 31 2011	December 31 2010	December 31 2009	December 31 2008
Balance at beginning of the period	$ 18,882	$ 19,064	$ 16,015	$ 11,410	$ 9,791
Loans charged-off:					
Commercial	2,388	967	3,856	2,461	1,358
Real estate	597	956	811	432	351
Consumer	2,958	4,757	5,067	7,354	5,277
Total loans charged-off	5,943	6,680	9,734	10,247	6,986
Recoveries of loans previously charged-off:					
Commercial	782	163	233	66	15
Real estate	77	10	1	-	50
Consumer	948	1,043	995	1,183	972
Total loan recoveries	1,807	1,216	1,229	1,249	1,037
Net loans charged-off	4,136	5,464	8,505	8,998	5,949
Provision charged to operating expense	3,524	5,282	11,554	13,603	7,568
Balance at the end of the period	$ 18,270	$ 18,882	$ 19,064	$ 16,015	$ 11,410
Percent of net charge-offs to average loans outstanding for the period	0.40%	0.63%	0.97%	1.01%	0.70%

(Table dollars in thousands except per share data)

B. The following schedule is a breakdown of the allowance for loan losses allocated by type of loan and the percentage of loans in each category to total loans.

	December 31 2012		December 31 2011		December 31 2010		December 31 2009		December 31 2008	
	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans
Commercial, financial and agricultural	$ 7,771	39%	$ 8,017	36%	$ 7,554	38%	$ 5,766	35%	$ 3,202	35%
Real estate	3,204	16%	2,472	16%	2,379	18%	1,933	15%	973	19%
Mortgage warehousing	1,705	21%	1,695	21%	1,435	14%	1,455	19%	1,354	14%
Consumer	5,590	24%	6,698	27%	7,696	30%	6,861	31%	5,881	32%
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	$ 18,270	100%	$ 18,882	100%	$ 19,064	100%	$ 16,015	100%	$ 11,410	100%

In 1999, Horizon began a mortgage warehousing program. This program is described in Management's Discussion and Analysis of Financial Condition and Results of Operation in Item 7 below and in the Notes to the Financial Statements in Item 8 below, which are incorporated herein by reference. The greatest risk related to these loans is transaction and fraud risk. During 2012, Horizon processed approximately $3.9 billion in mortgage warehouse loans.

V. DEPOSITS

Information required by this section is found in Management's Discussion and Analysis of Financial Condition and Results of Operation in Item 7 below and in the Consolidated Financial Statements and related notes in Item 8 below, which are incorporated herein by reference.

VI. RETURN ON EQUITY AND ASSETS

Information required by this section is found in Management's Discussion and Analysis of Financial Condition and Results of Operation in Item 7 below and in the Consolidated Financial Statements and related notes in Item 8 below, which are incorporated herein by reference.

VII. SHORT TERM BORROWINGS

The following is a schedule of statistical information relative to securities sold under agreements to repurchase which are secured by Treasury and U.S. Government agency securities and mature within one year. There were no other categories of short-term borrowings for which the average balance outstanding during the period was 30 percent or more of stockholders' equity at the end of the period.

	December 31 2012	December 31 2011
Outstanding at year end	$ 43,448	$ 43,849
Approximate weighted-average interest rate at year-end	0.14%	0.14%
Highest amount outstanding as of any month-end during the year	$ 43,448	$ 43,849
Approximate average outstanding during the year	$ 40,210	$ 40,291
Approximate weighted-average interest during the year	0.14%	0.16%

ITEM 1A. RISK FACTORS

An investment in Horizon's securities is subject to risks inherent to our business. The material risks and uncertainties that management believes currently affect Horizon are described below. Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this report and other filings we make with the SEC. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may affect our business operations.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, our results could differ materially from the forward-looking statements. All forward-looking statements in this report are current only as of the date on which the statements were made. We do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

Risks Related to Our Business

As a financial institution, we are subject to a number of risks relating to our daily business. Although we undertake a variety of efforts to manage and control those risks, many of the risks are outside of our control. Among the risks we face are the following:

- **Credit risk**: the risk that loan customers or other parties will be unable to perform their contractual obligations;
- **Market risk**: the risk that changes in market rates and prices will adversely affect our financial condition or results of operation;
- **Liquidity risk**: the risk that Horizon or the Bank will have insufficient cash or access to cash to meet its operating needs;
- **Operational risk**: the risk of loss resulting from fraud, inadequate or failed internal processes, people and systems, or external events;
- **Economic risk**: the risk that the economy in our markets could decline further resulting in increased unemployment, decreased real estate values and increased loan charge-offs; and
- **Compliance risk**: the risk of additional action by our regulators or additional regulation could hinder our ability to do business profitably.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain world, national and local conditions in our markets. The capital and credit markets have been experiencing volatility and disruption since 2008. This presents financial institutions with unprecedented circumstances and challenges that in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. Our financial statements have been prepared using values and information currently available to us, but given this volatility, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values and the allowance for loan losses, which could negatively impact our ability to meet regulatory capital requirements and maintain sufficient liquidity. The risks associated with our business become more acute in periods of a slowing economy or slow growth such as we began experiencing in the latter half of 2008 and which continued through 2011. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. While we continue to take steps to decrease and limit our exposure to residential construction and land development loans and home equity loans, we nonetheless retain direct exposure to the residential and commercial real estate markets, and we are affected by these events.

Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job loss, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, the national economic recession or further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following other consequences: increases in loan delinquencies, problem assets and foreclosures; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Our financial performance may be adversely impacted if we are unable to continue to grow our commercial and consumer loan portfolios, obtain low-cost funds and compete with other providers of financial services.

Our ability to maintain our history of record earnings year after year will depend, in large part, on our ability to continue to grow our loan portfolios and obtain low-cost funds. For the past seven years, we focused on increasing consumer loans, and we intend to continue to emphasize and grow consumer, as well as commercial loans in the foreseeable future. This represented a shift in our emphasis from prior years when we focused on mortgage banking services, which generated a large portion of our income during those years.

We have also funded our growth with low-cost consumer deposits, and our ability to sustain our growth will depend in part on our continued success in attracting and retaining such deposits or finding other sources of low-cost funds.

Another factor in maintaining our history of record earnings will be our ability to expand our scope of available financial services to our customers in an increasingly competitive environment. In addition to other banks, our competitors include credit unions, securities brokers and dealers, mortgage brokers, mortgage bankers, investment advisors, and finance and insurance companies. Competition is intense in most of our markets. We compete on price and service with our competitors. Competition could intensify in the future as a result of industry consolidation, the increasing availability of products and services from non-banks, greater technological developments in the industry, and banking reform.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, since July 21, 2011, financial institutions can offer interest on demand deposits to compete for customers. We are offering interest on demand deposits, but we do not expect this change to have a material adverse effect on our financial condition and results of operations.

Our commercial and consumer loans expose us to increased credit risks.

We have a large percentage of commercial and consumer loans. Commercial loans generally have greater credit risk than residential mortgage loans because repayment of these loans often depends on the successful business operations of the borrowers. These loans also typically have much larger loan balances than residential mortgage loans. Consumer loans generally involve greater risk than residential mortgage loans because they are unsecured or secured by assets that depreciate in value. Although we undertake a variety of underwriting, monitoring and reserving protections with respect to these types of loans, there can be no guarantee that we will not suffer unexpected losses, and recently, we have experienced an increase in the default rates in our consumer loan portfolio, particularly relating to indirect auto loans.

Our holdings of construction, land and home equity loans may pose more credit risk than other types of mortgage loans.

In light of current economic conditions, construction loans, loans secured by commercial real estate and home equity loans are considered more risky than other types of mortgage loans. Due to the disruptions in credit and housing markets, real estate values have decreased in most areas of the U.S., and many of the developers to whom we lend experienced a decline in sales of new homes from their projects. As a result of this market disruption, some of our land and construction loans have become non-performing as developers are unable to build and sell homes in volumes large enough for orderly repayment of loans and as other owners of such real estate (including homeowners) were unable to keep up with their payments. We believe we have established adequate reserves on our financial statements to cover the credit risk of these loan portfolios. However, there can be no assurance that losses will not exceed our reserves, and ultimately result in a material level of charge-offs, which could adversely impact our results of operations, liquidity and capital.

The allowance for loan losses may prove inadequate or be negatively affected by credit risk exposures.

Our business depends on the creditworthiness of our customers. We periodically review the allowance for loan and lease losses for adequacy considering economic conditions and trends, collateral values, and credit quality indicators, including past charge-off experience and levels of past due loans and non-performing assets. There is no certainty that the allowance for loan losses will be adequate over time to cover credit losses in the portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets. If the credit quality of the customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, or if the allowance for loan losses is not adequate, our business, financial condition, liquidity, capital, and results of operations could be materially adversely affected.

Changes in market interest rates could adversely affect our financial condition and results of operations.

Our financial condition and results of operations are significantly affected by changes in market interest rates. Our results of operations depend substantially on our net interest income, which is the difference between the interest income that we earn on our interest-earning assets and the interest expense that we pay on our interest-bearing liabilities. Our profitability depends on our ability to manage our assets and liabilities during periods of changing market interest rates. If rates increase rapidly as a result of an improving economy, we may have to increase the rates paid on our deposits and borrowed funds more quickly than loans and investments re-price, resulting in a negative impact on interest spreads and net interest income. The impact of rising rates could be compounded if deposit customers move funds from savings accounts to higher rate certificate of deposit accounts. Conversely, should market interest rates fall below current levels, our net interest margin could also be negatively affected, as competitive pressures could keep us from further reducing rates on our deposits, and prepayments and curtailments on assets may continue. Such movements may cause a decrease in our interest rate spread and net interest margin, and therefore, decrease our profitability.

Changes in interest rates also could affect loan volume. For instance, an increase in interest rates could cause a decrease in the demand for mortgage loans (and other loans), which could result in a significant decline in our revenue stream.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Increases in interest rates may decrease loan demand and/or may make it more difficult for borrowers to repay adjustable rate loans. Decreases in interest rates often result in increased prepayments of loans and mortgage-related securities, as borrowers refinance their loans to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities.

A continued economic slowdown in Northwestern Indiana and Southwestern Michigan could affect our business.

Our primary market area for deposits and loans consists of LaPorte and Porter Counties in Northwestern Indiana and Berrien County in Southwestern Michigan. During 2012, unemployment rates remained at elevated levels in our primary market area, resulting in continued high levels of consumer delinquencies and bankruptcy filings. The continued economic slowdown could hurt our business. The possible consequences of such a continued downturn could include the following:

- increases in loan delinquencies and foreclosures;
- declines in the value of real estate and other collateral for loans;
- an increase in loans charged off;
- an increase in the Company's expense to fund loan loss reserves;
- an increase in collection costs;
- a decline in the demand for our products and services;
- an increase in non-accrual loans and other real estate owned.

The loss of key members of our senior management team could affect our ability to operate effectively.

We depend heavily on the services of our existing senior management team, particularly our CEO Craig M. Dwight, to carry out our business and investment strategies. As we continue to grow and expand our business and our locations, products and services, we will increasingly need to rely on Mr. Dwight's experience, judgment and expertise as well as that of the other members of our senior management team and will also need to continue to attract and retain qualified banking personnel at all levels. Competition for such personnel is intense in our geographic market areas. If we are unable to attract and retain talented people, our business could suffer. The loss of the services of any senior management personnel, particularly Mr. Dwight, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our consolidated results of operations, financial condition and prospects.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital in the future to fund acquisitions and to provide us with sufficient capital resources and liquidity to meet our commitments, regulatory capital requirements and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Although we are currently, and have historically been, "well capitalized" for regulatory purposes, our capital levels are not far in excess of the well capitalized threshold, and in the past we have been required to maintain increased levels of capital in connection with certain acquisitions. Additionally, we periodically explore acquisition opportunities with other financial institutions, some of which are in distressed financial condition. Any future acquisition, particularly the acquisition of a significantly troubled institution or an institution of comparable size to us, may require us to raise additional capital in order to obtain regulatory approval and/or to remain well capitalized.

Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

We cannot guarantee that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, our depositors or counterparties participating in the capital markets may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our businesses, financial condition and results of operations and may restrict our ability to grow.

Potential acquisitions may disrupt our business and dilute stockholder value.

We periodically evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. We generally seek merger or acquisition partners that are culturally similar and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company,
- Exposure to potential asset quality issues of the target company,
- Potential disruption to our business,
- Potential diversion of our management's time and attention away from day-to-day operations,
- The possible loss of key employees, business and customers of the target company,
- Difficulty in estimating the value of the target company, and
- Potential problems in integrating the target company's systems, customers and employees with ours.

As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving the payment of cash or the issuance of our debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. To the extent we were to issue additional common shares in any such transaction, our current shareholders would be diluted and such an issuance may have the effect of decreasing our stock price, perhaps significantly. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

The preparation of our financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not have to increase the allowance for loan losses and/or sustain loan losses that are significantly higher than the provided allowance.

Our mortgage warehouse and indirect lending operations are subject to a higher fraud risk than our other lending operations.

We buy loans originated by mortgage bankers and automobile dealers. Because we must rely on the mortgage bankers and automobile dealers in making and documenting these loans, there is an increased risk of fraud to us on the part of the third-party originators and the underlying borrowers. In order to guard against this increased risk, we perform investigations on the mortgage companies with whom we do business, and we review the loan files and loan documents we purchase to attempt to detect any irregularities or legal noncompliance. However, there is no guarantee that our procedures will detect all cases of fraud or legal noncompliance.

Our mortgage lending profitability could be significantly reduced if we are not able to resell mortgages or experience other problems with the secondary market process or are unable to retain our mortgage loan sales force due to regulatory changes.

Currently, we sell a substantial portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to aggregate a high volume of loans and to sell them in the secondary market at a gain. Thus, we are dependent upon the existence of an active secondary market and our ability to profitably sell loans into that market.

Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and Ginnie Mae (the "Agencies") and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including the Agencies, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of such government-sponsored enterprises could, in turn, adversely affect our operations.

In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the U.S. government. Although to date, the conservatorship has not had a significant or adverse effect on our operations, and during 2010 and 2011 the Federal Housing Administration Agency indicated that the Treasury Department is committed to fund Fannie Mae and Freddie Mac to levels needed in order to sufficiently meet their funding needs; it is currently unclear whether further changes would significantly and adversely affect our operations. In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by the Agencies and other institutional and non-institutional investors. Our ability to remain eligible may also depend on having an acceptable peer-relative delinquency ratio for Federal Housing Authority ("FHA") and maintaining a delinquency rate with respect to Ginnie Mae pools that are below Ginnie Mae guidelines. In the case of Ginnie Mae pools, we have repurchased delinquent loans from them in the past to maintain compliance with the minimum required delinquency ratios. Although these loans are typically insured as to principal by the FHA, such repurchases increase our capital and liquidity needs, and there can be no assurance that we will have sufficient capital or liquidity to continue to purchase such loans out of the Ginnie Mae pools if required to do so.

Any significant impairment of our eligibility with any of the Agencies could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time-to-time by the sponsoring entity which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

The banking industry's methodology for paying its mortgage loan sales force is currently under regulatory scrutiny and dependent upon the outcome may materially change the manner in how the sales force is paid. This change in compensation may make it difficult for banks to retain their sales force, which in turn may affect future retail mortgage volume.

We are exposed to intangible asset risk in that our goodwill may become impaired.

As of December 31, 2012, we had $23.8 million of goodwill and other intangible assets. A significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, or slower growth rates could result in further impairment of goodwill. If we were to conclude that a future write-down of our goodwill is necessary, then we would record the appropriate charge, which could be materially adverse to our operating results and financial position. For further discussion, see Notes 1 and 10, "Nature of Operations and Summary of Significant Accounting Policies" and "Intangible Assets", to the Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2012.

We are subject to extensive regulation and changes in laws and regulatory policies could adversely affect our business.

Our operations are subject to extensive regulation by federal agencies. See "Supervision and Regulation" in the description of our Business in Item 1 of Part I of this report for detailed information on the laws and regulations to which we are subject. Changes in applicable laws, regulations or regulator policies can materially affect our business. The likelihood of any major changes in the future and their effects are impossible to determine. As an example, the Bank could experience higher credit losses because of federal or state legislation or by regulatory or bankruptcy court action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Bank could experience higher credit losses because of federal or state legislation or regulatory action that limits its ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

Legislation enacted in recent years, together with additional actions announced by the U.S. Treasury and other regulatory agencies, continue to develop. It is not clear at this time what impact the Dodd-Frank Act, other recent legislation and liquidity and funding initiatives of the U.S. Treasury and other bank regulatory agencies, and additional programs that may be initiated in the future will have on the financial markets and the financial services industry. The extreme levels of volatility and limited credit availability currently being experienced could continue to effect the U.S. banking industry and the broader U.S. and global economies, which will have an effect on all financial institutions, including Horizon.

Our inability to continue to accurately process large volumes of transactions could adversely impact our business and financial results.

In the normal course of business, we process large volumes of transactions. If systems of internal control should fail to work as expected, if systems are used in an unauthorized manner, or if employees subvert the system of internal controls, significant losses could result.

We process large volumes of transactions on a daily basis and are exposed to numerous types of operational risk. Operational risk resulting from inadequate or failed internal processes, people and systems includes the risk of fraud by persons inside or outside Horizon, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards.

We establish and maintain systems of internal operational controls that are designed to provide us with timely and accurate information about our level of operational risk. While not foolproof, these systems have been designed to manage operational risk at appropriate, cost-effective levels. Procedures also exist that are designed to ensure that policies relating to conduct, ethics and business practices are followed. From time to time, losses from operational risk may occur, including the consequences of operational errors.

While we continually monitor and improve the system of internal controls, data processing systems and corporate-wide processes and procedures, there can be no assurance that future losses will not occur.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately or timely addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We continually encounter technological changes.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, and we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We rely on other companies to provide key components of our business infrastructure.

Third-party vendors provide key components of our business infrastructure, including Internet connections, network access and transaction and other processing services. Although we have selected these third-party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of inadequate or interrupted service, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third- party vendors also could result in significant delay and expense.

Damage to our reputation could damage our business.

Our business depends upon earning and maintaining the trust and confidence of our customers, investors and employees. Damage to our reputation could cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, compliance failures, litigation or regulatory outcomes or governmental investigations. In addition, a failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat customers and clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation our reputation. Adverse publicity about Horizon, whether or not true, may result in harm to our prospects. Should any events or factors that can undermine our reputation occur, there is no assurance that the additional costs and expenses that we may need to incur to address the issues giving rise to the reputational harm would not adversely affect our earnings and results of operations.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations or earnings.

The Standard & Poor's downgrade in the U.S. government's sovereign credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities, could result in risks to Horizon and general economic conditions that we are not able to predict.

On August 5, 2011, Standard & Poor's downgraded the United States long-term debt rating from its AAA rating to AA+. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. Instruments of this nature are key assets on the balance sheets of financial institutions, including the Bank. These downgrades could adversely affect the market value of such instruments, and could adversely impact our ability to obtain funding that is collateralized by affected instruments, as well as affecting the pricing of that funding when it is available. We cannot predict if, when or how these changes to the credit ratings will affect economic conditions. These ratings downgrades could result in a significant adverse impact to Horizon and could exacerbate the other risks to which Horizon is subject.

A world crisis could affect the U.S. economy and liquidity markets for community banks.

Current worldwide events may lead to further erosion in the U.S. economy and limit community banks' access to the liquidity markets. These events include possible regional conflicts that may interrupt the supply of energy products; European contagion that may affect the liquidity markets and increasing dependence upon Asian investors which may affect the bond markets and long-term interest rates.

Risks Related to our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.

Although our common stock is listed on the NASDAQ Global Market, our stock price constantly changes, and we expect our stock price to continue to fluctuate in the future. Our stock price is impacted by a variety of factors, some of which are beyond our control.

These factors include:

- variations in our operating results or the quality of our assets;
- operating results that vary from the expectations of management, securities analysts and investors;
- increase in loan losses, non-performing loans and other real estate owned;
- changes in expectations as to our future financial performance;
- announcements of new products, strategic developments, acquisitions and other material events by us or our competitors;
- the operating and securities price performance of other companies that investors believe are comparable to us;
- currently on the Russell 3000 index and could come off the index;

- actual or anticipated sales of our equity or equity-related securities;
- our past and future dividend practice;
- our creditworthiness;
- interest rates;
- the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing;
- developments with respect to financial institutions generally; and
- economic, financial, geopolitical, regulatory, congressional or judicial events that affect us or the financial markets.

In addition the stock market in general has recently experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies and particularly those in the financial services and banking sector, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

Because our stock is thinly traded, it may be more difficult for you to sell your shares or buy additional shares when you desire to do so and the price may be volatile.

Although our common stock has been listed on the NASDAQ stock market since December 2001, our common stock is thinly traded. The prices of thinly traded stocks, such as ours, are typically more volatile than stocks traded in a large, active public market and can be more easily impacted by sales or purchases of large blocks of stock. Thinly traded stocks are also less liquid, and because of the low volume of trades, you may be unable to sell your shares when you desire to do so.

Our participation in the Small Business Lending Fund program restricts our ability to pay dividends and to repurchase our securities and could have other negative effects.

On August 25, 2011, we sold 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B ("Series B Preferred Stock"), to the U.S. Treasury pursuant to the Small Business Lending Fund program, a $30 billion fund established under the Small Business Jobs Act of 2010 that encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. The terms of the Series B Preferred Stock impose limits on our ability to pay dividends and repurchase shares of common stock. Under the terms of the Series B Preferred Stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking *pari passu* with the Series B Preferred Stock, junior preferred shares, or other junior securities (including our common stock) during the current quarter and for the next three quarters following the failure to declare and pay dividends on the Series B Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking *pari passu* may be paid to the extent necessary to avoid any resulting material covenant breach. In addition, we may declare and pay a dividend on our common stock or other stock ranking junior to the Series B Preferred Stock, or repurchase shares of any such class or series of stock, only if, after payment of such dividend, the dollar amount of the Company's Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital, which was $118,724,000, excluding any subsequent net charge-offs and any redemption of the Series B Preferred Stock. Horizon does not anticipate that these restrictions will affect its ability to pay dividends on its common stock; however, given the possibility of unforeseen developments or events, there can be no guarantee that Horizon will be able to pay dividends on its common stock.

Provisions in our articles of incorporation, our by-laws, and Indiana law may delay or prevent an acquisition of us by a third party.

Our articles of incorporation and by-laws and Indiana law contain provisions that have certain anti-takeover effects. While the purpose of these provisions is to strengthen the negotiating position of the board in the event of a hostile takeover attempt, the overall effects of these provisions may be to render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a larger block of our shares, and the removal of incumbent directors and key management.

Our articles of incorporation provide for a staggered board, which means that only one-third of our board can be replaced by shareholders at any annual meeting. Our articles also provide that our directors may only be removed without cause by shareholders owning 70% or more of our outstanding common stock. Furthermore, our articles provide that only our board of directors, and not our shareholders, may adopt, alter, amend and repeal our by-laws.

Our articles also preempt Indiana law with respect to business combinations with a person who acquires 10% or more of our common stock and provide that such transactions are subject to independent and super-majority shareholder approval requirements unless certain pricing and board pre-approval requirements are satisfied.

Our by-laws do not permit cumulative voting of shareholders in the election of directors, allowing the holders of a majority of our outstanding shares to control the election of all our directors, and our directors are elected by plurality (not majority) voting. Our by-laws also establish detailed procedures that shareholders must follow if they desire to nominate directors for election or otherwise present issues for consideration at a shareholders' meeting. We also have a mandatory retirement age for directors.

These and other provisions of our governing documents and Indiana law are intended to provide the board of directors with the negotiating leverage to achieve a more favorable outcome for our shareholders in the event of an offer for the company. However, there is no assurance that these same anti-takeover provisions could not have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

Risks Related to the Series B Preferred Stock

The Series B Preferred Stock is equity and is subordinate to all of our existing and future indebtedness; regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series B Preferred Stock; and the Series B Preferred Stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

Shares of the Series B Preferred Stock are equity interests in Horizon and do not constitute indebtedness. As such, the Series B Preferred Stock, like our common stock, ranks junior to all indebtedness and other non-equity claims against Horizon with respect to assets available to satisfy claims against Horizon, including in a liquidation of Horizon. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series B Preferred Stock, dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant. The current terms of the Series B Preferred Stock require dividends to be paid in arrears on January 1, April 1, July 1 and October 1 of each year.

Horizon is an entity separate and distinct from the Bank, our principal subsidiary, and derives a significant portion of its revenue in the form of dividends from the Bank. Accordingly, Horizon is and will be dependent upon dividends from the Bank to pay the principal of, and interest on, its indebtedness, to satisfy its other cash needs and to pay dividends on the Series B Preferred Stock. Horizon's ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements while maintaining its required capital. In the event the Bank is unable to pay dividends to Horizon, Horizon may not be able to pay dividends on the Series B Preferred Stock. In addition, the Series B Preferred Stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series B Preferred Stock or to which the Series B Preferred Stock will be structurally subordinated.

An active trading market for the Series B Preferred Stock does not currently exist and is unlikely to develop.

The Series B Preferred Stock is not currently listed on any national securities exchange, and we do not intend to list the Series B Preferred Stock on a national securities exchange unless we are requested to do so by the U.S. Treasury. Even if requested to so do by the U.S. Treasury, it is not certain that such a listing can be achieved given the current exchange listing requirements, and even if listing is achieved, it is unlikely that an active trading market for the Series B Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active trading market does not develop, the market value and liquidity of the Series B Preferred Stock may be adversely affected.

Dividends on the Series B Preferred Stock are non-cumulative.

Dividends on the shares of Series B Preferred Stock are non-cumulative. If our Board of Directors does not authorize and declare a dividend on the Series B Preferred Stock for any dividend period, such unpaid dividend will not accrue and will not be payable to holders of the Series B Preferred Stock even if dividends are declared for any subsequent dividend period. However, a failure to pay dividends on the Series B Preferred Stock will restrict our ability to pay dividends with respect to and repurchase shares of other classes and series of stock.

Initially the dividend rate on the Series Preferred Stock will fluctuate based on our level of Qualified Small Business Lending as compared to our Small Business Lending Baseline.

The per annum dividend rate on the shares of Series B Preferred Stock applicable to the first quarter is 5%. For the second through tenth quarters, the rate will be adjusted quarterly to reflect the percent of change in our Qualified Small Business Lending from our Small Business Lending baseline and may fluctuate between 1% and 5% per annum. The dividend rate will be a fixed rate for the eleventh quarter through the date that is four-and-a-half years from the issuance date of the shares of Series B Preferred Stock and will be based on the rate in effect for the tenth quarter. Depending on the percentage increase in our Qualified Small Business Lending over our Small Business Lending baseline, the fixed rate will be between 1% and 5% per annum. If there has been no increase (or a decrease) in our Qualified Small Business Lending over our Small Business Lending baseline, the fixed rate will be 7% per annum. For all quarters subsequent to the four-and-one-half year anniversary of issuance, the rate will be 9% per annum.

Holders of the Series B Preferred Stock have limited voting rights.

Holders of the Series B Preferred Stock only have the right to vote as a separate class on certain matters relating to the rights of holders of Series B Preferred Stock and on certain corporate transactions. Except with respect to such matters, the Series B Preferred Stock does not have voting rights. The matters on which the holders of Series B Preferred Stock would have the right to vote include amendments to Horizon's Articles of Incorporation adversely affecting the Series B Preferred Stock or certain fundamental transactions affecting the Series B Preferred Stock, and in connection with the authorization of stock senior to the Series B Preferred Stock. If Horizon misses five dividend payments on the Series B Preferred Stock, whether or not consecutive, the holder of the Series B Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer who will attend all meetings of Horizon's Board of Directors, but such observer will not have the right to vote.

(Table dollars in thousands except per share data)

ITEM 1B. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 2. PROPERTIES
The main office and full service branch of Horizon and the Bank is located at 515 Franklin Square, Michigan City, Indiana. The building located across the street from the main office of Horizon and the Bank, at 502 Franklin Square, houses the credit administration, operations, facilities and purchasing, and information technology departments of the Bank. In addition to these principal facilities, the Bank has 28 sales offices located at:

3631 South Franklin Street	Michigan City	Indiana
113 West First Street	Wanatah	Indiana
1500 West Lincolnway	LaPorte	Indiana
423 South Roosevelt Street	Chesterton	Indiana
4208 North Calumet	Valparaiso	Indiana
902 Lincolnway	Valparaiso	Indiana
455 Morthland Drive	Valparaiso	Indiana
2650 Willowcreek Road	Portage	Indiana
8590 Broadway	Merrillville	Indiana
10429 Calumet Avenue	Munster	Indiana
17400 State Road 23	South Bend	Indiana
1909 East Bristol Street	Elkhart	Indiana
4574 Elkhart Road	Goshen	Indiana
1321 119th Street	Whiting	Indiana
1349 Calumet Avenue	Hammond	Indiana
1300 North Main Street	Crown Point	Indiana
420 North Morton Street	Franklin	Indiana
489 State Road 135	Greenwood	Indiana
800 US 31	Greenwood	Indiana
2433 East Main Street	Greenwood	Indiana
507 Three Notch Lane	Bargersville	Indiana
117 East Washington Street	Indianapolis	Indiana
811 Ship Street	St. Joseph	Michigan
2608 Niles Road	St. Joseph	Michigan
1041 East Napier Avenue	Benton Harbor	Michigan
500 West Buffalo Street	New Buffalo	Michigan
6801 West U.S. 12	Three Oaks	Michigan
3250 West Centre Avenue	Portage	Michigan

Horizon owns all of the facilities except for the Indiana offices located at 117 E Washington Street, Indianapolis, 489 State Road 135, Greenwood and 800 US 31, Greenwood, each of which is leased.

ITEM 3. LEGAL PROCEEDINGS
Horizon and its subsidiaries are involved in various legal proceedings incidental to the conduct of their business. Management does not expect that the outcome of any such proceedings will have a material adverse effect on our consolidated financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES
Not applicable

(Table dollars in thousands except per share data)

SPECIAL ITEM: EXECUTIVE OFFICERS OF REGISTRANT

Name	Age	Position
Robert C. Dabagia	74	Chairman of Horizon since 1998; Chief Executive Officer of Horizon and the Bank until July 1, 2001.
Craig M. Dwight	56	Chairman and Chief Executive Officer of the Bank since January 2003; President and Chief Executive Officer of Horizon and the Bank since July 1, 2001.
Thomas H. Edwards	60	President and Chief Operating Officer of the Bank since January 2003.
Mark E. Secor	46	Chief Financial Officer of Horizon and the Bank since January 2009. Vice President, Chief Investment and Asset Liability Manager since June 2007, Chief Financial Officer of St. Joseph Capital Corp., Mishawaka, Indiana since January 2004.
James D. Neff	53	Corporate Secretary of Horizon since 2007; Executive Vice President-Mortgage Banking of the Bank since January 2004; Senior Vice President of the Bank since October 1999.

(Table dollars in thousands except per share data)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Repurchases of Securities
There were no purchases by the Company of its common stock during the fourth quarter of 2012.

Performance Graph
The Securities and Exchange Commission requires Horizon to include a line graph comparing Horizon's cumulative five-year total shareholder returns on the common shares with market and industry returns over the past five years. SNL Financial LC prepared the following graph. The return represented in the graph assumes the investment of $100 on January 1, 2008, and further assumes reinvestment of all dividends. The Company's common stock began trading on the NASDAQ Global Market on February 1, 2008. Prior to that date, the common stock was traded on the NASDAQ Capital Market.


Total Return Performance
220
180
140
100
60
20
Index Value
Horizon Bancorp
Russell 2000
SNL Bank $1B-$5B
SNL Micro Cap Bank
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	Period Ending December 31 2007	December 31 2008	December 31 2009	December 31 2010	December 31 2011	December 31 2012
Horizon Bancorp	100.00	50.93	69.19	116.92	117.27	203.98
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
SNL Bank $1B-$5B	100.00	82.94	59.45	67.39	61.46	75.78
SNL Micro Cap Bank	100.00	61.90	45.65	46.98	44.68	56.46

Source : SNL Financial LC, Charlottesville, VA
 www.snl.com

(Table dollars in thousands except per share data)

The following chart, prepared by the investment banking firm of Keefe, Bruyette and Woods compares the change in market price of Horizon's common stock to that of publicly traded banks in Indiana and Michigan, excluding the reinvestment of dividends.



Relative Price Performance
180
160
140
120
100
80
60
40
20
0
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Horizon Bancorp
Indiana Banks
Michigan Banks

	Period Ending					
Index	**December 31 2007**	**December 31 2008**	**December 31 2009**	**December 31 2010**	**December 31 2011**	**December 31 2012**
Horizon Bancorp	100.00	48.73	63.23	103.70	101.35	172.37
Indiana Banks	100.00	114.92	73.84	86.12	88.66	95.67
Michigan Banks	100.00	46.58	27.38	26.38	29.16	48.42

The other information regarding Horizon's common stock, including the approximate number of holders of the common stock, is included under the caption "Horizon's Common Stock and Related Stockholders' Matters" in Item 8 below, which is incorporated by reference.

ITEM 6. SELECTED FINANCIAL DATA

The information required under this item is incorporated by reference to the information appearing under the caption "Summary of Selected Financial Data" in Item 8 of this Form 10-K.

(Table dollars in thousands except per share data)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Horizon is a registered bank holding company incorporated in Indiana and headquartered in Michigan City, Indiana. Horizon provides a broad range of banking services in Northwestern and Central Indiana and Southwestern Michigan through its bank subsidiary. Horizon operates as a single segment, which is commercial banking. Horizon's common stock is traded on the NASDAQ Global Market under the symbol HBNC. The Bank was chartered as a national banking association in 1873 and has operated continuously since that time. The Bank is a full-service commercial bank offering commercial and retail banking services, corporate and individual trust and agency services, and other services incident to banking. All share data included below has been adjusted to reflect Horizon's three-for-two stock splits paid on November 9, 2012 and December 9, 2011.

Following are some highlights of Horizons financial performance during 2012:

- Horizon's net income of $19.5 million for the twelve months ending 2012 surpassed the $12.8 million earned in the prior year and represented the highest annual net income in the Company's history.
- Horizon's diluted earnings per share was $2.30 in 2012, a 52% increase in diluted earnings per share compared to 2011.
- On July 17, 2012 Horizon completed its acquisition of Heartland. On that date, Horizon recorded $229.5 million in assets and $218.7 million in liabilities.
- As a result of the acquisition and organic growth, total assets increased to a record $1.8 billion at December 31, 2012, compared with $1.5 billion at December 31, 2011.
- Total loans increased $207.5 million during 2012, consisting of $92.9 million in organic loan growth and $114.6 million net loans acquired from Heartland.
- Total deposits increased $284.3 million during 2012, consisting of $73.1 million in organic deposit growth and $211.2 million in deposits acquired from Heartland.
- Net interest income, after provisions for loan losses, for 2012 was $54.7 million compared with $42.8 million for 2011.
- The provision for loan losses decreased to $3.5 million for the year ended December 31, 2012 compared to $5.3 million for 2011.
- Net charge-offs in 2012 were $4.1 million compared to $5.5 million in 2011.
- Substandard and 30-to-89 day delinquent loans in total decreased by $1.9 million during 2012 from $60.8 million at December 31, 2011 to $58.9 million at December 31, 2012 including $21.5 million at December 31, 2012 acquired from the Heartland merger.
- Return on average assets was 1.19% for the year ended December 31, 2012.
- Return on average common equity was 14.72% for the year ended December 31, 2012.
- Horizon Bank's capital ratios continue to be well above the regulatory standards for well-capitalized banks.

Critical Accounting Policies

The notes to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for 2012 contain a summary of the Company's significant accounting policies. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management has identified the allowance for loan losses, goodwill and intangible asset, mortgage servicing rights, hedge accounting and valuation measurements as critical accounting policies.

Allowance for Loan Losses

An allowance for loan losses is maintained to absorb probable incurred loan losses inherent in the loan portfolio. The determination of the allowance for loan losses is a critical accounting policy that involves management's ongoing quarterly assessments of the probable incurred losses inherent in the loan portfolio. The identification of loans that have probable incurred losses is subjective; therefore, a general reserve is maintained to cover all probable losses within the entire loan portfolio. Horizon utilizes a loan grading system that helps identify, monitor and address asset quality problems in an

(Table dollars in thousands except per share data)

adequate and timely manner. Each quarter, various factors affecting the quality of the loan portfolio are reviewed. Large credits are reviewed on an individual basis for loss potential. Other loans are reviewed as a group based upon previous trends of loss experience. Horizon also reviews the current and anticipated economic conditions of its lending market as well as transaction risk to determine the effect they may have on the loss experience of the loan portfolio.

Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (FASB ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Accordingly, allowances for credit losses related to these loans are not carried over and recorded at the acquisition dates. Loans acquired through business combinations that do not meet the specific criteria of FASB ASC 310-30, but for which a discount is attributable, at least in part to the credit quality, are also accounted for under this guidance. As a result, related discounts are recognized subsequently through accretion based on the expected cash flows of the acquired loans. For purposes of applying FASB ASC 310-30, loans acquired in business combinations are aggregated into pools of loans with common risk characteristic.

Goodwill and Intangible Assets
Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. FASB ASC 350-10 establishes standards for the amortization of acquired intangible assets and impairment assessment of goodwill. At December 31, 2012, Horizon had core deposit intangibles of $4.0 million subject to amortization and $19.7 million of goodwill, which is not subject to amortization. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Horizon's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Horizon to provide quality, cost effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely affect earnings in future periods. FASB ASC 350-10 requires an annual evaluation of goodwill for impairment. The evaluation of goodwill for impairment requires the use of estimates and assumptions. Market price at the close of business on December 31, 2012 was $19.65 per share compared to a tangible book value of $14.23 per common share. Horizon reported record earnings for the 13th consecutive year in 2012.

Mortgage Servicing Rights
Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets on a servicing-retained basis. Capitalized servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated regularly for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying servicing rights by predominant characteristics, such as interest rates, original loan terms and whether the loans are fixed or adjustable rate mortgages. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. When the book value of an individual stratum exceeds its fair value, an impairment reserve is recognized so that each individual stratum is carried at the lower of its amortized book value or fair value. In periods of falling market interest rates, accelerated loan prepayment can adversely affect the fair value of these mortgage-servicing rights relative to their book value. In the event that the fair value of these assets was to increase in the future, Horizon can recognize the increased fair value to the extent of the impairment allowance but cannot recognize an asset in excess of its amortized book value. Future changes in management's assessment of the impairment of these servicing assets, as a result of changes in observable market data relating to market interest rates, loan prepayment speeds, and other factors, could impact Horizon's financial condition and results of operations either positively or negatively.

Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid, the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized mortgage servicing rights. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to

(Table dollars in thousands except per share data)

actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, Horizon utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors, including Horizon's own historical prepayment experience. For purposes of model valuation, estimates are made for each product type within the mortgage servicing rights portfolio on a monthly basis. In addition, on a quarterly basis Horizon engages a third party to independently test the value of its servicing asset.

Derivative Instruments

As part of the Company's asset/liability management program, Horizon utilizes, from time-to-time, interest rate floors, caps or swaps to reduce the Company's sensitivity to interest rate fluctuations. These are derivative instruments, which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated income statements or other comprehensive income ("OCI") depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for the hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Horizon's accounting policies related to derivatives reflect the guidance in FASB ASC 815-10. Derivatives that qualify for the hedge accounting treatment are designated as either: a hedge of the fair value of the recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). For fair value hedges, the cumulative change in fair value of both the hedge instruments and the underlying loans is recorded in non-interest income. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated income statement in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives, which qualify for hedge accounting. At inception of the hedge, Horizon establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of income. Horizon excludes the time value expiration of the hedge when measuring ineffectiveness.

Valuation Measurements

Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities, residential mortgage loans held for sale and derivatives are carried at fair value, as defined in FASB ASC 820, which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, mortgage servicing rights, and pension and other post-retirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent, to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment speeds and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect Horizon's results of operations.

Analysis of Financial Condition

Horizon's total assets were $1.85 billion as of December 31, 2012, an increase of $300.5 million from December 31, 2011.

Investment Securities

Investment securities totaled $482.8 million at December 31, 2012, and consisted of Treasury and federal agency securities of $51.8 million (10.7%); state and municipal securities of $172.9 million (35.8%); federal agency mortgage-backed pools of $159.2 million, federal agency collateralized mortgage obligations of $96.8 million, private labeled mortgage-backed pools of $2.0 million (53.4%); and corporate securities of $51,000 (0.1%). Investment securities increased $44.7 million during

(Table dollars in thousands except per share data)

2012 primarily from the Heartland acquisition of $63.7 million net of $19.0 million of investment securities used for liquidity.

As indicated above, 53.4% of the investment portfolio consists of mortgage-backed securities and collateralized mortgage obligations. Approximately 0.4% of the portfolio or $2.0 million are private label collateralized mortgage obligations, the remainder are issued by agencies of the Federal Government. Horizon had three private label CMO's at December 31, 2012, with an amortized cost of $2.0 million and carried at a market value of $2.0 million. The gross unrealized gain on these investments at December 31, 2012 was approximately $71,000. The private label securities generally have loan to value ratios of approximately 50% and management feels these securities are not impaired. These instruments are secured by residential mortgages of varying maturities. Principal and interest payments are received monthly as the underlying mortgages are repaid. These payments also include prepayments of mortgage balances as borrowers either sell their homes or refinance their mortgages. Therefore, mortgage-backed securities and collateralized mortgage obligations have maturities that are stated in terms of average life. The average life is the average amount of time that each dollar of principal is expected to be outstanding. As of December 31, 2012, the mortgage-backed securities and collateralized mortgage obligations in the investment portfolio had an average life of 6.3 years. Securities that have interest rates above current market rates are purchased at a premium. These securities may experience a significant increase in prepayments when lower market interest rates create an incentive for the borrower to refinance the underlying mortgage as occurred during 2011 and 2012. This may result in a decrease of current income; however, this risk is mitigated by a shorter average life. Management monitors these investments periodically for other than temporary impairment by obtaining and reviewing the underlying collateral details and has concluded at December 31, 2012 this unrealized loss is temporary and that the Company has the intent and ability to hold these investments to maturity.

Available-for-sale municipal securities are priced by a third party using a pricing grid which estimates prices based on recent sales of similar securities. All municipal securities are investment grade or local non-rated issues and management does not believe there is other than temporary deterioration in market value. A credit review is performed annually on the municipal securities portfolio.

At December 31, 2012, 100.0% and at December 31, 2011, 98.4% of investment securities were classified as available for sale. Securities classified as available for sale are carried at their fair value, with both unrealized gains and losses recorded, net of tax, directly to stockholders' equity. Net appreciation on these securities totaled $19.5 million, which resulted in a balance of $12.7 million, net of tax, included in stockholders' equity at December 31, 2012. This compared to $11.0 million, net of tax, included in stockholders' equity at December 31, 2011.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is also established which requires an entity to maximize the use of observable and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

- Level 1 Quoted prices in active markets for identical assets or liabilities.
- Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

When quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There are no Level 1 securities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Treasury and Federal agency securities, State and municipal securities, Federal agency collateralized mortgage obligations and Federal agency mortgage-backed pools. For level 2 securities, Horizon uses a third party service to determine fair value. In performing the valuations, the pricing service relies on models that consider security-specific details as well as relevant industry and economic factors. The most significant of these inputs are quoted market prices, interest rate spreads on relevant benchmark securities and certain prepayment assumptions. To verify the reasonableness of the fair value determination by the service, Horizon has a portion of the level 2 securities priced by an independent securities broker dealer.

Unrealized gains and losses on available-for-sale securities, deemed temporary, are recorded, net of income tax, in a separate component of other comprehensive income on the balance sheet. No unrealized losses were deemed to be "other-than-temporary".

As a member of the Federal Reserve and Federal Home Loan Bank systems, Horizon is required to maintain an investment in the common stock of each entity. The investment in common stock is based on a predetermined formula. At December 31, 2012 Horizon had investments in the common stock of the Federal Reserve and Federal Home Loan Banks totaling $13.3 million and at December 31, 2011, investments totaled $12.4 million.

At December 31, 2012, Horizon did not maintain a trading account.

For more information about securities, see Note 4 (Investment Securities) to the consolidated financial statements.

(Table dollars in thousands except per share data)

Loans

Total loans, net of deferred fees/costs, the principal earning asset of the Bank, were $1.19 billion at December 31, 2012. The current level of loans is an increase of 21.1% from the December 31, 2011, level of $983.2 million. The table below provides comparative detail on the loan categories.

	December 31 2012	December 31 2011	Dollar Change	Percent Change
Commercial				
Working capital and equipment	$ **198,805**	$ 170,325	$ 28,480	16.7%
Real estate, including agriculture	**247,108**	172,910	74,198	42.9%
Tax exempt	**4,579**	3,818	761	19.9%
Other	**9,979**	5,323	4,656	87.5%
Total	**460,471**	352,376	108,095	30.7%
Real estate				
1–4 family	**185,940**	153,039	32,901	21.5%
Other	**3,774**	4,102	(328)	-8.0%
Total	**189,714**	157,141	32,573	20.7%
Consumer				
Auto	**142,149**	134,686	7,463	5.5%
Recreation	**5,163**	4,737	426	9.0%
Real estate/home improvement	**29,989**	27,729	2,260	8.2%
Home equity	**104,974**	92,249	12,725	13.8%
Unsecured	**4,194**	3,183	1,011	31.8%
Other	**2,615**	2,793	(178)	-6.4%
Total	**289,084**	265,377	23,707	8.9%
Mortgage warehouse	**251,448**	208,299	43,149	20.7%
Total loans	**1,190,717**	983,193	207,524	21.1%
Allowance for loan losses	**(18,270)**	(18,882)	612	
Loans, net	$ **1,172,447**	$ 964,311	$ 208,136	

The acceptance and management of credit risk is an integral part of the Bank's business as a financial intermediary. The Bank has established underwriting standards including a policy that monitors the lending function through strict administrative and reporting requirements as well as an internal loan review of consumer and small business loans. The Bank also uses an independent third-party loan review function that regularly reviews asset quality.

Changes in the mix of the loan portfolio averages are shown in the following table.

	December 31 2012	December 31 2011	December 31 2010
Commercial	$ 393,580	$ 339,072	$ 320,783
Real estate	179,622	170,790	163,597
Mortgage warehouse	193,006	90,316	124,787
Consumer	277,412	262,320	269,014
Total average loans	$ 1,043,620	$ 862,498	$ 878,181

(Table dollars in thousands except per share data)

Residential Real Estate Loans

Residential real estate loans totaled $189.7 million or 15.9% of total loans as of December 31, 2012, compared to $157.1 million or 16.0% of total loans as of December 31, 2011. This category consists of home mortgages that generally require a loan to value of no more than 80%. Some special guaranteed or insured real estate loan programs do permit a higher loan to collateral value ratio. The increase during 2012 was primarily related to the $20.8 million of real estate loans acquired in the Heartland acquisition along with organic growth net of principal reductions from payments.

In addition to the customary real estate loans described above, the Bank also has outstanding on December 31, 2012, $105.0 million in home equity lines of credit compared to $92.2 million at December 31, 2011. Credit lines normally limit the loan to collateral value to no more than 89%. Home equity credits lines are primarily not combined with a first mortgage and are therefore evaluated in the allowance for loan losses as a separate pool. These loans are classified as consumer loans in the table above and in Note 5 of the consolidated financial statements.

Residential real estate lending is a highly competitive business. As of December 31, 2012, the real estate loan portfolio reflected a wide range of interest rates and repayment patterns, but could generally be categorized as follows:

	December 31, 2012			December 31, 2011		
	Amount	Percent of Portfolio	Yield	Amount	Percent of Portfolio	Yield
Fixed rate						
Monthly payment	$ 93,999	49.5%	4.77%	$ 57,219	36.4%	5.34%
Biweekly payment	483	0.3%	6.38%	677	0.4%	6.34%
Adjustable rate						
Monthly payment	95,232	50.2%	4.29%	99,245	63.2%	4.72%
Biweekly payment	-	0.0%	0.00%	-	0.0%	0.00%
Sub total	189,714	100.0%	4.53%	157,141	100.0%	4.95%
Loans held for sale	13,744			14,090		
Total real estate loans	$ 203,458			$ 171,231		

The increase in fixed rate loans during 2012 was primarily due to the real estate loans acquired in the Heartland acquisition along with organic growth from retaining a portion of originated 10 and 15 year real estate loans. In addition to the real estate loan portfolio, the Bank originates and sells real estate loans and retains the servicing rights. During 2012 and 2011, approximately $386.9 million and $275.9 million of residential mortgages were sold into the secondary market. Loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled approximately $772.1 million and $599.1 million at December 31, 2012 and 2011.

The Bank began capitalizing mortgage servicing rights during 2000, and the aggregate fair value of capitalized mortgage servicing rights at December 31, 2012, totaled approximately $6.6 million compared to the carrying value of $5.1 million. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

(Table dollars in thousands except per share data)

	December 31 2012	December 31 2011	December 31 2010
Mortgage servicing rights			
Balances, January 1	$ 5,049	$ 4,175	$ 3,010
Servicing rights capitalized	2,439	1,866	2,000
Amortization of servicing rights	(1,319)	(992)	(835)
Balances, December 31	6,169	5,049	4,175
Impairment allowance			
Balances, January 1	(856)	(803)	(139)
Additions	(762)	(792)	(776)
Reductions	594	739	112
Balances, December 31	(1,024)	(856)	(803)
Mortgage servicing rights, net	$ 5,145	$ 4,193	$ 3,372

Commercial Loans

Commercial loans totaled $460.5 million, or 38.7% of total loans as of December 31, 2012, compared to $352.4 million, or 35.8% as of December 31, 2011. The increase during 2012 was primarily related to the $70.3 million of commercial loans acquired in the Heartland acquisition along with organic growth net of principal reductions from payments.

Commercial loans consisted of the following types of loans at December 31:

	December 31, 2012			December 31, 2011		
	Number	Amount	Percent of Portfolio	Number	Amount	Percent of Portfolio
SBA guaranteed loans	155	$ 26,421	5.7%	118	$ 20,646	5.9%
Municipal government	1	740	0.2%	2	831	0.2%
Lines of credit	522	58,409	12.7%	357	45,072	12.8%
Real estate and equipment term loans	1,400	374,901	81.4%	912	285,827	81.1%
Total	2,078	$ 460,471	100.0%	1,389	$ 352,376	100.0%

Fixed rate term loans with a book value of $81.0 million and a fair value of $78.8 million have been swapped to a variable rate using derivative instruments. The loans are carried at fair value in the financial statements and the related swap is carried at fair value and is included with other liabilities in the balance sheet. The recognition of the loan and swap fair values are recorded in the income statement and for 2012 equally offset each other. Fair values are determined by the counter party using a proprietary model that uses live market inputs to value interest rate swaps. The model is subject to daily market tests as current and future positions are priced and valued. These are level 3 inputs under the fair value hierarchy as described above.

At December 31, 2012 the commercial loan portfolio held $87.0 million of adjustable rate loans that had interest rate floors in the terms of the note. Of the commercial loans with interest rate floors, loans totaling $76.9 million were at their floor at December 31, 2011.

Consumer Loans

Consumer loans totaled $289.1 million, or 24.3% of total loans as of December 31, 2012, compared to $265.4 million, or 27.0% as of December 31, 2011. The increase during 2012 was primarily related to the $23.4 million of consumer loans acquired in the Heartland acquisition along with organic growth net of principal reductions from payments.

Mortgage Warehouse Loans

Horizon's mortgage warehousing lending has specific mortgage companies as customers of Horizon Bank. Individual mortgage loans originated by these mortgage companies are funded as a secured borrowing with pledge of collateral under Horizon's agreement with the mortgage company. Each individual mortgage is assigned to Horizon until the loan is sold

(Table dollars in thousands except per share data)

to the secondary market by the mortgage company. In addition, Horizon takes possession of each original note and forwards such note to the end investor once the mortgage company has sold the loan. At the time a loan is transferred to the secondary market, the mortgage company repurchases the loan under its option within the agreement. Due to the repurchase feature contained in the agreement, the transaction does not qualify as a sale and therefore is accounted for as a secured borrowing with pledge of collateral pursuant to the agreement with the mortgage company. When the individual loan is sold to the end investor by the mortgage company the proceeds from the sale of the loan are received by Horizon and used to pay off the loan balance with Horizon along with any accrued interest and any related fees. The remaining balance from the sale is forwarded to the mortgage company. These individual loans typically are sold by the mortgage company within 30 days and are seldom held more than 90 days. Interest income is accrued during this period and collected at the time each loan is sold. Fee income for each loan sold is collected when the loan is sold and no costs are deferred due to the term between each loan funding and related payoff is typically less than 30 days.

Based on the agreements with each mortgage company, at any time a mortgage company can repurchase from Horizon their outstanding loan balance on an individual mortgage and regain possession of the original note. Horizon also has the option to request that the mortgage company repurchase an individual mortgage. Should this occur, Horizon would return the original note and reassign the assignment of the mortgage to the mortgage company. Also, in the event that the end investor would not be able to honor the sales commitment and the mortgage company would not be able to repurchase its loan on an individual mortgage, Horizon would be able to exercise its rights under the agreement.

Allowance and Provision for Loan Losses/Critical Accounting Policy

At December 31, 2012, the allowance for loan losses was $18.3 million, or 1.52% of total loans outstanding, compared to $18.9 million, or 1.89% at December 31, 2011. The decrease in the ratio was primarily due to the increase in total loans resulting from the Heartland acquisition in which loans were recorded at fair value with no allowance allocated to them at December 31, 2012. During 2012, the expense for provision for loan losses totaled $3.5 million compared to $5.3 million in 2011.

Horizon assesses the adequacy of its Allowance for Loan and Lease Losses (ALLL) by regularly reviewing the performance of all of its loan portfolios. As a result of its quarterly reviews, a provision for loan losses is determined to bring the total ALLL to a level called for by the analysis. For the year 2012, the provision of $3.5 million represented a 34.0% decrease from the prior year due to a reduction in net charge-offs. Loan charge-offs continue to require provisions for loan losses during the year but appeared to be stabilizing as the amount of charge-offs have decreased during 2012 compared to 2011. As the Company's non-performing loans decrease and charge-off experience improves, the assessment for the adequacy of the ALLL reduces the ALLL balance resulting in provision expense less than charge-offs.

Despite the decreased allowance, no assurance can be given that Horizon will not, in any particular period, sustain loan losses that are significant in relation to the amount reserved, or that subsequent evaluations of the loan portfolio, in light of factors then prevailing, including economic conditions and management's ongoing quarterly assessments of the portfolio, will not require increases in the allowance for loan losses. Horizon considers the allowance for loan losses to be adequate to cover losses inherent in the loan portfolio as of December 31, 2012.

Non-performing Loans

Non-performing loans are defined as loans that are greater than 90 days delinquent or have had the accrual of interest discontinued by management. Management continues to work diligently toward returning non-performing loans to an earning asset basis. Non-performing loans for the previous three years ending December 31 are as follows:

	December 31 2012	December 31 2011	December 31 2010
Non-performing loans	$ 23,779	$ 20,143	$ 21,428

Non-performing loans total 130.2%, 106.7% and 112.4% of the allowance for loan losses at December 31, 2012, 2011 and 2010, respectively. Non-performing loans at December 31, 2012 totaled $23.8 million, which was 1.97% of total loans.

(Table dollars in thousands except per share data)

This was an increase from a balance of $20.1 million on December 31, 2011, but a decrease as a percent of total loans from 2.02%.

Non-performing loans totaled $23.8 million on December 31, 2012, an increase from $20.1 million on December 31, 2011. The increase from December 31, 2011 was due to the Heartland acquisition. Excluding Heartland, non-performing loans would have declined to $16.5 million at December 31, 2012. At December 31, 2012, loans acquired in the Heartland acquisition represented $7.3 million of non-performing loans.

A loan becomes impaired when, based on current information, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is classified as impaired, the degree of impairment must be recognized by estimating future cash flows from the debtor. The present value of these cash flows is computed at a discount rate based on the interest rate contained in the loan agreement. However, if a particular loan has a determinable market value, the creditor may use that value. Also, if the loan is secured and considered collateral dependent, the creditor may use the fair value of the collateral. (See Note 7 of the audited financial statements for further discussion of impaired loans.)

Smaller-balance, homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by 1 – 4 family residences, residential construction loans, automobile, home equity, second mortgage loans and mortgage warehouse loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicate that underlying cash flows of a borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Loans are generally moved to non-accrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Other Real Estate Owned (OREO) net of any related allowance for OREO losses for the previous three years ending December 31 were as follows:

	December 31 2012	December 31 2011	December 31 2010
Other real estate owned	$ 2,565	$ 2,800	$ 2,664

OREO totaled $2.6 million on December 31, 2012, a decrease from $2.8 million on December 31, 2011. On December 31, 2012, OREO was comprised of 20 properties. Of these properties, five totaling $1.3 million were commercial real estate and 15 totaling $1.3 million were residential real estate.

No mortgage warehouse loans were non-performing or OREO as of December 31, 2012, 2011 or 2010.

Deferred Tax

Horizon had a net deferred tax asset at December 31, 2012 totaling $3.1 million and a net deferred tax liability at December 31, 2011 totaling $485,000. The following table shows the major components of deferred tax:

(Table dollars in thousands except per share data)

	December 31 2012	December 31 2011
Assets		
Allowance for loan losses	$ 6,442	$ 7,079
Net operating loss	1,452	-
Intangible assets	2,151	-
Director and employee benefits	1,357	1,150
Other	581	534
Total assets	11,983	8,763
Liabilities		
Depreciation	(1,418)	(1,545)
Difference in expense recognition	(519)	(66)
State tax	(374)	-
Federal Home Loan Bank stock dividends	(296)	(272)
Difference in basis of intangible assets	-	(1,843)
FHLB Penalty	(748)	(965)
Unrealized gain on securities available for sale	(4,901)	(4,222)
Other	(580)	(335)
Total liabilities	(8,836)	(9,248)
Net deferred tax asset (liability)	$ 3,147	$ (485)

Horizon anticipates continued earnings and therefore determined there is no impairment to this asset.

Deposits

The primary source of funds for the Bank comes from the acceptance of demand and time deposits. However, at times the Bank will use its ability to borrow funds from the Federal Home Loan Bank and other sources when it can do so at interest rates and terms that are more favorable than those required for deposited funds or loan demand is greater than the ability to grow deposits. Total deposits were $1.3 billion at December 31, 2012, compared to $1.0 billion at December 31, 2011, or an increase of 28.1%. Average deposits and rates by category for the three years ended December 31, 2012 are as follows:

	Average Balance Outstanding for the Year Ending December 31			Average Rate Paid for the Year Ending December 31		
	2012	2011	2010	2012	2011	2010
Noninterest-bearing demand deposits	$ 165,340	$ 119,504	$ 97,665			
Interest-bearing demand deposits	489,877	376,383	359,411	0.14%	0.15%	0.22%
Savings deposits	106,898	83,374	61,175	0.11%	0.16%	0.23%
Money market	90,339	83,958	78,561	0.13%	0.12%	0.16%
Time deposits	305,766	343,972	372,379	1.72%	2.19%	2.60%
Total deposits	$ 1,158,220	$ 1,007,191	$ 969,191			

The $155.6 million increase in average deposits during 2012 was primarily from the $211.2 million of deposits acquired in the Heartland acquisition which closed in July 2012. The transactional accounts average balances, as the lower cost funding sources, increased $192.5 million and the average balances for higher cost time deposits declined $37.0 million. Horizon continually enhances its interest-bearing consumer and commercial demand deposit products based on local market conditions and its need for funding to support various types of assets.

Certificates of deposit of $100,000 or more, which are considered to be rate sensitive and are not considered a part of core deposits, mature as follows as of December 31, 2012:

(Table dollars in thousands except per share data)

Due in three months or less	$	19,416
Due after three months through six months		15,818
Due after six months through one year		29,302
Due after one year		89,150
Total	$	153,686

Interest expense on time certificates of $100,000 or more was approximately $2.9 million, $3.6 million, and $4.5 million for 2012, 2011 and 2010.

Off-Balance Sheet Arrangements

As of December 31, 2012, Horizon did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Contractual Obligations

The following tables summarize Horizon's contractual obligations and other commitments to make payment as of December 31, 2012:

	Total	Within One Year	One to Three Years	Three to Five Years	After Five Years
Deposits	$ 315,131	$ 140,877	$ 83,704	$ 59,192	$ 31,358
Borrowings [1]	345,764	186,768	21,034	78,589	59,373
Subordinated debentures [2]	32,331	-	-	-	32,331

(1) Includes debt obligations to the Federal Home Loan Bank and term repurchase agreements with maturities beyond one year borrowed by Horizon's banking subsidiary. See Note 12 in Horizon's Consolidated Financial Statements.
(2) Includes Trust Preferred Capital Securities issued by Horizon Statutory Trusts II and III and those assumed in the acquisitions of Alliance Bank in 2005, American Trust in 2009 and Heartland in 2011. See Note 13 in Horizon's Consolidated Financial Statements.

	Expiration by Period	
	Within One Year	Greater Than One Year
Letters of credit	$ 1,576	$ 10
Unfunded loan commitments	116,792	212,124

Capital Resources

The capital resources of Horizon and the Bank exceed regulatory capital ratios for "well capitalized" banks at December 31, 2012. Stockholders' equity totaled $159.0 million as of December 31, 2012, compared to $121.5 million as of December 31, 2011. At year-end 2012, the ratio of stockholders' equity to assets was 8.60%, compared to 7.85% for 2011. Tangible equity to tangible assets was 6.73% at December 31, 2012, compared to 6.55% at December 31, 2011. Book value per common share at December 31, 2012 increased to $17.00, compared to $14.68 at December 31, 2011. Horizon's capital increased during 2012 as a result of the issuance of common stock for the Heartland acquisition, earnings, an increase in other comprehensive income and the exercise of stock options, net of tax, and offset by dividends declared.

In December 2008, Horizon received an investment of $25 million through participation in the Treasury's Capital Purchase Program. Under the program, the Treasury acquired 25,000 Series A shares of Horizon's Fixed Rate Cumulative Perpetual Preferred Stock (Series A Preferred Stock), which was required to pay a 5% per annum dividend for the first five years of

(Table dollars in thousands except per share data)

the investment (a total of $1,250,000 a year) and 9% per annum thereafter (a total of $2,250,000 a year) until Horizon redeemed the shares. The preferred shares qualified as Tier I capital. As part of its investment, the Treasury also received a warrant to purchase 477,234 shares of common stock of Horizon, with an exercise price of $7.86 per share. On August 25, 2011, the Company completed the redemption of the Series A Preferred Stock.

On August 25, 2011, the Company sold 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B (Series B Preferred Stock), for aggregate consideration of $12.5 million, to the Treasury pursuant to the Small Business Lending Fund program. Concurrently with this transaction, Horizon redeemed all 18,750 shares of our Series A Preferred Stock that remained outstanding under the Treasury's Capital Purchase Program. The redemption of the Series A Preferred stock was funded by the $12.5 million in proceeds from the sale of the Series B Preferred Stock together with other available funds.

The Company currently intends to continue its participation in the Small Business Lending Fund, pursuant to which it issued preferred stock to the Treasury, since the growth in the Company's small business lending has reduced the dividend cost. For the three months ending December 31, 2012, the dividend cost was approximately $156,250, or 5.0% annualized. For the first quarter of 2013, the dividend cost will be approximately $146,168, or 4.7% annualized, for the second quarter of 2013, the dividend cost will be approximately $140,573 or 4.5% annualized and for the third quarter of 2013, the dividend cost will be approximately $62,500 or 2.0% annualized. The Company plans to reserve cash so that it has the ability to redeem this preferred stock if and when the cost of this capital exceeds the cost of other forms of capital.

Horizon declared dividends in the amount of $.38 per share in 2012, $.31 per share in 2011, and $.30 per share in 2010. The dividend payout ratio (dividends as a percent of net income) was 15.9% for 2012, 20.1% for 2011, and 24.6% for 2010. For additional information regarding dividend conditions, see Note 1 of the Notes to the Consolidated Financial Statements.

In October of 2004, Horizon formed Horizon Statutory Trust II (Trust II), a wholly owned statutory business trust. Trust II sold $10.3 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust II and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90 day LIBOR plus 1.95% (2.26% at December 31, 2012) and mature on October 21, 2034, and securities may be called at any quarterly interest payment date at par. Costs associated with the issuance of the securities totaling $17,500 were capitalized and were amortized to the October 31, 2009, first call date of the securities.

In December of 2006, Horizon formed Horizon Bancorp Capital Trust III (Trust III), a wholly owned statutory business trust. Trust III sold $12.4 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust III and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90 day LIBOR plus 1.65% (1.95% at December 31, 2012) and mature on January 30, 2037, and securities may be called at any quarterly interest payment date at par. Costs associated with the issuance of the securities totaling $12,647 were capitalized and are being amortized to the first call date of the securities. The proceeds of this issue were used to redeem the securities issued by Trust I on March 26, 2007.

The Company assumed additional debentures as the result of the acquisition of Alliance Bank Corporation in 2005. In June 2004, Alliance formed Alliance Financial Statutory Trust I a wholly owned business trust (Alliance Trust) to sell $5.2 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Alliance. The junior subordinated debentures are the sole assets of Alliance Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and

(Table dollars in thousands except per share data)

the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 2.65% (2.96% at December 31, 2012) and mature in June 2034, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the American Trust & Savings Bank purchase and assumption in 2010. In March 2004, Am Tru Inc., the holding company for American Trust & Savings Bank, formed Am Tru Statutory Trust I a wholly owned business trust (Am Tru Trust) to sell $3.5 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Am Tru Inc. The junior subordinated debentures are the sole assets of Am Tru Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 2.85% (3.16% at December 31, 2012) and mature in March 2034, and securities may be called at any quarterly interest payment date at par. The carrying value was $2.8 million, net of the remaining purchase discount, at December 31, 2012.

The Company assumed additional debentures as the result of the Heartland merger in July 2012. In December 2006, Heartland. formed Heartland (IN) Statutory Trust II a wholly owned business trust (Heartland Trust) to sell $3.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Heartland. The junior subordinated debentures are the sole assets of Heartland Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 1.67% (1.98% at December 31, 2012) and mature in December 2036, and securities may be called at any quarterly interest payment date at par. The carrying value was $1.5 million, net of the remaining purchase discount, at December 31, 2012.

The Trust Preferred Capital Securities, subject to certain limitations, are included in Tier 1 Capital for regulatory purposes. Dividends on the Trust Preferred Capital Securities are recorded as interest expense.

Results of Operations

Net Income

Consolidated net income was $19.5 million or $2.30 per diluted share in 2012, $12.8 million or $1.51 per diluted share in 2011, and $10.5 million or $1.21 per diluted share in 2010. Diluted earnings per share were reduced by $0.06 for the twelve months ending December 31, 2012, $0.17 for the twelve months ending December 31, 2011 and $0.19 for the twelve months ending December 31, 2010 resulting from the decrease in preferred stock dividends and the accretion of the discount on the preferred stock.

Net Interest Income

The largest component of net income is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on deposits and borrowings. Changes in the net interest income are the result of changes in volume and the net interest spread which affects the net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

The reduction in interest rates during 2012 and 2011 has influenced the cost of the Company's interest bearing liabilities more significantly than the reduction in yields received on the Company's interest earning assets, resulting in an increase of the net interest margin during 2012. Management believes that the current level of interest rates is driven by external factors and therefore impacts the results of the Company's net interest margin. Management does not expect a significant rise in interest rates in the short term, but an increase in rates is expected at some time in the future due to the current historically low interest rate environment.

(Table dollars in thousands except per share data)

Net interest income during 2012 was $58.2 million, an increase of $10.1 million or 21.0% over the $48.1 million earned in 2011. Yields on the Company's interest-earning assets decreased by 15 basis points to 4.83% during 2012 from 4.98% in 2011. Interest income increased $7.9 million to $72.5 million for 2012 from $64.6 million in 2011. This increase was due to increased volume in interest earning assets partially offset by the lower yield on interest earning assets. Interest income was also increased due to the recognition of approximately $1.5 million of interest income from the Heartland loan discounts.

Rates paid on interest-bearing liabilities decreased by 32 basis points during the same period due to the lower interest rate environment. Interest expense decreased $2.2 million from $16.5 million for 2011 to $14.3 million in 2012. This decrease was due to the lower rates being paid on the Company's interest bearing liabilities but offset by the increased volume of interest bearing liabilities. Due to a larger decrease in the rates paid on the Company's interest-bearing liabilities compared to the decrease in the yield on the Company's interest-earning assets, along with the growth of the Company's interest earning assets and interest bearing liabilities, the net interest margin increased 15 basis points from 3.74% for 2011 to 3.89% in 2012. The increase in the margin in 2012 compared to 2011 was due to the recognition of approximately $1.5 million of interest income from the Heartland loan discounts. Excluding the interest income recognized from the loan discounts, the margin would have been 3.81% for 2012.

	Twelve Months Ended December 31, 2012			Twelve Months Ended December 31, 2011			Twelve Months Ended December 31, 2010		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS									
Interest-earning assets									
Federal funds sold	$ 5,609	$ 13	0.23%	$ 20,307	$ 49	0.24%	$ 23,917	$ 53	0.22%
Interest-earning deposits	2,770	6	0.22%	7,262	2	0.03%	8,684	17	0.20%
Investment securities - taxable	365,693	8,814	2.41%	332,551	10,150	3.05%	282,507	9,535	3.38%
Investment securities - non-taxable (1)	115,398	3,968	4.65%	111,934	4,073	5.20%	108,809	4,148	5.45%
Loans receivable (2)(3)(4)	1,043,620	59,727	5.73%	862,498	50,340	5.84%	878,181	54,738	6.24%
Total interest-earning assets (1)	1,533,090	72,528	4.83%	1,334,552	64,614	4.98%	1,302,098	68,491	5.40%
Noninterest-earning assets									
Cash and due from banks	19,365			15,834			15,341		
Allowance for loan losses	(18,738)			(19,047)			(17,058)		
Other assets	112,739			98,069			93,671		
	$ 1,646,456			$ 1,429,408			$ 1,394,052		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities									
Interest-bearing deposits	$ 992,880	$ 6,206	0.63%	$ 887,687	$ 8,346	0.94%	$ 871,526	$ 10,711	1.23%
Borrowings	297,597	6,166	2.07%	261,255	6,334	2.42%	264,293	8,476	3.21%
Subordinated debentures	32,408	1,950	6.02%	31,446	1,821	5.79%	32,005	1,688	5.27%
Total interest-bearing liabilities	1,322,885	14,322	1.08%	1,180,388	16,501	1.40%	1,167,824	20,875	1.79%
Noninterest-bearing liabilities									
Demand deposits	165,340			119,504			97,665		
Accrued interest payable and other liabilities	16,190			10,841			10,466		
Shareholders' equity	142,041			118,675			118,097		
	$ 1,646,456			$ 1,429,408			$ 1,394,052		
Net interest income/spread		$ 58,206	3.75%		$ 48,113	3.58%		$ 47,616	3.61%
Net interest income as a percent of average interest earning assets (1)			3.89%			3.74%			3.80%

(1) Horizon has no foreign office and, accordingly, no assets or liabilities to foreign operations. Horizon's subsidiary bank had no funds invested in Eurodollar Certificates of Deposit at December 31, 2012.

(2) Yields are presented on a tax-equivalent basis.

(3) Non-accruing loans for the purpose of the computations above are included in the daily average loan amounts outstanding. Loan totals are shown net of unearned income and deferred loans fees.

(4) Loan fees and late fees included in interest on loans aggregated $5.0 million, $3.5 million, and $3.9 million in 2012, 2011 and 2010.

(Table dollars in thousands except per share data)

	2012 - 2011 Total Change	2012 - 2011 Change Due To Volume	2012 - 2011 Change Due To Rate	2011 - 2010 Total Change	2011 - 2010 Change Due To Volume	2011 - 2010 Change Due To Rate
Interest Income						
Federal funds sold	$ (36)	$ (34)	$ (2)	$ (4)	$ (8)	$ 4
Interest-earning deposits	4	(2)	6	(15)	(2)	(13)
Investment securities - taxable	(1,336)	943	(2,279)	615	1,585	(970)
Investment securities - non-taxable	(105)	176	(281)	(75)	167	(242)
Loans receivable	9,387	10,391	(1,004)	(4,398)	(965)	(3,433)
Total interest income	7,914	11,474	(3,560)	(3,877)	777	(4,654)
Interest Expense						
Interest-bearing deposits	(2,140)	902	(3,042)	(2,365)	195	(2,560)
Borrowings	(168)	817	(985)	(2,142)	(96)	(2,046)
Subordinated debentures	129	57	72	133	(30)	163
Total interest expense	(2,179)	1,776	(3,955)	(4,374)	69	(4,443)
Net interest income	$ 10,093	$ 9,698	$ 395	$ 497	$ 708	$ (211)

Net interest income during 2011 was $48.1 million, an increase of $500,000 or 1.1% over the $47.6 million earned in 2010. Yields on the Company's interest-earning assets decreased by 42 basis points to 4.98% during 2011 from 5.40% in 2010. Interest income decreased $3.9 million to $64.6 million for 2011 from $68.5 million in 2010. This decrease was due to the lower yield on interest earning assets partially offset by the increased volume in interest earning assets.

Rates paid on interest-bearing liabilities decreased by 39 basis points during the same period due to the lower interest rate environment. Interest expense decreased $4.4 million from $20.9 million for 2010 to $16.5 million in 2011. This decrease was due to the lower rates being paid on the Company's interest bearing liabilities but offset by the increased volume of interest bearing liabilities. Due to a larger decrease in the yield on the Company's interest-earning assets compared to the decrease in the rates paid on the Company's interest-bearing liabilities, offset with the growth of the Company's interest earning assets and interest bearing liabilities, the net interest margin decreased 6 basis points from 3.80% for 2010 to 3.74% for 2011.

Provision for Loan Losses

Horizon assesses the adequacy of its Allowance for Loan and Lease Losses (ALLL) by regularly reviewing the performance of its loan portfolios. During 2012, the provision for loan losses totaled $3.5 million, compared to $5.3 million in the prior year. Commercial loan net charge-offs during 2012 were $1.6 million, residential mortgage loan net charge-offs were $520,000, and installment loan net charge-offs were $2.0 million. Loan charge-offs continue to require provisions for loan losses during the year but appeared to be decreasing as the amount of charge-offs decreased during 2012 compared to 2011. The provision for loan losses during 2012 also included $431,000 of charge-offs related to the credit losses resulting from the Heartland loans acquired that exceeded the loan discounts recorded at the time of the acquisition.

(Table dollars in thousands except per share data)

Non-interest Income

The following is a summary of changes in non-interest income:

	Twelve Months Ended		2011 to 2012			2010 to 2011	
Other income	December 31 2012	December 31 2011	Amount Change	Percent Change	December 31 2010	Amount Change	Percent Change
Service charges on deposit accounts	$ **3,470**	$ 3,164	$ 306	9.7%	$ 3,607	$ (443)	-12.3%
Wire transfer fees	**892**	619	273	44.1%	756	(137)	-18.1%
Interchange fees	**3,122**	2,594	528	20.4%	2,247	347	15.4%
Fiduciary activities	**3,997**	3,983	14	0.4%	3,979	4	0.1%
Gain on sale of securities	**2**	1,777	(1,775)	-99.9%	533	1,244	233.4%
Gain on sale of mortgage loans	**14,123**	6,449	7,674	119.0%	7,538	(1,089)	-14.4%
Mortgage servicing net of impairment	**234**	267	(33)	-12.4%	(565)	832	-147.3%
Increase in cash surrender value of bank owned life insurance	**1,025**	891	134	15.0%	803	88	11.0%
Death benefit on officer life insurance	**-**	453	(453)	-100.0%	-	453	0.0%
Other income	**466**	102	364	356.9%	1,008	(906)	-89.9%
Total other income	$ **27,331**	$ 20,299	$ 7,032	34.6%	$ 19,906	$ 393	2.0%

The increase in service charges on deposit accounts and interchange fee income has been the result of growth in transactional deposit accounts during 2012. Wire transfer fee income increased compared to the prior year as the Company's mortgage warehouse lending had more activity due to increased residential mortgage loan refinancing volume compared to 2011. During 2012, the Company originated approximately $386.9 million of mortgage loans to be sold on the secondary market, compared to $275.9 million last year. The increased volume in the secondary market sales and a higher percentage gains on the sale of mortgage loans compared to 2011 increased the overall gain on sale of mortgage loans compared to the prior year. The increase in the cash surrender value of bank owned life insurance during 2012 was due to additional life insurance from the Heartland acquisition and an increase in the investment return. These increases were offset by decreases in gain on the sale of securities and death benefit on officer life insurance compared to 2011.

Non-interest Expense

The following is a summary of changes in non-interest expense:

	Twelve Months Ended		2011 to 2012			2010 to 2011	
Other expense	December 31 2012	December 31 2011	Amount Change	Percent Change	December 31 2010	Amount Change	Percent Change
Salaries	$ **18,471**	$ 15,254	$ 3,217	21.1%	$ 14,396	$ 858	6.0%
Commission and bonuses	**4,878**	3,277	1,601	48.9%	3,731	(454)	-12.2%
Employee benefits	**5,034**	4,344	690	15.9%	3,963	381	9.6%
Net occupancy expenses	**4,529**	4,267	262	6.1%	4,195	72	1.7%
Data processing	**2,717**	2,006	711	35.4%	1,925	81	4.2%
Professional fees	**1,990**	1,497	493	32.9%	1,701	(204)	-12.0%
Outside services and consultants	**2,313**	1,741	572	32.9%	1,694	47	2.8%
Loan expense	**4,276**	3,586	690	19.2%	3,208	378	11.8%
FDIC deposit insurance	**1,108**	1,220	(112)	-9.2%	1,635	(415)	-25.4%
Other losses	**619**	2,383	(1,764)	-74.0%	504	1,879	372.8%
Other expenses	**8,089**	6,572	1,517	23.1%	5,619	953	17.0%
Total other expense	$ **54,024**	$ 46,147	$ 7,877	17.1%	$ 42,571	$ 3,576	8.4%

Salaries, commission and bonuses, and employee benefits increased during 2012 compared to 2011. These increases were primarily the result of changes to annual merit pay, increased employee benefits costs, commissions earned and bonus accruals. In addition, compensation expense was higher due to the Heartland merger and directly related to Horizon's investment in growth markets. Net occupancy expense also increased due to the Heartland transaction and the Company's expansion efforts. Data processing, professional fees, outside services and consultants and other expenses increased during 2012 due to the Heartland acquisition and from the cost of continued growth and expansion. Loan expense increased in

(Table dollars in thousands except per share data)

2012 compared to 2011 due to problem loan, bankruptcy, collection costs and indirect loan dealer fees. Included in 2012's non-interest expense was approximately $1.5 million of transaction expenses directly related to the Heartland acquisition. FDIC deposit insurance expense decreased during 2012 compared to 2011 as assessment calculations have resulted in lower expense for the Bank. Other losses were down in 2012 due to 2011 including $798,000 pre-payment penalty for the repayment of an FHLB advance before its scheduled maturity, $597,000 in OREO write downs, $528,000 from write downs on two bank-owned properties from branches that were closed and $210,000 lawsuit settlement.

Income Taxes

Income tax expense for 2012 was $8.4 million, compared to $4.2 million of tax expense for during 2011. The effective tax rate for 2012 was 30.2% compared to 24.6% in 2011 and 22.0% in 2010. The increase in the effective tax rates in 2012 was primarily due to higher income before income tax.

Liquidity and Rate Sensitivity Management

Management and the Board of Directors meet regularly to review both the liquidity and rate sensitivity position of Horizon. Effective asset and liability management ensures Horizon's ability to monitor the cash flow requirements of depositors along with the demands of borrowers and to measure and manage interest rate risk. Horizon utilizes an interest rate risk assessment model designed to highlight sources of existing interest rate risk and consider the effect of these risks on strategic planning. Management maintains (within certain parameters) an essentially balanced ratio of interest sensitive assets to liabilities in order to protect against the effects of wide interest rate fluctuations.

Liquidity

The Bank maintains a stable base of core deposits provided by long standing relationships with consumers and local businesses. These deposits are the principal source of liquidity for Horizon. Other sources of liquidity for Horizon include earnings, loan repayments, investment security sales and maturities, sale of real estate loans and borrowing relationships with correspondent banks, including the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank (FRB). At December 31, 2012, Horizon had available approximately $349.6 million in available credit from various money center banks, including the FHLB and the FRB Discount Window. Factors which could impact Horizon's funding needs in the future include:

- Horizon had outstanding borrowings of over $114.6 million with the FHLB and total borrowing capacity with the FHLB of $351.9 million. Generally, the loan terms from the FHLB are better than the terms Horizon can receive from other sources, making it less expensive to borrow money from the FHLB. Continued and additional financial difficulties at the FHLB could reduce or eliminate Horizon's additional borrowing capacity with the FHLB or FHLB could change collateral requirements, which could lower the Company's borrowing availability.
- If residential mortgage loan rates remain low, Horizon's mortgage warehouse loans could create an additional need for funding.
- Horizon had a total of $119.0 million of Federal Fund lines from various money center banks. These are uncommitted lines and could be withdrawn at any time by the correspondent banks.
- Horizon had a total of $87.8 million of available collateral at the Federal Reserve Bank secured by municipal securities. These securities may mature, call, or be sold, which would reduce the available collateral.
- A downgrade in Horizon's public credit rating by a rating agency due to factors such as deterioration in asset quality, a large charge to earnings, a decline in profitability or other financial measures, or a significant merger or acquisition.
- An act of terrorism or war, natural disasters, political events, or the default or bankruptcy of a major corporation, mutual fund, hedge fund or a government agency.
- Market speculation or rumors about Horizon or the banking industry in general may adversely affect the cost and availability of normal funding sources.
- Horizon anticipates spending $5.0 million for premises and equipment during 2013, including two full service offices. These purchases will be funded through normal operations.

If any of these events occur, they could force Horizon to borrow money from other sources including negotiable certificates of deposit. Such other monies may only be available at higher interest rates and on less advantageous terms, which will impact our net income and could impact our ability to grow. Management believes Horizon has adequate funding sources to meet short and long term needs.

Horizon maintains a liquidity contingency plan that outlines the process for addressing a liquidity crisis. The plan provides for an evaluation of funding sources under various market conditions. It also assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

During 2012, cash flows were generated primarily from the sales, maturities, and prepayments of investment securities of $132.2 million and increase in deposits by $73.0 million. Cash flows were used to purchase investments totaling $113.9 million, increase in loans totaling $102.6 million and decrease borrowings by $25.4 million. The net cash and cash equivalent position increased by $10.3 million during 2012.

The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2012. Interest on subordinated debentures and long-term borrowed funds is calculated based on current contractual interest rates.

(dollars in thousands)	Total	Within one year	After one but within three years	After three but within five years	After five years
Remaining contractual maturities of time deposits	$ 315,131	$ 140,878	$ 83,704	$ 59,191	$ 31,358
Borrowings	345,764	186,767	21,034	78,590	59,373
Subordinated debentures	32,331	-	-	-	32,331
Loan Commitments	328,916	328,916	-	-	-
Preferred stock	12,500	-	12,500	-	-
Letters of credit	1,586	1,586	-	-	-
Total	$ 1,036,228	$ 658,147	$ 117,238	$ 137,781	$ 123,062

Interest Sensitivity

The degree by which net interest income may fluctuate due to changes in interest rates is monitored by Horizon using computer simulation models, incorporating not only the current GAP position but the effect of expected repricing of specific financial assets and liabilities. When repricing opportunities are not properly aligned, net interest income may be affected when interest rates change. Forecasting results of the possible outcomes determines the exposure to interest rate risk inherent in Horizon's balance sheet. The goal is to manage imbalanced positions that arise when the total amount of assets that reprice or mature in a given time period differs significantly from liabilities that reprice or mature in the same time period. The theory behind managing the difference between repricing assets and liabilities is to have more assets repricing in a rising rate environment and more liabilities repricing in a declining rate environment. Based on one model that assumes a lag in repricing, at December 31, 2012, the amount of assets that reprice within one year was 246% of liabilities that reprice within one year. At December 31, 2011, this same model, reported that the amount of assets that reprice within one year was approximately 183% of the amount of liabilities that reprice within the same time period. The year 2012 was a declining rate environment and the rates on liabilities continued to reprice at lower rates due to management's ability to lower those rates. The impact of the interest rate reduction along with interest rate floors on certain loans positively impacted the net interest margin during 2012.

(Table dollars in thousands except per share data)

Rate Sensitivity

	3 Months or Less	> 3 Months & < 6 Months	> 6 Months & < 1 Year	Greater Than 1 Year	Total
Loans	$ 619,830	$ 97,720	$ 149,828	$ 337,084	$ 1,204,462
Federal Funds Sold	13	-	-	-	13
Interest-Bearing balances with Banks	2,492	-	-	-	2,492
Investment securities with FRB and FHLB stock	41,621	33,541	49,934	371,038	496,134
Other assets	-	-	-	145,126	145,126
Total Assets	$ 663,956	$ 131,261	$ 199,762	$ 853,248	$ 1,848,227
Noninterest-bearing deposits	$ 5,336	$ 5,336	$ 10,672	$ 187,856	$ 209,200
Interest-bearing deposits	69,988	57,478	103,859	853,626	1,084,951
Borrowed Funds	146,881	1,813	3,463	225,939	378,096
Other Liabilities	-	-	-	17,012	17,012
Stockholders' equity	-	-	-	158,968	158,968
Total liabilities and stockholder's equity	$ 222,205	$ 64,627	$ 117,994	$ 1,443,401	$ 1,848,227
GAP	$ 441,751	$ 66,634	$ 81,768	$ (590,153)	
Cumulative GAP	$ 441,751	$ 508,385	$ 590,153		

Included in the GAP analysis are certain interest-bearing demand accounts and savings accounts. These interest-bearing accounts are subject to immediate withdrawal. However, Horizon considers approximately 87% of these deposits to be insensitive to gradual changes in interest rates and generally to behave like deposits with longer maturities based upon historical experience and management's ability to change rates. Due to management's ability to change some deposit rates along with $452.6 million of Horizon's adjustable rate loans at their floor, another model was developed to better assist management in determining the balance sheet repricing sensitivity to these variables. This model reported that the amount of assets that reprice within one year was approximately 76% of the amount of liabilities that reprice within the same time period. Management utilizes both models to best determine its balance sheet management strategy.

Repricing Sensitivity

	3 Months or Less	> 3 Months & < 6 Months	> 6 Months & < 1 Year	Greater Than 1 Year	Total
Loans	$ 619,830	$ 97,720	$ 149,828	$ 337,084	$ 1,204,462
Federal Funds Sold	13	-	-	-	13
Interest-Bearing balances with Banks	2,492	-	-	-	2,492
Investment securities with FRB and FHLB stock	41,621	33,541	49,934	371,038	496,134
Other assets	-	-	-	145,126	145,126
Total Assets	$ 663,956	$ 131,261	$ 199,762	$ 853,248	$ 1,848,227
Noninterest-bearing deposits	$ 209,200	$ -	$ -	$ -	$ 209,200
Interest-bearing deposits	813,228	36,188	61,282	174,253	1,084,951
Borrowed Funds	188,002	108	167	189,819	378,096
Other Liabilities	-	-	-	17,012	17,012
Stockholders' equity	-	-	-	158,968	158,968
Total liabilities and stockholder's equity	$ 1,210,430	$ 36,296	$ 61,449	$ 540,052	$ 1,848,227
GAP	$ (546,474)	$ 94,965	$ 138,313	$ 313,196	
Cumulative GAP	$ (546,474)	$ (451,509)	$ (313,196)		

Quantitative and Qualitative Disclosures about Market Risk

Horizon's primary market risk exposure is interest rate risk. Interest rate risk (IRR) is the risk that Horizon's earnings and capital will be adversely affected by changes in interest rates. The primary approach to IRR management is one that focuses on adjustments to the asset/liability mix in order to limit the magnitude of IRR.

Horizon's exposure to interest rate risk arises from repricing or mismatch risk, embedded options risk, and yield curve risk. Repricing risk is the risk of adverse consequence from a change in interest rates that arise because of differences in the timing of when those interest rate changes affect Horizon's assets and liabilities. Basis risk is the risk that the spread, or rate difference, between instruments of similar maturities will change. Options risk arises whenever products give the customer the right, but not the obligation, to alter the quantity or timing of cash flows. Yield curve risk is the risk that changes in prevailing interest rates will affect instruments of different maturities by different amounts. Horizon's objective is to remain reasonably neutral with respect to IRR. Horizon utilizes a variety of strategies to maintain this position including the sale of mortgage loans on the secondary market, hedging certain balance sheet items using derivatives, varying maturities of FHLB advances, certificates of deposit funding and investment securities.

The table, which follows, provides information about Horizon's financial instruments that were sensitive to changes in interest rates as of December 31, 2012. The table incorporates Horizon's internal system generated data related to the maturity and repayment/withdrawal of interest-earning assets and interest-bearing liabilities. For loans, securities and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the historical experience of Horizon related to the impact of interest rate fluctuations on the prepayment of residential loans and mortgage-backed securities. From a risk management perspective, Horizon believes that repricing dates are more relevant than contractual maturity dates when analyzing the value of financial instruments. For deposits with no contractual maturity dates, the table presents principal cash flows and weighted average rate, as applicable, based upon Horizon's experience and management's judgment concerning the most likely withdrawal behaviors.

(Table dollars in thousands except per share data)

Quantitative Disclosure of Market Risk

	2013	2014	2015	2016	2017	2018 & Beyond	Total	Fair Value December 31 2012
Rate-sensitive assets								
Fixed interest rate loans	$ 272,007	$ 113,264	$ 68,920	$ 40,646	$ 21,408	$ 52,518	$ 568,763	$ 529,661
Average interest rate	5.30%	5.45%	5.32%	5.25%	5.22%	5.52%	5.35%	
Variable interest rate loans	584,159	17,091	11,410	9,390	6,401	7,247	635,698	703,840
Average interest rate	4.43%	4.60%	4.25%	4.06%	4.26%	4.02%	4.42%	
Total loans	856,166	130,355	80,330	50,036	27,809	59,765	1,204,461	1,233,501
Average interest rate	4.71%	5.34%	5.16%	5.02%	5.00%	5.34%	4.86%	
Securities, including FRB and FHLB stock	125,097	89,282	58,405	55,007	27,540	140,804	496,134	496,134
Average interest rate	3.08%	2.94%	3.24%	3.63%	3.54%	3.91%	3.40%	
Other interest-bearing assets	2,506	-	-	-	-	-	2,506	2,506
Average interest rate	0.48%	0.00%	0.00%	0.00%	0.00%	0.00%	0.48%	
Total earnings assets	$ 983,769	$ 219,637	$ 138,735	$ 105,042	$ 55,349	$ 200,569	$ 1,703,101	$ 1,732,141
Average interest rate	4.49%	4.37%	4.35%	4.30%	4.37%	4.34%	4.43%	
Rate-sensitive liabilities								
Noninterest-bearing deposits	$ 21,895	$ 19,161	$ 17,201	$ 15,441	$ 13,862	$ 121,639	$ 209,200	$ 209,200
NOW accounts	55,941	50,040	44,760	40,038	35,814	303,656	530,250	530,620
Average interest rate	0.14%	0.14%	0.14%	0.14%	0.14%	0.14%	0.14%	
Savings and money market accounts	29,213	24,979	21,421	18,427	15,900	124,339	234,279	237,581
Average interest rate	0.14%	0.14%	0.14%	0.13%	0.13%	0.10%	0.12%	
Certificates of deposit	146,170	51,833	31,871	29,369	29,822	31,358	320,423	323,983
Average interest rate	0.95%	1.61%	1.95%	3.04%	2.85%	2.16%	1.64%	
Total deposits	253,219	146,012	115,254	103,276	95,398	580,993	1,294,152	1,301,384
Average interest rate	0.60%	0.64%	0.62%	0.94%	0.96%	0.21%	0.48%	
Fixed interest rate borrowings	141,368	251	20,783	21,956	56,634	61,325	302,317	309,444
Average interest rate	0.49%	4.64%	2.28%	2.76%	3.89%	3.30%	1.99%	
Variable interest rate borrowings	75,778	-	-	-	-	-	75,778	75,715
Average interest rate	2.49%	0.00%	0.00%	0.00%	0.00%	0.00%	2.49%	
Total funds	$ 470,365	$ 146,264	$ 136,037	$ 125,231	$ 152,032	$ 642,318	$ 1,672,246	$ 1,686,543
Average interest rate	0.87%	0.65%	0.87%	1.26%	2.05%	0.50%	0.85%	

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required under this item is incorporated by reference to the information appearing in management's discussion and analysis of financial condition and results of operation included in Item 7.

HORIZON BANCORP AND SUBSIDIARIES

Consolidated Financial Statements
Table of Contents

HORIZON BANCORP AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollar Amounts in Thousands)

	December 31 2012	December 31 2011
Assets		
Cash and due from banks	$ 30,735	$ 20,447
Investment securities, available for sale	482,801	431,045
Investment securities, held to maturity	-	7,100
Loans held for sale	13,744	14,090
Loans, net of allowance for loan losses of $18,270 and $18,882	1,172,447	964,311
Premises and equipment	42,184	34,665
Federal Reserve and Federal Home Loan Bank stock	13,333	12,390
Goodwill	19,748	5,910
Other intangible assets	4,048	2,292
Interest receivable	7,716	6,671
Cash value life insurance	35,192	30,190
Other assets	26,279	18,051
Total assets	$ 1,848,227	$ 1,547,162
Liabilities		
Deposits		
Non-interest bearing	$ 209,200	$ 130,673
Interest bearing	1,084,953	879,192
Total deposits	1,294,153	1,009,865
Borrowings	345,764	370,111
Subordinated debentures	32,331	30,676
Interest payable	560	596
Other liabilities	16,451	14,449
Total liabilities	1,689,259	1,425,697
Commitments and contingent liabilities		
Stockholders' Equity		
Preferred stock, $.01 par value, $1,000 liquidation value		
Authorized, 1,000,000 Series B shares		
Issued 12,500 and 12,500 shares	12,500	12,500
Common stock, no par value		
Authorized, 22,500,000 shares		
Issued, 8,693,471 and 7,450,794 shares		
Outstanding, 8,617,466 and 7,421,544 shares	-	-
Additional paid-in capital	31,965	11,736
Retained earnings	105,402	89,387
Accumulated other comprehensive income	9,101	7,842
Total stockholders' equity	158,968	121,465
Total liabilities and stockholders' equity	$ 1,848,227	$ 1,547,162

See notes to consolidated financial statements

HORIZON BANCORP AND SUBSIDIARIES

Consolidated Statements of Income

(Dollar Amounts in Thousands, Except Per Share Data)

	Years Ended December 31		
	2012	2011	2010
Interest Income			
Loans receivable	$ 59,727	$ 50,340	$ 54,738
Investment securities			
Taxable	8,833	10,201	9,605
Tax exempt	3,968	4,073	4,148
Total interest income	72,528	64,614	68,491
Interest Expense			
Deposits	6,206	8,346	10,711
Borrowed funds	6,166	6,334	8,476
Subordinated debentures	1,950	1,821	1,688
Total interest expense	14,322	16,501	20,875
Net Interest Income	58,206	48,113	47,616
Provision for loan losses	3,524	5,282	11,554
Net Interest Income after Provision for Loan Losses	54,682	42,831	36,062
Other Income			
Service charges on deposit accounts	3,470	3,164	3,607
Wire transfer fees	892	619	756
Interchange fees	3,122	2,594	2,247
Fiduciary activities	3,997	3,983	3,979
Gain on sale of investment securities	2	1,777	533
Gain on sale of mortgage loans	14,123	6,449	7,538
Mortgage servicing income net of impairment	234	267	(565)
Increase in cash value of bank owned life insurance	1,025	891	803
Death benefit on bank owned life insurance	-	453	-
Other income	466	102	1,008
Total other income	27,331	20,299	19,906
Other Expenses			
Salaries and employee benefits	28,383	22,875	22,090
Net occupancy expenses	4,529	4,267	4,195
Data processing	2,717	2,006	1,925
Professional fees	1,990	1,497	1,701
Outside services and consultants	2,313	1,741	1,694
Loan expense	4,276	3,586	3,208
FDIC insurance expense	1,108	1,220	1,635
Other losses	619	2,383	504
Other expenses	8,089	6,572	5,619
Total other expenses	54,024	46,147	42,571
Income Before Income Tax	27,989	16,983	13,397
Income tax expense	8,446	4,186	2,942
Net Income	19,543	12,797	10,455
Preferred stock dividend and discount accretion	(481)	(1,325)	(1,406)
Net Income Available to Common Shareholders	$ 19,062	$ 11,472	$ 9,049
Basic Earnings Per Share	$ 2.39	$ 1.55	$ 1.23
Diluted Earnings Per Share	2.30	1.51	1.21

See notes to consolidated financial statements

HORIZON BANCORP AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(Dollar Amounts in Thousands)

	Years Ended December 31		
	2012	**2011**	**2010**
Net Income	**$ 19,543**	$ 12,797	$ 10,455
Other Comprehensive Income (Loss)			
Change in fair value of derivative instruments, net of taxes of $(203) for 2012, $(1,239) for 2011 and $(631) for 2010, respectively	**(376)**	(2,300)	(1,172)
Unrealized appreciation (depreciation) on available-for-sale securities, net of taxes of $881 for 2012, $4,819 for 2011 and $(998) for 2010, respectively	**1,636**	8,949	(1,853)
Less: reclassification adjustment for realized gains included in net income, net of taxes of $1 for 2012, $622 for 2011 and $187 for 2010, respectively	1	1,155	346
	1,259	5,494	(3,371)
Comprehensive Income	**$ 20,802**	$ 18,291	$ 7,084

See notes to condensed consolidated financial statements

HORIZON BANCORP AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Dollar Amounts in Thousands, Except Per Share Data)

	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances, January 1, 2010	**$ 24,306**	**$ 11,149**	**$ 73,431**	**$ 5,719**	**$ 114,605**
Net income			10,455		10,455
Redemption of preferred stock	(6,250)				(6,250)
Other comprehensive income (loss), net of tax:				(3,371)	(3,371)
Amortization of unearned compensation		68			68
Issuance of restricted shares		34			34
Exercise of stock options		197			197
Stock option expense		30			30
Cash dividends on preferred stock (5.00%)			(1,245)		(1,245)
Cash dividends on common stock ($.30 per share)			(2,240)		(2,240)
Accretion of discount on preferred stock	161		(161)		-
Balances, December 31, 2010	**$ 18,217**	**$ 11,478**	**$ 80,240**	**$ 2,348**	**$ 112,283**
Net income			12,797		12,797
Other comprehensive income, net of tax:				5,494	5,494
Redemption of preferred stock	(18,750)				(18,750)
Issuance of preferred stock	12,500				12,500
Amortization of unearned compensation		100			100
Issuance of restricted shares		60			60
Exercise of stock options		63			63
Stock option expense		35			35
Cash dividends on preferred stock (5.00%)			(792)		(792)
Cash dividends on common stock ($.31 per share)			(2,325)		(2,325)
Accretion of discount on preferred stock	533		(533)		-
Balances, December 31, 2011	**$ 12,500**	**$ 11,736**	**$ 89,387**	**$ 7,842**	**$ 121,465**
Net income			19,543		19,543
Other comprehensive income, net of tax				1,259	1,259
Amortization of unearned compensation		187			187
Issuance of restricted shares		115			115
Exercise of stock options		226			226
Stock option expense		33			33
Stock issued from acquisition		19,668			19,668
Cash dividends on preferred stock (3.85%)			(481)		(481)
Cash dividends on common stock ($.38 per share)			(3,047)		(3,047)
Balances, December 31, 2012	**$ 12,500**	**$ 31,965**	**$ 105,402**	**$ 9,101**	**$ 158,968**

See notes to consolidated financial statements

HORIZON BANCORP AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollar Amounts in Thousands)

	Years Ended December 31		
	2012	2011	2010
Operating Activities			
Net income	$ 19,543	$ 12,797	$ 10,455
Items not requiring (providing) cash			
Provision for loan losses	3,524	5,282	11,554
Depreciation and amortization	2,875	2,520	2,320
Share based compensation	33	35	30
Issuance of restricted stock	115	60	34
Mortgage servicing rights impairment	168	53	664
Premium amortization on securities available for sale, net	3,344	2,311	1,946
Gain on sale of investment securities	(2)	(1,777)	(533)
Gain on sale of mortgage loans	(14,123)	(6,449)	(7,538)
Proceeds from sales of loans	401,068	282,306	286,960
Loans originated for sale	(386,945)	(275,857)	(281,705)
Change in cash value of life insurance	(990)	5	(770)
(Gain) loss on sale of other real estate owned	129	206	(393)
Net change in			
Interest receivable	(225)	(152)	-
Interest payable	(126)	(185)	(354)
Other assets	1,030	286	183
Other liabilities	(3,072)	971	2,057
Net cash provided by operating activities	26,346	22,412	24,910
Investing Activities			
Purchases of securities available for sale	(113,945)	(193,494)	(203,840)
Proceeds from sales, maturities, calls, and principal repayments of securities available for sale	125,071	155,343	204,647
Purchase of securities held to maturity	-	(9,437)	(24,732)
Proceeds from maturities of securities held to maturity	7,100	12,837	11,167
Proceeds from the sale of Federal Home Loan Bank stock	-	1,274	861
Net change in loans	(102,580)	(105,678)	32,577
Proceeds on the sale of OREO and repossessed assets	4,672	2,424	6,137
Purchases of premises and equipment	(6,984)	(2,442)	(2,414)
Purchases of bank owned life insurance	-	(3,000)	-
Acquisition of Heartland	26,283		
Purchases and assumption of ATSB	-	-	3,412
Net cash (provided by) used in by investing activities	(60,383)	(142,173)	27,815
Financing Activities			
Net change in			
Deposits	73,042	24,367	(64,227)
Borrowings	(25,415)	109,462	(31,979)
Redemption of preferred stock	-	(18,750)	(6,250)
Issuance of preferred stock	-	12,500	-
Proceeds from issuance of stock	226	63	197
Dividends paid on common shares	(3,047)	(2,325)	(2,240)
Dividends paid on preferred shares	(481)	(792)	(1,245)
Net cash provided by (used in) financing activities	44,325	124,525	(105,744)
Net Change in Cash and Cash Equivalent	10,288	4,764	(53,019)
Cash and Cash Equivalents, Beginning of Period	20,447	15,683	68,702
Cash and Cash Equivalents, End of Period	$ 30,735	$ 20,447	$ 15,683
Additional Cash Flows Information			
Interest paid	$ 14,358	$ 16,686	$ 21,228
Income taxes paid	8,125	2,700	3,880
Transfer of loans to other real estate owned	5,899	4,787	9,026

See notes to consolidated financial statements

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Business — The consolidated financial statements of Horizon Bancorp (Horizon) and its wholly owned subsidiary, Horizon Bank, N.A. (Bank) conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry.

The Bank is a full-service commercial bank offering a broad range of commercial and retail banking and other services incident to banking along with a trust department that offers corporate and individual trust and agency services and investment management services. The Bank has two active wholly owned subsidiaries, Horizon Investments, Inc. (Investment Company) and Horizon Grantor Trust. Investment Company manages the investment portfolio of the Bank. Horizon Grantor Trust holds title to certain company owned life insurance policies. The Bank maintains 29 full service facilities. The Bank also wholly owns Horizon Insurance Services, Inc. (Insurance Agency) which is inactive, but previously offered a full line of personal and corporate insurance products. The net income generated from the insurance operations was not significant to the overall operations of Horizon and the majority of the Insurance Agency assets were sold during 2005. Horizon conducts no business except that incident to its ownership of the subsidiaries.

Horizon formed Horizon Bancorp Capital Trust II in 2004 ("Trust II") and Horizon Bancorp Capital Trust III in 2006 ("Trust III") for the purpose of participating in pooled trust preferred securities offerings. The Company assumed additional debentures as the result of the following acquisitions: Alliance Financial Corporation in 2005, which formed Alliance Financial Statutory Trust I ("Alliance Trust"); American Trust, which formed Am Tru Statutory Trust I ("Am Tru Trust"); and Heartland, which formed Heartland (IN) Statutory Trust II ("Heartland Trust"). See Note 13 of the Consolidated Financial Statements for further discussion regarding these previously consolidated entities that are now reported separately. The business of Horizon is not seasonal to any material degree.

Basis of Reporting — The consolidated financial statements include the accounts of Horizon and subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of other real estate owned, goodwill and intangible assets, mortgage servicing rights, other-that-temporary impairments and fair values of financial instruments.

Fair Value Measurements — Horizon uses fair value measurements to record fair value adjustments, to certain assets, and liabilities and to determine fair value disclosures. Horizon has adopted Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures for all applicable financial and nonfinancial assets and liabilities. This accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

As defined in codification, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value. Horizon values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold or the liability transferred at a price that maximizes the amount to be received for the asset or minimizes the amount to be paid to transfer the liability).

In measuring the fair value of an asset, Horizon assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset.

When measuring the fair value of a liability, Horizon assumes that the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only Horizon's own credit risk (i.e., the risk that Horizon will fail to meet its obligation), but also other risks such as settlement risk. Horizon considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable valuation techniques that can be used to measure fair value: the market approach, the income approach and the cost approach. Selection of the appropriate technique for valuing a particular asset or liability takes into consideration the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, determination of the appropriate valuation method requires significant judgment, and sufficient knowledge and expertise are required to apply the valuation techniques.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability using one of the three valuation techniques. Inputs can be observable or unobservable. Observable inputs are those assumptions which market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from a source independent of Horizon. Unobservable inputs are assumptions based on Horizon's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy which gives the highest ranking to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted prices for similar assets; (ii) observable inputs for the asset or liability, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability.

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). Recurring valuation occurs at a minimum on the measurement date. Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The fair value of assets or liabilities transferred in or out of Level 3 is measured on the transfer date, with any additional changes in fair value subsequent to the transfer considered to be realized or unrealized gains or losses.

Investment Securities Available for Sale — Horizon designates the majority of its investment portfolio as available for sale based on management's plans to use such securities for asset and liability management, liquidity and not to hold such securities as long-term investments. Management repositions the portfolio to take advantage of future expected interest rate trends when Horizon's long-term profitability can be enhanced. Investment securities available for sale and marketable equity securities are carried at estimated fair value and any net unrealized gains/losses (after tax) on these securities are included in accumulated other comprehensive income. Gains/losses on the disposition of securities available for sale are recognized at the time of the transaction and are determined by the specific identification method.

Investment Securities Held to Maturity — Includes any security for which Horizon has the positive intent and ability to hold until maturity. These securities are carried at amortized cost.

Loans Held for Sale — Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

Interest and Fees on Loans — Interest on commercial, mortgage and installment loans is recognized over the term of the loans based on the principal amount outstanding. When principal or interest is past due 90 days or more, and the loan is not well secured or in the process of collection, or when serious doubt exists as to the collectability of a loan, the accrual of interest is discontinued. Loan origination fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as a yield adjustment. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Concentrations of Credit Risk — The Bank grants commercial, real estate, and consumer loans to customers located primarily in Northwest and Central Indiana and Southwest Michigan and provides mortgage warehouse lines to mortgage companies in the United States. Commercial loans make up approximately 39% of the loan portfolio and are secured by both real estate and business assets. These loans are expected to be repaid from cash flows from operations of the businesses. The Bank does not have a concentration in speculative commercial real estate loans. Residential real estate loans make up approximately 16% of the loan portfolio and are secured by residential real estate. Installment loans make up approximately 24% of the loan portfolio and are primarily secured by consumer assets. Mortgage warehouse loans make up approximately 21% of the loan portfolio and are secured by residential real estate.

Mortgage Warehouse Loans — Horizon's mortgage warehousing has specific mortgage companies as customers of Horizon Bank. Individual mortgage loans originated by these mortgage companies are funded as a secured borrowing with pledge of collateral under Horizon's agreement with the mortgage company. Each individual mortgage is assigned to Horizon until the loan is sold to the secondary market by the mortgage company. In addition, Horizon takes possession of each original note and forwards such note to the end investor once the mortgage company has sold the loan. At the time a loan is transferred to the secondary market, the mortgage company repurchases the loan under its option within the agreement.

Due to the repurchase feature contained in the agreement, the transaction does not qualify as a sale under ASC 860, Transfers and Servicing and therefore is accounted for as a secured borrowing with pledge of collateral pursuant to the agreement with the mortgage company. When the individual loan is sold to the end investor by the mortgage company the proceeds from the sale of the loan are received by Horizon and used to pay off the loan balance with Horizon along with any accrued interest and any related fees. The remaining balance from the sale is forwarded to the mortgage company. These individual loans typically are sold by the mortgage company within 30 days and are seldom held more than 90 days. Interest income is accrued during this period and collected at the time each loan is sold. Fee income for each loan sold is collected when the loan is sold and no costs are deferred due to the term between each loan funding and related payoff is typically less than 30 days.

Based on the agreements with each mortgage company, at any time a mortgage company can repurchase from Horizon their outstanding loan balance on an individual mortgage and regain possession of the original note. Horizon also has the option to request that the mortgage company repurchase an individual mortgage. Should this occur, Horizon would return the original note and reassign the assignment of the mortgage to the mortgage company. Also, in the event that the end investor would not be able to honor the sales commitment and the mortgage company would not be able to repurchase its loan on an individual mortgage, Horizon would be able to exercise its rights under the agreement.

Allowance for Loan Losses — An allowance for loan losses is maintained to absorb probable incurred losses inherent in the loan portfolio. The allowance is based on ongoing quarterly assessments of the probable incurred losses inherent in the loan portfolio. The allowance is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of charge offs, net of recoveries. Horizon's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the general allowance, specific allowances for identified problem loans and the qualitative allowance.

(Table dollars in thousands except for per share data)

The general allowance is calculated by applying loss factors to pools of outstanding loans. Loss factors are based on historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified conditions or circumstances related to a credit that management believes indicate the probability that a loss will be incurred in excess of the amount determined by the application of the formula allowance.

The qualitative allowance is based upon management's evaluation of various conditions, the effects of which are not directly measured in the determination of the general and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits. The conditions evaluated in connection with the qualitative allowance may include factors such as local, regional and national economic conditions and forecasts, concentrations of credit and changes in the composition of the portfolio.

Loan Impairment — When analysis determines a borrower's operating results and financial condition are not adequate to meet debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Loans are generally placed on non-accrual status when 90 days or more past due. These loans are also often considered impaired. Impaired loans or portions thereof, are charged-off when deemed uncollectible. This typically occurs when the loan is 90 or more days past due.

Loans are considered impaired if the borrower does not exhibit the ability to pay or the full principal or interest payments are not expected or made in accordance with the original terms of the loan. Impaired loans are measured and carried at the lower of cost or the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent.

Smaller balance homogenous loans are evaluated for impairment in the aggregate. Such loans include residential first mortgage loans secured by one to four family residences, residential construction loans and automobile, home equity and second mortgages. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment.

Loans Acquired in Business Combinations — Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loans to value percentages. Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (FASB ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Accordingly, allowances for credit losses related to these loans are not carried over and recorded at the acquisition dates. Loans acquired through business combinations that do not meet the specific criteria of FASB ASC 310-30, but for which a discount is attributable, at least in part to the credit quality, are also accounted for under this guidance. As a result, related discounts are recognized subsequently through accretion based on the expected cash flows of the acquired loans. For purposes of applying FASB ASC 310-30, loans acquired in business combinations are aggregated into pools of loans with common risk characteristic.

The expected cash flows of the acquired loan pools in excess of the fair values recorded is referred to as the accretable yield and is recognized in interest income over the remaining estimated lives of the loan pools. The Company continues to evaluate the fair value of the loans including cash flows expected to be collected. Increases in the Company's cash flow expectation are recognized as increases to the accretable yield while decreases are recognized as impairments through the allowance for loan losses.

Premises and Equipment — Buildings and major improvements are capitalized and depreciated using primarily the straight-line method with useful lives ranging from 3 to 40 years. Furniture and equipment are capitalized and depreciated

(Table dollars in thousands except for per share data)

using primarily the straight-line method with useful lives ranging from 2 to 20 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on disposition are included in current operations.

Federal Reserve and Federal Home Loan Bank of Indianapolis (FHLBI) Stock — The stock is a required investment for institutions that are members of the Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLBI) systems. The required investment in the common stock is based on a predetermined formula.

Mortgage Servicing Rights —Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. Amortized mortgage servicing rights include commercial mortgage servicing rights. Under the amortization method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. Changes in valuation allowances are reported with mortgage servicing income net of impairment on the income statement. Fair value in excess of the carrying amount of servicing assets for that stratum is not recognized.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Intangible Assets — Goodwill is tested annually for impairment. At December 31, 2012, Horizon had core deposit intangibles of $4.0 million subject to amortization and $19.7 million of goodwill, which is not subject to amortization. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Horizon's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Horizon to provide quality, cost effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Goodwill totaled $19.7 million at December 31, 2012 and $5.9 million at December 31, 2011. A large majority of the goodwill relates to the acquisition of Heartland.

Income Taxes —The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or

(Table dollars in thousands except for per share data)

liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Trust Assets and Income — Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets since such property is not owned by Horizon.

Earnings per Common Share — Basic earnings per share is computed by dividing net income available to common shareholders (net income less dividend requirements for preferred stock and accretion of preferred stock discount) by the weighted-average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The following table shows computation of basic and diluted earnings per share.

	December 31 2012	December 31 2011	December 31 2010
Basic earnings per share			
Net income	$ 19,543	$ 12,797	$ 10,455
Less: Preferred stock dividends and accretion of discount	481	1,325	1,406
Net income available to common shareholders	$ 19,062	$ 11,472	$ 9,049
Weighted average common shares outstanding[(1)(2)]	7,974,241	7,407,258	7,373,405
Basic earnings per share	$ 2.39	$ 1.55	$ 1.23
Diluted earnings per share			
Net income available to common shareholders	$ 19,062	$ 11,472	$ 9,049
Weighted average common shares outstanding[(1)(2)]	7,974,241	7,407,258	7,373,405
Effect of dilutive securities:			
Warrants	245,514	161,922	90,981
Restricted stock	23,181	4,361	33,041
Stock options	28,241	14,853	5,418
Weighted average shares outstanding	8,271,177	7,588,394	7,502,846
Diluted earnings per share	$ 2.30	$ 1.51	$ 1.21

[(1)] Adjusted for 3:2 stock splits on November 9, 2012 and December 9, 2011

[(2)] Includes average shares issued for the Heartland acquisition for the year ended December 31, 2012

(Table dollars in thousands except for per share data)

At December 31, 2012, 2011 and 2010 there were 8,438 shares, 47,117 shares, and 72,500 shares that were not included in the computation of diluted earnings per share because they were non-dilutive.

Dividend Restrictions — Regulations of the Comptroller of the Currency limit the amount of dividends that may be paid by a national bank to its parent holding company without prior approval of the Comptroller of the Currency. At December 31, 2012, $15.8 million was available for payment of dividends from the Bank to Horizon. Additionally, the Federal Reserve Board limits the amount of dividends that may be paid by Horizon to its stockholders under its capital adequacy guidelines.

Consolidated Statements of Cash Flows — For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks, money market investments and federal funds sold with maturities of one day or less. Horizon reports net cash flows for customer loan transactions, deposit transactions, short-term investments and borrowings.

Comprehensive Income — Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes. Other comprehensive income includes unrealized appreciation (depreciation) on available-for-sale securities and unrealized and realized gains and losses in derivative financial instruments.

Share-Based Compensation — At December 31, 2012, Horizon has stock option plans, which are described more fully in Note 20. All share-based payments to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards. Horizon has recorded approximately $33,000, $35,000, and $30,000 for 2012, 2011 and 2010, in compensation expense relating to vesting of stock options less estimated forfeitures for the 12 month period ended December 31, 2012, 2011 and 2010.

Current Economic Conditions — The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to Horizon.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact Horizon's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Reclassifications — Certain reclassifications have been made to the 2012 and 2011 consolidated financial statements to be comparable to 2012. These reclassifications had no effect on net income.

Recent Accounting Pronouncements

FASB ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*

In February 2013, the FASB issued ASU 2013-02 to improve the transparency of reporting reclassifications out of accumulated other comprehensive income.

Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The amendments in the Update do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this Update requires already is required to be disclosed elsewhere in the financial statements under U.S. Generally Accepted Accounting Principles (U.S. GAAP).

(Table dollars in thousands except for per share data)

The new amendments will require an organization to:

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income–but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). A private company is required to meet the reporting requirements of the amended paragraphs about the roll forward of accumulated other comprehensive income for both interim and annual reporting periods. However, private companies are only required to provide the information about the impact of reclassifications on line items of net income for annual reporting periods, not for interim reporting periods.

The amendments are effective for reporting periods beginning after December 15, 2012 and the Company is still evaluating the impact of the pronouncement.

FASB ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The Update clarifies the scope of transactions that are subject to the disclosures about offsetting.

The Update clarifies that ordinary trade receivables and receivables are not in the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Specifically, Update 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification® or subject to a master netting arrangement or similar agreement.

Issued in December 2011, Update 2011-11 was the result of a joint project with the International Accounting Standards Board. Its objective was to improve transparency and comparability between U.S. GAAP and International Financial Reporting Standards by requiring enhanced disclosures about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement.

The Board undertook this clarification project in response to concerns expressed by U.S. stakeholders about the standard's broad definition of financial instruments. After the standard was finalized, companies realized that many contracts have standard commercial provisions that would equate to a master netting arrangement, significantly increasing the cost of compliance at minimal value to financial statement users. The Company does not expect the adoption of this pronouncement to have an impact to the Company's financial statements.

FASB ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*

The eligibility criteria for offsetting are different in international financial reporting standards (IFRS) and U.S. generally accepted accounting principles (GAAP). Offsetting, otherwise known as netting, is the presentation of assets and liabilities as a single net amount in the statement of financial position (balance sheet). Unlike IFRS, U.S. GAAP allows companies the option to present net in their balance sheets derivatives that are subject to a legally enforceable netting arrangement with the same party where rights of set-off are only available in the event of default or bankruptcy.

To address these differences between IFRS and U.S. GAAP, in January 2011 the FASB and the IASB (the Boards) issued an exposure draft that proposed new criteria for netting, which were narrower than the current conditions in U.S. GAAP. Nevertheless, in response to feedback from their respective stakeholders, the Boards decided to retain their existing offsetting models. Instead, the Boards have issued common disclosure requirements related to offsetting arrangements to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP.

The amendments to the FASB Accounting Standards Codification in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Coinciding with the release of ASU No. 2011-11, the IASB has issued Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). This amendment requires disclosures about the offsetting of financial assets and financial liabilities common to those in ASU No. 2011-11.

An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. If applicable the Company will provide the disclosures required by those amendments retrospectively for all comparative periods presented.

Note 2 – Acquisition

On July 17, 2012 Horizon closed its acquisition of Heartland Bancshares, Inc. and Horizon Bank N.A.'s acquisition of Heartland Community Bank, through mergers effective as of that date. Under the final terms of the acquisition, the exchange ratio was 0.81 shares of Horizon's common stock for each share of Heartland common stock outstanding. Heartland shares outstanding at the closing were 1,442,449, and the shares of HBNC common stock issued to Heartland shareholders totaled 1,168,383. Horizon's stock price was $16.83 per share at the close of business on July 17, 2012. Based upon these numbers, the total value of the consideration, including the retirement of TARP, for the acquisition was $26.9 million. For the year ended December 31, 2012, the Company had approximately $1.5 million is costs related to the acquisition. These expenses are classified in the other expense section of the income statement primarily located in the salaries and employee benefits, professional services and other expense line items. As a result of the acquisition, the Company will have an opportunity to increase its deposit base and reduce transaction costs. The Company also expects to reduce cost through economies of scale.

Under the purchase method of accounting, the total estimated purchase price is allocated to Heartland's net tangible and intangible assets based on their current estimated fair values on the date of the acquisition. Based on management's preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, which are based on estimates and assumptions that are subject to change, the preliminary purchase price for the Heartland acquisition is allocated as follows (in thousands):

(Table dollars in thousands except for per share data)

ASSETS		LIABILITIES	
Cash and due from banks	$ 33,531	Deposits	
Investment securities, available for sale	63,707	Non-interest bearing	$ 59,350
		NOW accounts	42,681
Commercial	70,343	Savings and money market	61,465
Residential mortgage	20,838	Certificates of deposits	47,749
Consumer	23,423	Total deposits	211,245
Total loans	114,604		
		Borrowings	1,186
Premises and equipment	2,647	Subordinated debentures	1,537
FRB and FHLB stock	943	Interest payable	90
Goodwill	13,838	Other liabilities	4,670
Core deposit intangible	2,332		
Interest receivable	820		
Cash value life insurance	4,012		
Other assets	9,210		
Total assets purchased	$ 245,644	Total liabilities assumed	$ 218,728

Common shares issued	$ 19,668
Retirement of TARP preferred shares	7,248
Total estimated purchase price	$ 26,916

Prior to the end of the measurement period for finalizing the purchase price allocation, if information becomes available which would indicate adjustments are required to the purchase price allocation, such adjustments will be included in the purchase price allocation retrospectively.

Of the total estimated purchase price of $26.9 million, $2.3 million has been allocated to core deposit intangible. Additionally, $13.8 million has been allocated to goodwill and $10.8 million of the purchase price is deductible and was assigned to the business assets. The core deposit intangible will be amortized over seven years on a straight line basis.

The Company acquired loans in the acquisition and the transferred loans had evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected.

Loans purchased with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date may include information such as past-due and nonaccrual status, borrower credit scores and recent loan-to-value percentages. Purchased credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans is not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using our internal risk models, which incorporate the estimate of current key assumptions, such as default rates, severity and prepayment speeds.

The Company acquired the $131.1 million loan portfolio at a fair value discount of $16.5 million. The performing portion of the portfolio, $95.4 million, had an estimated fair value or $91.6 million. The excess of expected cash flows above the fair value of the performing portion of loans will be accreted to interest income over the remaining lives of the loans in accordance with ASC 310-20.

Preliminary estimates of certain loans, those for which specific credit-related deterioration, since origination, was identified are recorded at fair value, reflecting the present value of the amounts expected to be collected. Income recognition of these loans is based on reasonable expectation about the timing and amount of cash flows to be collected.

(Table dollars in thousands except for per share data)

The following table details the acquired loans that are accounted for in accordance with ASC 310-30 (formerly Statement of Position "SOP" 03-3) as of July 17, 2012.

Contractually required principal and interest at acquisition	$ 35,574
Contractual cash flows not expected to be collected (nonaccretable differences)	5,264
Expected cash flows at acquisition	30,310
Interest component of expected cash flows (accretable discount)	7,494
Fair value of acquired loans accounted for under ASC 310-30	$ 22,816

Pro-forma statements were determined to be impracticable due to the materiality of the transaction.

The carrying amount of those loans is included in the balance sheet amounts of loans receivable at December 31. The amounts of loans at December 31, 2012, are as follows:

Commercial	$	63,952
Real estate		18,662
Consumer		16,289
Outstanding balance	$	98,903
Carrying amount, net of allowance of $0	$	98,903

Accretable yield, or income expected to be collected, is as follows:

Balance at December 31, 2011	$	-
Additions		7,494
Accretion		(807)
Reclassification from nonaccreatable difference		-
Disposals		(576)
Balance at December 31, 2012	$	6,111

During the year ended December 31, 2012, the Company increased the allowance for loan losses by a charge to the income statement by $0. No allowances for loan losses were reversed in 2012.

Note 3 – Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012 and 2011, cash equivalents consisted primarily of deposit accounts with financial institutions.

Pursuant to legislation enacted in 2010, the FDIC fully insured all noninterest-bearing transaction accounts beginning December 31, 2010, through December 31, 2012, at all FDIC-insured institutions. This legislation expired on December 31, 2012. Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution.

At December 31, 2012, the Company's cash accounts exceeded federally insured limits by approximately $4.8 million. At December 31, 2012, the Company had cash balances at the Federal Reserve Bank and Federal Home Loan Bank of Indianapolis of $741,000 that did not have FDIC insurance coverage.

(Table dollars in thousands except for per share data)

Note 4 – Securities

The fair value of securities is as follows:

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury and federal agencies	$ 51,458	$ 351	$ (30)	$ 51,779
State and municipal	162,147	10,842	(84)	172,905
Federal agency collateralized mortgage obligations	95,337	1,533	(39)	96,831
Federal agency mortgage-backed pools	152,372	6,847	(15)	159,204
Private labeled mortgage-backed pools	1,960	71	-	2,031
Corporate notes	32	19	-	51
Total available for sale investment securities	$ 463,306	$ 19,663	$ (168)	$ 482,801

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury and federal agencies	$ 12,693	$ 329	$ -	$ 13,022
State and municipal	135,011	8,950	(71)	143,890
Federal agency collateralized mortgage obligations	89,016	2,106	-	91,122
Federal agency mortgage-backed pools	173,797	5,669	(115)	179,351
Private labeled mortgage-backed pools	3,518	118	-	3,636
Corporate notes	32	-	(8)	24
Total available for sale investment securities	$ 414,067	$ 17,172	$ (194)	$ 431,045
Held to maturity, State and Municipal	$ 7,100	$ 34	$ -	$ 7,134

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information, and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. While these securities are held in the available for sale portfolio, Horizon intends, and has the ability, to hold them until the earlier of a recovery in fair value or maturity.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. At December 31, 2012, no individual investment security had an unrealized loss that was determined to be other-than-temporary.

The unrealized losses on the Company's investments in United States Department of the Treasury ("U.S. Treasury") and federal agencies, securities of state and municipal governmental agencies, and federal agency mortgage-backed pools were caused by interest rate volatility and not a decline in credit quality. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. The Company expects to recover the amortized cost basis over the term of the securities. Because the Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity, the Company did not consider those investments to be other-than-temporarily impaired at December 31, 2012.

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2012 and December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Table dollars in thousands except for per share data)

	December 31, 2012		December 31, 2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale				
Within one year	$ 4,358	$ 4,368	$ 931	$ 940
One to five years	49,415	50,673	30,796	31,910
Five to ten years	98,551	104,258	51,476	55,053
After ten years	61,313	65,436	64,533	69,033
	213,637	224,735	147,736	156,936
Federal agency collateralized mortgage obligations	95,337	96,831	89,016	91,122
Federal agency mortgage-backed pools	152,372	159,204	173,797	179,351
Private labeled mortgage-backed pools	1,960	2,031	3,518	3,636
Total available for sale investment securities	$ 463,306	$ 482,801	$ 414,067	$ 431,045
Held to maturity				
Within one year	$ -	$ -	$ 7,100	$ 7,134
One to five years	-	-	-	-
Total held to maturity investment securities	$ -	$ -	$ 7,100	$ 7,134

The following table shows investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total	
December 31, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and federal agencies	$ 13,064	$ (30)	$ -	$ -	$ 13,064	$ (30)
State and municipal	11,928	(84)	-	-	11,928	(84)
Federal agency collateralized mortgage obligations	12,719	(39)	-	-	12,719	(39)
Federal agency mortgage-backed pools	4,126	(15)	-	-	4,126	(15)
Total temporarily impaired securities	$ 41,837	$ (168)	$ -	$ -	$ 41,837	$ (168)

	Less than 12 Months		12 Months or More		Total	
December 31, 2011	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal	$ 1,550	$ (44)	$ 1,948	$ (27)	$ 3,498	$ (71)
Federal agency mortgage-backed pools	23,442	(115)	23	-	23,465	(115)
Corporate notes	24	(8)	-	-	24	(8)
Total temporarily impaired securities	$ 25,016	$ (167)	$ 1,971	$ (27)	$ 26,987	$ (194)

(Table dollars in thousands except for per share data)

Information regarding security proceeds, gross gains and gross losses are presented below.

	Years ended December 31		
	2012	2011	2010
Sales of securities available for sale			
Proceeds	$ 14,989	$ 77,379	$ 85,892
Gross gains	2	1,777	675
Gross losses	-	-	142

The tax effect of the proceeds from the sale of securities available for sale was $1, $622 and $187 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company pledges securities to secure retail and corporate repurchase agreements to the Federal Reserve for borrowing availability and as settlements for the fair value of swap agreements. At December 31, 2012, the Company had pledged $171.6 million of fair value or $165.7 million of amortized cost, in securities as collateral for $138.4 million in repurchase agreements, $90.9 million of fair value or $84.5 million of amortized cost, in securities as collateral for borrowing availability at the Federal Reserve with no current outstanding borrowings and $8.6 million of fair value or $12.9 million of amortized cost, in securities as collateral for $13.5 million in settlements on the fair value of swap agreements.

Note 5 – Loans

	December 31 2012	December 31 2011
Commercial		
Working capital and equipment	**$ 198,805**	$ 170,325
Real estate, including agriculture	**247,108**	172,910
Tax exempt	**4,579**	3,818
Other	**9,979**	5,323
Total	**460,471**	352,376
Real estate		
1–4 family	**185,940**	153,039
Other	**3,774**	4,102
Total	**189,714**	157,141
Consumer		
Auto	**142,149**	134,686
Recreation	**5,163**	4,737
Real estate/home improvement	**29,989**	27,729
Home equity	**104,974**	92,249
Unsecured	**4,194**	3,183
Other	**2,615**	2,793
Total	**289,084**	265,377
Mortgage warehouse	**251,448**	208,299
Total loans	**1,190,717**	983,193
Allowance for loan losses	**(18,270)**	(18,882)
Loans, net	**$ 1,172,447**	$ 964,311

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected, and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves larger loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of property type, and are monitored for concentrations of credit. Management monitors and evaluates commercial real estate loans based on collateral, cash flow and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Real Estate and Consumer

With respect to residential loans that are secured by 1-4 family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Mortgage Warehousing

Horizon's mortgage warehouse lending has specific mortgage companies as customers of Horizon Bank. Individual mortgage loans originated by these mortgage companies are funded as a secured borrowing with a pledge of collateral under Horizon's agreement with the mortgage company. Each individual mortgage is assigned to Horizon until the loan is sold to the secondary market by the mortgage company. In addition, Horizon takes possession of each original note and forwards such note to the end investor once the mortgage company has sold the loan. At the time a loan is transferred to the secondary market, the mortgage company repurchases the loan under its option within the agreement. Due to the repurchase feature contained in the agreement, the transaction does not qualify as a sale and therefore is accounted for as a secured borrowing with a pledge of collateral pursuant to the agreement with the mortgage company. When the individual loan is sold to the end investor by the mortgage company, the proceeds from the sale of the loan are received by Horizon and used to pay off the loan balance with Horizon along with any accrued interest and any related fees. The remaining balance from the sale is forwarded to the mortgage company. These individual loans typically are sold by the mortgage company within 30 days and are seldom held more than 90 days. Interest income is accrued during this period and collected at the time each loan is sold. Fee income for each loan sold is collected when the loan is sold, and no costs are deferred due to the term between each loan funding and related payoff, which is typically less than 30 days.

Based on the agreements with each mortgage company, at any time a mortgage company can repurchase from Horizon their outstanding loan balance on an individual mortgage and regain possession of the original note. Horizon also has the option to request that the mortgage company repurchase an individual mortgage. Should this occur, Horizon would return the original note and reassign the assignment of the mortgage to the mortgage company. Also, in the event that the end investor would not be able to honor the purchase commitment and the mortgage company would not be able to repurchase its loan on an individual mortgage, Horizon would be able to exercise its rights under the agreement.

(Table dollars in thousands except for per share data)

The following table shows the recorded investment of individual loan categories.

December 31, 2012	Loan Balance	Interest Due	Deferred Fees / (Costs)	Recorded Investment
Owner occupied real estate	$ 162,694	$ 503	$ 485	$ 163,682
Non owner occupied real estate	201,763	467	276	202,506
Residential spec homes	1,056	8	-	1,064
Development & spec land loans	6,963	11	-	6,974
Commercial and industrial	87,082	380	152	87,614
Total commercial	459,558	1,369	913	461,840
Residential mortgage	181,450	565	583	182,598
Residential construction	7,681	13	-	7,694
Mortgage warehouse	251,448	480	-	251,928
Total real estate	440,579	1,058	583	442,220
Direct installment	27,831	115	(204)	27,742
Direct installment purchased	429	-	-	429
Indirect installment	133,481	370	-	133,851
Home equity	126,588	605	959	128,152
Total consumer	288,329	1,090	755	290,174
Total loans	1,188,466	3,517	2,251	1,194,234
Allowance for loan losses	(18,270)	-	-	(18,270)
Net loans	$ 1,170,196	$ 3,517	$ 2,251	$ 1,175,964

December 31, 2011	Loan Balance	Interest Due	Deferred Fees / (Costs)	Recorded Investment
Owner occupied real estate	$ 131,893	$ 383	$ 30	$ 132,306
Non owner occupied real estate	142,269	360	94	142,723
Residential spec homes	3,574	6	-	3,580
Development & spec land loans	8,739	16	-	8,755
Commercial and industrial	65,774	169	3	65,946
Total commercial	352,249	934	127	353,310
Residential mortgage	150,893	513	68	151,474
Residential construction	6,181	8	-	6,189
Mortgage warehouse	208,299	427	-	208,726
Total real estate	365,373	948	68	366,389
Direct installment	24,252	94	(360)	23,986
Direct installment purchased	981	-	-	981
Indirect installment	127,751	420	(56)	128,115
Home equity	113,561	559	(752)	113,368
Total consumer	266,545	1,073	(1,168)	266,450
Total loans	984,167	2,955	(973)	986,149
Allowance for loan losses	(18,882)	-	-	(18,882)
Net loans	$ 965,285	$ 2,955	$ (973)	$ 967,267

(Table dollars in thousands except for per share data)

Note 6 – Allowance for Loan Losses

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior one to five years. Management believes the five-year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed. The actual allowance for loan loss activity is provided below.

	December 31 2012	December 31 2011	December 31 2010
Balance at beginning of the period	$ 18,882	$ 19,064	$ 16,015
Loans charged-off:			
Commercial			
Owner occupied real estate	418	190	1,560
Non owner occupied real estate	1,196	401	288
Residential development	-	-	-
Development & Spec Land Loans	-	-	780
Commercial and industrial	774	376	1,228
Total commercial	2,388	967	3,856
Real estate			
Residential mortgage	597	956	811
Residential construction	-	-	-
Mortgage warehouse	-	-	-
Total real estate	597	956	811
Consumer			
Direct Installment	327	661	568
Direct Installment Purchased	-	-	-
Indirect Installment	1,294	1,676	2,863
Home Equity	1,337	2,420	1,636
Total consumer	2,958	4,757	5,067
Total loans charged-off	5,943	6,680	9,734
Recoveries of loans previously charged-off:			
Commercial			
Owner occupied real estate	547	26	5
Non owner occupied real estate	98	113	-
Residential development	-	-	66
Development & Spec Land Loans	-	-	-
Commercial and industrial	137	24	162
Total commercial	782	163	233
Real estate			
Residential mortgage	77	10	1
Residential construction	-	-	-
Mortgage warehouse	-	-	-
Total real estate	77	10	1
Consumer			
Direct Installment	84	96	61
Direct Installment Purchased	-	-	-
Indirect Installment	737	803	880
Home Equity	127	144	54
Total consumer	948	1,043	995
Total loan recoveries	1,807	1,216	1,229
Net loans charged-off	4,136	5,464	8,505
Provision charged to operating expense			
Commercial	1,360	1,267	5,411
Real estate	1,262	1,299	1,236
Consumer	902	2,716	4,907
Total provision charged to operating expense	3,524	5,282	11,554
Balance at the end of the period	$ 18,270	$ 18,882	$ 19,064

(Table dollars in thousands except for per share data)

Certain loans are individually evaluated for impairment, and the Company's general practice is to proactively charge down impaired loans to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company's policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge-down or specific allocation of 1-4 family first and junior lien mortgages to the net realizable value less costs to sell when the value is known but no later than when a loan is 180 days past due. Pursuant to such guidelines, the Company also charges-off unsecured open-end loans when the loan is 90 days past due, and charges down to the net realizable value other secured loans when they are 90 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection in full will occur regardless of delinquency status, are not charged off.

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment analysis:

December 31, 2012	Commercial	Real Estate	Mortgage Warehousing	Consumer	Total
Allowance For Loan Losses					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment	$ 1,945	$ -	$ -	$ -	$ 1,945
Collectively evaluated for impairment	5,826	3,204	1,705	5,590	16,325
Total ending allowance balance	$ 7,771	$ 3,204	$ 1,705	$ 5,590	$ 18,270
Loans:					
Individually evaluated for impairment	$ 10,597	$ -	$ -	$ -	$ 10,597
Collectively evaluated for impairment	451,243	190,292	251,928	290,174	1,183,637
Total ending loans balance	$ 461,840	$ 190,292	$ 251,928	$ 290,174	$ 1,194,234

December 31, 2011	Commercial	Real Estate	Mortgage Warehousing	Consumer	Total
Allowance For Loan Losses					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment	$ 2,136	$ -	$ -	$ -	$ 2,136
Collectively evaluated for impairment	5,881	2,472	1,695	6,698	16,746
Total ending allowance balance	$ 8,017	$ 2,472	$ 1,695	$ 6,698	$ 18,882
Loans:					
Individually evaluated for impairment	$ 7,960	$ -	$ -	$ -	$ 7,960
Collectively evaluated for impairment	345,350	157,663	208,726	266,450	978,189
Total ending loans balance	$ 353,310	$ 157,663	$ 208,726	$ 266,450	$ 986,149

(Table dollars in thousands except for per share data)

Note 7 – Non-performing Assets and Impaired Loans

The following table presents the nonaccrual, loans past due over 90 days still on accrual, and troubled debt restructured ("TDRs") by class of loans:

December 31, 2012	Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Non Performing TDR's	Performing TDR's	Total Non-Performing Loans
Commercial					
Owner occupied real estate	$ 2,800	$ -	$ 1,272	$ 819	$ 4,891
Non owner occupied real estate	1,705	-	1,605	446	3,756
Residential development	-	-	-	-	-
Development & Spec Land Loans	705	-	-	-	705
Commercial and industrial	544	-	797	-	1,341
Total commercial	5,754	-	3,674	1,265	10,693
Real estate					
Residential mortgage	4,565	2	2,536	1,761	8,864
Residential construction	-	-	291	-	291
Mortgage warehouse	-	-	-	-	-
Total real estate	4,565	2	2,827	1,761	9,155
Consumer					
Direct Installment	138	26	-	-	164
Direct Installment Purchased	-	-	-	-	-
Indirect Installment	866	26	-	-	892
Home Equity	2,051	-	148	676	2,875
Total Consumer	3,055	52	148	676	3,931
Total	$ 13,374	$ 54	$ 6,649	$ 3,702	$ 23,779

December 31, 2011	Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Non Performing TDR's	Performing TDR's	Total Non-Performing Loans
Commercial					
Owner occupied real estate	$ 2,515	$ -	$ -	$ -	$ 2,515
Non owner occupied real estate	3,970	-	152	-	4,122
Residential development	-	-	-	-	-
Development & Spec Land Loans	90	-	-	-	90
Commercial and industrial	330	-	901	-	1,231
Total commercial	6,905	-	1,053	-	7,958
Real estate					
Residential mortgage	4,550	-	1,120	2,389	8,059
Residential construction	144	-	-	293	437
Mortgage warehouse	-	-	-	-	-
Total real estate	4,694	-	1,120	2,682	8,496
Consumer					
Direct Installment	256	1	-	-	257
Direct Installment Purchased	-	4	-	-	4
Indirect Installment	926	29	-	-	955
Home Equity	1,587	3	25	858	2,473
Total Consumer	2,769	37	25	858	3,689
Total	$ 14,368	$ 37	$ 2,198	$ 3,540	$ 20,143

Included in the $13.4 million of non-accrual loans and the $6.6 million of non-performing TDR's at December 31, 2012 were $3.2 million and $2.2 million, respectively, of loans acquired which there were accreatable yield recognized.

(Table dollars in thousands except for per share data)

From time to time, the Bank obtains information that may lead management to believe that the collection of payments may be doubtful on a particular loan. In recognition of this, it is management's policy to convert the loan from an "earning asset" to a non-accruing loan. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date. Further, it is management's policy to place a loan on a non-accrual status when the payment is delinquent in excess of 90 days or the loan has had the accrual of interest discontinued by management. The officer responsible for the loan and the Chief Operating Officer or the senior collection officer must review all loans placed on non-accrual status. Subsequent payments on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal in accordance with the loan terms. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

A loan becomes impaired when, based on current information, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is classified as impaired, the degree of impairment must be recognized by estimating future cash flows from the debtor. The present value of these cash flows is computed at a discount rate based on the interest rate contained in the loan agreement. However, if a particular loan has a determinable market value for its collateral, the creditor may use that value. Also, if the loan is secured and considered collateral dependent, the creditor may use the fair value of the collateral. Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Smaller-balance, homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by 1 – 4 family residences, residential construction loans, automobile, home equity, second mortgage loans and mortgage warehouse loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicate that underlying cash flows of a borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Loans are generally moved to non-accrual status when they are 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms, including TDRs, are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans.

The Company's TDRs are considered impaired loans and included in the allowance methodology using the guidance for impaired loans. At December 31, 2012, the type of concessions the Company has made on restructured loans has been temporary rate reductions and/or reductions in monthly payments and there have been no restructured loans with modified recorded balances. Any modification to a loan that is a concession and is not in the normal course of lending is considered a restructured loan. A restructured loan is returned to accruing status after six consecutive payments but is still reported as TDR unless the loan bears interest at a market rate. As of December 31, 2012, the Company had $10.4 million in TDRs and $3.7 million were performing according to the restructured terms and no TDR's were returned to accrual status during 2012. There was $1.8 million of specific reserves allocated to TDRs at December 31, 2012 based on the collateral deficiencies.

(Table dollars in thousands except for per share data)

Loans transferred and classified as troubled debt restructuring during the years ended December 31, 2012 and 2011, segregated by class, are shown in the table below.

	December 31, 2012		December 31, 2011	
Commercial	Number of Defaults	Unpaid Principal Balance	Number of Defaults	Unpaid Principal Balance
Owner occupied real estate	4	$ 2,091	-	$ -
Non owner occupied real estate	4	2,051	-	-
Residential development	-	-	-	-
Development & Spec Land Loans	-	-	-	-
Commercial and industrial	-	-	1	835
Total commercial	8	4,142	1	835
Real estate				
Residential mortgage	5	1,231	3	342
Residential construction	-	-	-	-
Mortgage warehouse	-	-	-	-
Total real estate	5	1,231	3	342
Consumer				
Direct Installment	-	-	-	-
Direct Installment Purchased	-	-	-	-
Indirect Installment	-	-	-	-
Home Equity	-	-	11	758
Total Consumer	-	-	11	758
Total	13	$ 5,373	15	$ 1,935

Troubled debt restructured loans which had payment defaults during the years ended December 31, 2012 and 2011, segregated by class, are shown in the table below. Default occurs when a loan is 90 days or more past due or transferred to nonaccrual.

	December 31, 2012		December 31, 2011	
Commercial	Number of Defaults	Unpaid Principal Balance	Number of Defaults	Unpaid Principal Balance
Owner occupied real estate	3	$ 1,272	1	$ 835
Non owner occupied real estate	3	1,605	-	-
Residential development	-	-	-	-
Development & Spec Land Loans	-	-	-	-
Commercial and industrial	-	-	2	218
Total commercial	6	2,877	3	1,053
Real estate				
Residential mortgage	4	1,168	2	1,120
Residential construction	-	-	-	-
Mortgage warehouse	-	-	-	-
Total real estate	4	1,168	2	1,120
Consumer				
Direct Installment	-	-	-	-
Direct Installment Purchased	-	-	-	-
Indirect Installment	-	-	-	-
Home Equity	-	-	-	-
Total Consumer	-	-	-	-
Total	10	$ 4,045	5	$ 2,173

(Table dollars in thousands except for per share data)

The following table presents commercial loans individually evaluated for impairment by class of loans:

December 31, 2012	Unpaid Principal Balance	Recorded Investment	Allowance For Loan Loss Allocated	Twelve Months Ending Average Balance in Impaired Loans	Twelve Months Ending Cash/Accrual Interest Income Recognized
With no recorded allowance					
Commercial					
Owner occupied real estate	$ 4,890	$ 4,901	$ -	$ 2,422	$ 80
Non owner occupied real estate	1,961	1,963	-	1,544	20
Residential development	-	-	-	-	-
Development & Spec Land Loans	133	133	-	61	-
Commercial and industrial	449	466	-	297	-
Total commercial	7,433	7,463	-	4,324	100
With an allowance recorded					
Commercial					
Owner occupied real estate	-	-	-	-	-
Non owner occupied real estate	1,795	1,795	1,080	481	95
Residential development	-	-	-	-	-
Development & Spec Land Loans	572	572	600	526	6
Commercial and industrial	797	797	265	806	-
Total commercial	3,164	3,164	1,945	1,813	101
Total	$ 10,597	$ 10,627	$ 1,945	$ 6,137	$ 201

December 31, 2011	Unpaid Principal Balance	Recorded Investment	Allowance For Loan Loss Allocated	Twelve Months Ending Average Balance in Impaired Loans	Twelve Months Ending Interest Income Recognized
With no recorded allowance					
Commercial					
Owner occupied real estate	$ 192	$ 192	$ -	$ 110	$ 2
Non owner occupied real estate	954	956	-	639	43
Residential development	-	-	-	-	-
Development & Spec Land Loans	90	90	-	157	-
Commercial and industrial	396	396	-	355	6
Total commercial	1,632	1,634	-	1,261	51
With an allowance recorded					
Commercial					
Owner occupied real estate	2,323	2,323	770	1,911	25
Non owner occupied real estate	3,168	3,168	1,080	830	83
Residential development	-	-	-	-	-
Development & Spec Land Loans	-	-	-	-	-
Commercial and industrial	835	835	286	839	22
Total commercial	6,326	6,326	2,136	3,580	130
Total	$ 7,958	$ 7,960	$ 2,136	$ 4,841	$ 181

(Table dollars in thousands except for per share data)

The following table presents the payment status by class of loans:

December 31, 2012	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial						
Owner occupied real estate	$ 2,207	$ 19	$ -	$ 2,226	$ 160,468	$ 162,694
Non owner occupied real estate	669	147	-	816	200,947	201,763
Residential development	-	-	-	-	1,056	1,056
Development & Spec Land Loans	-	-	-	-	6,963	6,963
Commercial and industrial	538	16	-	554	86,528	87,082
Total commercial	3,414	182	-	3,596	455,962	459,558
Real estate						
Residential mortgage	167	-	2	169	181,281	181,450
Residential construction	-	-	-	-	7,681	7,681
Mortgage warehouse	-	-	-	-	251,448	251,448
Total real estate	167	-	2	169	440,410	440,579
Consumer						
Direct Installment	240	64	26	330	27,501	27,831
Direct Installment Purchased	-	-	-	-	429	429
Indirect Installment	1,105	177	26	1,308	132,173	133,481
Home Equity	1,072	321	-	1,393	125,195	126,588
Total consumer	2,417	562	52	3,031	285,298	288,329
Total	$ 5,998	$ 744	$ 54	$ 6,796	$ 1,181,670	$ 1,188,466
Percentage of total loans	0.50%	0.06%	0.00%	0.57%	99.43%	

December 31, 2011	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial						
Owner occupied real estate	$ 89	$ 168	$ -	$ 257	$ 131,636	$ 131,893
Non owner occupied real estate	228	-	-	228	142,041	142,269
Residential development	-	-	-	-	3,574	3,574
Development & Spec Land Loans	-	-	-	-	8,739	8,739
Commercial and industrial	34	22	-	56	65,718	65,774
Total commercial	351	190	-	541	351,708	352,249
Real estate						
Residential mortgage	411	-	-	411	150,482	150,893
Residential construction	-	-	-	-	6,181	6,181
Mortgage warehouse	-	-	-	-	208,299	208,299
Total real estate	411	-	-	411	364,962	365,373
Consumer						
Direct Installment	164	22	1	187	24,065	24,252
Direct Installment Purchased	7	14	4	25	956	981
Indirect Installment	1,333	335	29	1,697	126,054	127,751
Home Equity	363	92	3	458	113,103	113,561
Total consumer	1,867	463	37	2,367	264,178	266,545
Total	$ 2,629	$ 653	$ 37	$ 3,319	$ 980,848	$ 984,167
Percentage of total loans	0.27%	0.07%	0.00%	0.34%	99.66%	

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Horizon Bank's processes for determining credit quality differ slightly depending on whether a new loan or a renewed loan is being underwritten, or whether an existing loan is being re-evaluated for credit quality. The latter usually occurs upon receipt of current financial information or other pertinent data that would trigger a change in the loan grade.

- For new and renewed commercial loans, the Bank's Credit Department, which acts independently of the loan officer, assigns the credit quality grade to the loan. Loan grades for loans with an aggregate credit exposure of $500,000 or greater are validated by the Loan Committee, which is chaired by the Chief Operating Officer (COO).
- Commercial loan officers are responsible for reviewing their loan portfolios and report any adverse material change to the COO or Loan Committee. When circumstances warrant a change in the credit quality grade, loan officers are required to notify the COO and the Credit Department of the change in the loan grade. Downgrades are accepted immediately by the COO however, lenders must present their factual information to either the Loan Committee or the COO when recommending an upgrade.
- The COO meets weekly with loan officers to discuss the status of past-due loans and classified loans. These meetings are also designed to give the loan officers an opportunity to identify an existing loan that should be downgraded to a classified grade.
- Monthly, senior management meets with the Watch Committee, which reviews all of the past due, classified, and impaired loans and the relative trends of these assets. This committee also reviews the actions taken by management regarding foreclosure mitigation, loan extensions, troubled debt restructures, and collateral repossessions. The information reviewed in this meeting acts as a precursor for developing management's analysis of the adequacy of the Allowance for Loan and Lease Losses.

For real estate and consumer loans, Horizon uses a grading system based on delinquency. Loans that are 90 days or more past due, on non-accrual, or are classified as a TDR are graded "Substandard." After being 90 days delinquent a loan is charged off unless it is well secured and in the process of collection. If the latter case exists, the loan is placed on non-accrual. Occasionally a mortgage loan may be graded as "Special Mention." When this situation arises, it is because the characteristics of the loan and the borrower fit the definition of a Risk Grade 5 described below, which is normally used for grading commercial loans. Loans not graded Substandard are considered Pass.

Horizon Bank employs an eight-grade rating system to determine the credit quality of commercial loans. The first four grades represent acceptable quality, and the last four grades mirror the criticized and classified grades used by the bank regulatory agencies (special mention, substandard, doubtful, and loss). The loan grade definitions are detailed below.

Risk Grade 1: Excellent (Pass)

Loans secured by liquid collateral, such as certificates of deposit, reputable bank letters of credit, or other cash equivalents; loans that are guaranteed or otherwise backed by the full faith and credit of the United States government or an agency thereof, such as the Small Business Administration; or loans to any publicly held company with a current long-term debt rating of A or better.

Risk Grade 2: Good (Pass)

Loans to businesses that have strong financial statements containing an unqualified opinion from a CPA firm and at least three consecutive years of profits; loans supported by unaudited financial statements containing strong balance sheets, five consecutive years of profits, a five-year satisfactory relationship with the Bank, and key balance sheet and income statement trends that are either stable or positive; loans secured by publicly traded marketable securities where there is no impediment to liquidation; loans to individuals backed by liquid personal assets and unblemished credit history; or loans to publicly held companies with current long-term debt ratings of Baa or better.

Risk Grade 3: Satisfactory (Pass)

Loans supported by financial statements (audited or unaudited) that indicate average or slightly below average risk and having some deficiency or vulnerability to changing economic conditions; loans with some weakness but offsetting features of other support are readily available; loans that are meeting the terms of repayment, but which may be susceptible to deterioration if adverse factors are encountered.

Loans may be graded Satisfactory when there is no recent information on which to base a current risk evaluation and the following conditions apply:

- At inception, the loan was properly underwritten, did not possess an unwarranted level of credit risk, and the loan met the above criteria for a risk grade of Excellent, Good, or Satisfactory;
- At inception, the loan was secured with collateral possessing a loan value adequate to protect the Bank from loss.
- The loan has exhibited two or more years of satisfactory repayment with a reasonable reduction of the principal balance.
- During the period that the loan has been outstanding, there has been no evidence of any credit weakness. Some examples of weakness include slow payment, lack of cooperation by the borrower, breach of loan covenants, or the borrower is in an industry known to be experiencing problems. If any of these credit weaknesses is observed, a lower risk grade may be warranted.

Risk Grade 4: Satisfactory/Monitored (Pass)

Loans in this category are considered to be of acceptable credit quality, but contain greater credit risk than Satisfactory loans due to weak balance sheets, marginal earnings or cash flow, lack of financial information, weakening markets, insufficient or questionable collateral coverage or other uncertainties. These loans warrant a higher than average level of monitoring to ensure that weaknesses do not advance. The level of risk in a Satisfactory/Monitored loan is within acceptable underwriting guidelines so long as the loan is given the proper level of management supervision. Loans that normally fall into this grade include construction of commercial real estate buildings, land development and subdivisions, and rental properties that have not attained stabilization.

Risk Grade 5: Special Mention

Loans which possess some credit deficiency or potential weakness which deserves close attention. Such loans pose an unwarranted financial risk that, if not corrected, could weaken the loan by adversely impacting the future repayment ability of the borrower. The key distinctions of a Special Mention classification are that (1) it is indicative of an unwarranted level of risk and (2) weaknesses are considered "potential," not "defined," impairments to the primary source of repayment. These loans may be to borrowers with adverse trends in financial performance, collateral value and/or marketability, or balance sheet strength.

Risk Grade 6: Substandard

One or more of the following characteristics may be exhibited in loans classified Substandard:

- Loans which possess a defined credit weakness. The likelihood that a loan will be paid from the primary source of repayment is uncertain. Financial deterioration is under way and very close attention is warranted to ensure that the loan is collected without loss.
- Loans are inadequately protected by the current net worth and paying capacity of the obligor.
- The primary source of repayment is gone, and the Bank is forced to rely on a secondary source of repayment, such as collateral liquidation or guarantees.
- Loans have a distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.
- Unusual courses of action are needed to maintain a high probability of repayment.
- The borrower is not generating enough cash flow to repay loan principal; however, it continues to make interest payments.
- The lender is forced into a subordinated or unsecured position due to flaws in documentation.
- Loans have been restructured so that payment schedules, terms, and collateral represent concessions to the borrower when compared to the normal loan terms.
- The lender is seriously contemplating foreclosure or legal action due to the apparent deterioration in the loan.
- There is a significant deterioration in market conditions to which the borrower is highly vulnerable.

(Table dollars in thousands except for per share data)

Risk Grade 7: Doubtful

One or more of the following characteristics may be present in loans classified Doubtful:

- Loans have all of the weaknesses of those classified as Substandard. However, based on existing conditions, these weaknesses make full collection of principal highly improbable.
- The primary source of repayment is gone, and there is considerable doubt as to the quality of the secondary source of repayment.
- The possibility of loss is high but because of certain important pending factors which may strengthen the loan, loss classification is deferred until the exact status of repayment is known.

Risk Grade 8: Loss

Loans are considered uncollectible and of such little value that continuing to carry them as assets is not feasible. Loans will be classified Loss when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

The following table presents loans by credit grades.

December 31, 2012	Pass	Special Mention	Substandard	Doubtful	Total
Commercial					
Owner occupied real estate	$ 137,664	$ 6,407	$ 17,029	$ 1,594	$ 162,694
Non owner occupied real estate	171,319	19,440	10,717	287	201,763
Residential development	405	-	651	-	1,056
Development & Spec Land Loans	3,171	178	3,614	-	6,963
Commercial and industrial	78,810	3,136	5,136	-	87,082
Total commercial	391,369	29,161	37,147	1,881	459,558
Real estate					
Residential mortgage	172,586	-	8,864	-	181,450
Residential construction	7,390	-	291	-	7,681
Mortgage warehouse	251,448	-	-	-	251,448
Total real estate	431,424	-	9,155	-	440,579
Consumer					
Direct Installment	27,667	-	164	-	27,831
Direct Installment Purchased	429	-	-	-	429
Indirect Installment	132,589	-	892	-	133,481
Home Equity	123,713	-	2,875	-	126,588
Total Consumer	284,398	-	3,931	-	288,329
Total	$ 1,107,191	$ 29,161	$ 50,233	$ 1,881	$ 1,188,466
Percentage of total loans	93.16%	2.45%	4.23%	0.16%	

December 31, 2011	Pass	Special Mention	Substandard	Doubtful	Total
Commercial					
Owner occupied real estate	$ 107,155	$ 4,101	$ 20,637	$ -	$ 131,893
Non owner occupied real estate	118,446	11,423	12,400	-	142,269
Residential development	1,677	529	1,368	-	3,574
Development & Spec Land Loans	3,778	860	4,101	-	8,739
Commercial and industrial	55,964	3,012	6,798	-	65,774
Total commercial	287,020	19,925	45,304	-	352,249
Real estate					
Residential mortgage	142,834	-	8,059	-	150,893
Residential construction	5,744	-	437	-	6,181
Mortgage warehouse	208,299	-	-	-	208,299
Total real estate	356,877	-	8,496	-	365,373
Consumer					
Direct Installment	23,995	-	257	-	24,252
Direct Installment Purchased	977	-	4	-	981
Indirect Installment	126,796	-	955	-	127,751
Home Equity	111,088	-	2,473	-	113,561
Total Consumer	262,856	-	3,689	-	266,545
Total	$ 906,753	$ 19,925	$ 57,489	$ -	$ 984,167
Percentage of total loans	92.13%	2.02%	5.84%	0.00%	

(Table dollars in thousands except for per share data)

Note 8 – Premises and Equipment

	December 31 2012	December 31 2011
Land	$ 12,132	$ 10,682
Buildings and improvements	41,109	34,603
Furniture and equipment	11,971	10,361
Total cost	65,212	55,646
Accumulated depreciation	(23,028)	(20,981)
Net premise and equipment	$ 42,184	$ 34,665

Note 9 – Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled approximately $772.1 million and $599.1 million at December 31, 2012 and 2011.

The aggregate fair value of capitalized mortgage servicing rights was approximately $6.6 million, $5.4 million, and $3.7 million at December 31, 2012, 2011 and 2010, compared to the carrying values of $5.1 million, $4.2 million and $3.4 million, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	December 31 2012	December 31 2011	December 31 2010
Mortgage servicing rights			
Balances, January 1	$ 5,049	$ 4,175	$ 3,010
Servicing rights capitalized	2,439	1,866	2,000
Amortization of servicing rights	(1,319)	(992)	(835)
Balances, December 31	6,169	5,049	4,175
Impairment allowance			
Balances, January 1	(856)	(803)	(139)
Additions	(762)	(792)	(776)
Reductions	594	739	112
Balances, December 31	(1,024)	(856)	(803)
Mortgage servicing rights, net	$ 5,145	$ 4,193	$ 3,372

During 2012, 2011 and 2010, the Bank recorded additional impairment of approximately $168,000, $53,000 and $664,000.

Note 10 – Intangible Assets

As a result of the acquisition of Alliance Bank Corporation in 2005, American Trust & Savings Bank in 2010 and Heartland in 2012, the Company has recorded certain amortizable intangible assets related to core deposit intangibles. The Core deposit intangible is being amortized over ten years using an accelerated method. Amortizable intangible assets are summarized as follows:

(Table dollars in thousands except for per share data)

	December 31, 2012		December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets				
Core deposit intangible	$ 6,969	$ (2,921)	$ 4,637	$ (2,345)

Amortization expense for intangible assets totaled $576,000, $449,000, and $390,000 for the years ended December 31, 2012, 2011 and 2010. Estimated amortization for the years ending December 31 is as follows:

2013	$ 759
2014	749
2015	602
2016	502
2017	502
Thereafter	934
	$ 4,048

Note 11 – Deposits

	December 31 2012	December 31 2011
Noninterest-bearing demand deposits	$ 209,200	$ 130,673
Interest-bearing demand deposits	530,250	368,914
Money market (variable rate)	114,907	81,692
Savings deposits	124,665	87,477
Certificates of deposit of $100,000 or more	153,686	203,535
Other certificates and time deposits	161,445	137,574
Total deposits	$ 1,294,153	$ 1,009,865

Certificates and other time deposits for both retail and brokered maturing in years ending December 31 are as follows:

	Retail	Brokered	Total
2013	$ 123,250	$ 17,628	$ 140,878
2014	41,129	10,704	51,833
2015	20,958	10,913	31,871
2016	22,067	7,302	29,369
2017	27,145	2,677	29,822
Thereafter	31,358	-	31,358
	$ 265,907	$ 49,224	$ 315,131

(Table dollars in thousands except for per share data)

Note 12 – Borrowings

	December 31 2012	December 31 2011
Federal Home Loan Bank advances, variable and fixed rates ranging from 0.50% to 7.53%, due at various dates through November 15, 2024	$ 114,617	$ 174,263
Securities sold under agreements to repurchase	138,447	138,848
Federal funds purchased	92,700	57,000
Total borrowings	$ 345,764	$ 370,111

The Federal Home Loan Bank advances are secured by first and second mortgage loans and mortgage warehouse loans totaling approximately $449.7 million. Advances are subject to restrictions or penalties in the event of prepayment. FHLB advances at December 31, 2012 include a $20.0 million advance that matured and was called on December 31, resulting in an overdrawn cash account at the FHLB. A new advance was requested but was not funded until January 2, 2013.

Securities sold under agreements to repurchase consist of obligations of the Bank to other parties. The obligations are secured by U.S. agency and mortgage-backed securities and such collateral is held in safekeeping by third parties. The maximum amount of outstanding agreements at any month end during 2012 and 2011 totaled $138.4 million and $138.8 million and the daily average of such agreements totaled $135.2 million and $135.3 million. The agreements at December 31, 2012, mature at various dates through September 13, 2020.

At December 31, 2012, the Bank has available approximately $349.6 million in credit lines with various money center banks, including the FHLB.

Contractual maturities in years ending December 31:

2013	$ 186,767
2014	251
2015	20,783
2016	21,956
2017	56,634
Thereafter	59,373
	$ 345,764

Note 13 – Subordinated Debentures

In October of 2004, Horizon formed Horizon Statutory Trust II (Trust II), a wholly owned statutory business trust. Trust II sold $10.3 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust II and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90 day LIBOR plus 1.95% (2.26% at December 31, 2012) and mature on October 21, 2034, and securities may be called at any quarterly interest payment date at par. Costs associated with the issuance of the securities totaling $17,500 were capitalized and were amortized to the October 31, 2009, first call date of the securities.

In December of 2006, Horizon formed Horizon Bancorp Capital Trust III (Trust III), a wholly owned statutory business trust. Trust III sold $12.4 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust III and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities

(Table dollars in thousands except for per share data)

pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90 day LIBOR plus 1.65% (1.95% at December 31, 2012) and mature on January 30, 2037, and securities may be called at any quarterly interest payment date at par. Costs associated with the issuance of the securities totaling $12,647 were capitalized and are being amortized to the first call date of the securities. The proceeds of this issue were used to redeem the securities issued by Trust I on March 26, 2007.

The Company assumed additional debentures as the result of the acquisition of Alliance Bank Corporation in 2005. In June 2004, Alliance formed Alliance Financial Statutory Trust I a wholly owned business trust (Alliance Trust) to sell $5.2 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Alliance. The junior subordinated debentures are the sole assets of Alliance Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 2.65% (2.96% at December 31, 2012) and mature in June 2034, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the American Trust & Savings Bank purchase and assumption in 2010. In March 2004, Am Tru Inc., the holding company for American Trust & Savings Bank, formed Am Tru Statutory Trust I a wholly owned business trust (Am Tru Trust) to sell $3.5 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Am Tru Inc. The junior subordinated debentures are the sole assets of Am Tru Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 2.85% (3.16% at December 31, 2012) and mature in March 2034, and securities may be called at any quarterly interest payment date at par. The carrying value was $2.8 million, net of the remaining purchase discount, at December 31, 2012.

The Company assumed additional debentures as the result of the Heartland merger in July 2012. In December 2006, Heartland. formed Heartland (IN) Statutory Trust II a wholly owned business trust (Heartland Trust) to sell $3.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Heartland. The junior subordinated debentures are the sole assets of Heartland Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 1.67% (1.98% at December 31, 2012) and mature in December 2036, and securities may be called at any quarterly interest payment date at par. The carrying value was $1.5 million, net of the remaining purchase discount, at December 31, 2012.

The Trust Preferred Capital Securities, subject to certain limitations, are included in Tier 1 Capital for regulatory purposes. Dividends on the Trust Preferred Capital Securities are recorded as interest expense.

Note 14 – Employee Stock Ownership Plan

Effective January 1, 2007, Horizon converted its stock bonus plan to an employee stock ownership plan ("ESOP"). Prior to that date, Horizon maintained an employee stock bonus plan that covered substantially all employees. The stock bonus plan was noncontributory, and Horizon made matching contributions of amounts contributed by the employees to the Employee Thrift Plan and discretionary contributions. Prior to the establishment of the employee stock bonus plan, Horizon maintained an ESOP that was terminated in 1999. The prior ESOP accounts of active employees and the discretionary accounts of active employees will remain in the new ESOP. The Matching contribution accounts under the Stock Bonus Plan will be transferred to the Horizon Bancorp Employees' Thrift Plan.

The ESOP exists for the benefit of substantially all employees. Contributions to the ESOP are by Horizon and are determined by the Board of Directors at their discretion. The contributions may be made in the form of cash or common stock. Shares are allocated among participants each December 31 on the basis of each participant's eligible compensation

(Table dollars in thousands except for per share data)

to total eligible compensation. Eligible compensation is limited to $250,000 for each participant. Dividends on shares held by the plan, at the discretion of each participant, may be distributed to an individual participant or left in the plan to purchase additional shares.

Total cash contributions and expense recorded for the ESOP was $475,000 in 2012 and $400,000 in 2011 and 2010.

The ESOP, which is not leveraged, owns a total of 849,936 shares of Horizon's stock or 9.9% of the outstanding shares.

Note 15 – Employee Thrift Plan

The Employee Thrift Plan ("Plan") provides that all employees of Horizon with the requisite hours of service are eligible for the Plan. The Plan permits voluntary employee contributions and Horizon may make discretionary matching and profit sharing contributions. Each eligible employee is vested according to a schedule based upon years of service. Employee voluntary contributions are vested at all times. The Bank's expense related to the thrift plan totaled approximately $566,000 in 2012, $518,000 in 2011, and $459,000 in 2010.

The Thrift Plan owns a total of 301,127 shares of Horizon's stock or 3.5% of the outstanding shares.

Note 16 – Income Tax

	December 31 2012	December 31 2011	December 31 2010
Income tax expense			
Currently payable			
Federal	$ 5,582	$ 4,034	$ 3,018
State	120	44	37
Deferred	2,744	108	(113)
Total income tax expense	$ 8,446	$ 4,186	$ 2,942
Reconciliation of federal statutory to actual tax expense			
Federal statutory income tax at 34%	$ 9,800	$ 5,774	$ 4,555
Tax exempt interest	(1,419)	(1,416)	(1,453)
Tax exempt income	(359)	(457)	(273)
Nondeductible and other	(177)	216	81
Effect of state income taxes	601	69	32
Actual tax expense	$ 8,446	$ 4,186	$ 2,942

	December 31 2012	December 31 2011
Assets		
Allowance for loan losses	$ 6,442	$ 7,079
Net operating loss	1,452	-
Intangible assets	2,151	-
Director and employee benefits	1,357	1,150
Other	581	534
Total assets	11,983	8,763
Liabilities		
Depreciation	(1,418)	(1,545)
Difference in expense recognition	(519)	(66)
State tax	(374)	-
Federal Home Loan Bank stock dividends	(296)	(272)
Difference in basis of intangible assets	-	(1,843)
FHLB Penalty	(748)	(965)
Unrealized gain on securities available for sale	(4,901)	(4,222)
Other	(580)	(335)
Total liabilities	(8,836)	(9,248)
Net deferred tax asset (liability)	$ 3,147	$ (485)

(Table dollars in thousands except for per share data)

As of December 31, 2012, the Company had approximately $7.0 million of state tax loss carryforward available to offset future franchise taxable income. Also, at December 31, 2012, the Company had approximately $4.1 million of federal loss carryforward available to offset future federal income tax. The state loss carryforward begins to expire in 2014. The federal loss carryforward expires in 2026. Due to these losses being incurred by Heartland prior to the acquisition by Horizon, the annual losses which can be used are subject to an annual limitation. Management believes that the Company will be able to utilize the benefits recorded for both state and federal loss carryforwards within the allotted time periods.

The Company files income tax returns in the U.S. federal jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.

Note 17 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) included in capital are as follows:

	December 31 2012	December 31 2011
Unrealized gain on securities available for sale	$ 19,495	$ 16,978
Unrealized gain (loss) on derivative instruments	(5,493)	(4,914)
Tax effect	(4,901)	(4,222)
Total accumulated other comprehensive income	$ 9,101	$ 7,842

Note 18 – Commitments, Off-Balance Sheet Risk and Contingencies

Because of the nature of its activities, Horizon is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

The Bank was required to have approximately $5.9 million of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing balance requirements at December 31, 2012. These balances are included in cash and cash equivalents and do not earn interest.

The Bank is a party to financial instruments with off-balance sheet risk in the ordinary course of business to meet financing needs of its customers. These financial instruments include commitments to make loans and standby letters of credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

At December 31, 2012 and 2011, commitments to make loans amounted to approximately $328.9 million and $299.0 million and commitments under outstanding standby letters of credit amounted to approximately $1.6 million and $1.1 million. Since many commitments to make loans and standby letters of credit expire without being used, the amount does not necessarily represent future cash advances. No losses are anticipated as a result of these transactions. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation.

Note 19 – Regulatory Capital

Horizon and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier I capital and Tier I leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about

(Table dollars in thousands except for per share data)

the risk inherent in the entity's activities that are not part of the calculated ratios. Furthermore, the regulators for the Company and the Bank could require adjustments to regulator capital not reflected in these financial statements.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2012 and 2011, Horizon and the Bank are categorized as well capitalized and met all subject capital adequacy requirements.

	Actual		For Capital[1] Adequacy Purposes		For Well[1] Capitalized Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012						
Total capital[1] (to risk-weighted assets)						
Consolidated	$ 178,638	13.72%	$ 104,162	8.00%	N/A	N/A
Bank	161,557	12.42%	104,062	8.00%	$ 130,078	10.00%
Tier 1 capital[1] (to risk-weighted assets)						
Consolidated	162,354	12.47%	52,078	4.00%	N/A	N/A
Bank	145,273	11.17%	52,023	4.00%	78,034	6.00%
Tier 1 capital[1] (to average assets)						
Consolidated	162,354	9.17%	70,820	4.00%	N/A	N/A
Bank	145,273	8.22%	70,692	4.00%	88,366	5.00%
As of December 31, 2011						
Total capital[1] (to risk-weighted assets)						
Consolidated	$ 151,396	14.20%	$ 85,294	8.00%	N/A	N/A
Bank	139,862	13.12%	85,282	8.00%	$ 106,602	10.00%
Tier 1 capital[1] (to risk-weighted assets)						
Consolidated	138,001	12.94%	42,659	4.00%	N/A	N/A
Bank	126,467	11.86%	42,653	4.00%	63,980	6.00%
Tier 1 capital[1] (to average assets)						
Consolidated	138,001	9.27%	59,547	4.00%	N/A	N/A
Bank	126,467	8.50%	59,514	4.00%	74,392	5.00%

[1] As defined by regulatory agencies

Note 20 – Share-Based Compensation

Under Horizon's 1997 Stock Option and Stock Appreciation Right Plan (1997 Plan), Horizon may grant certain officers and employees stock option awards or stock appreciation rights which vest and become fully exercisable at the end of five years of continued employment. SARs entitle eligible employees to receive cash, stock or a combination of cash and stock totaling the excess, on the date of exercise, of the fair market value of the shares of common stock covered by the option over the option exercise price. The underlying stock options are deemed to have been cancelled upon exercise of the SARs.

There were no options outstanding, granted, exercised or exercisable in the plan at December 31, 2012. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010, was $0, $32,000 and $210,000.

On January 21, 2003, the Board of Directors adopted the Horizon Bancorp 2003 Omnibus Equity Incentive Plan (2003 Plan), which was approved by stockholders on May 8, 2003. Under the 2003 Plan, Horizon may issue up to 337,500 common shares, plus the number of shares that are tendered to or withheld by Horizon in connection with the exercise of options plus that number of shares that are purchased by Horizon with the cash proceeds received upon option exercises. The 2003 Plan limits the number of shares available to 337,500 for incentive stock options and to 168,750 for the grant of

(Table dollars in thousands except for per share data)

non-option awards. The shares available for issuance under the 2003 Plan may be divided among the various types of awards and among the participants as the Compensation Committee (Committee) determines. The Committee is authorized to grant any type of award to a participant that is consistent with the provisions of the 2003 Plan. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance units, performance shares or any combination of these awards. The Committee determines the provisions, terms and conditions of each award. The restricted shares vest over a period of time established by the committee at the time of each grant. Holders of restricted shares receive dividends and may vote the shares. The restricted shares are recorded at fair market value (on the date granted) as a separate component of stockholders' equity. The cost of these shares is being amortized against earnings using the straight-line method over the vesting period. The options shares granted under the 2003 plan vest at a rate of 20% per year. The restricted shares granted under the 2003 Plan vest at the end of each grant's vesting period. On March 8, 2010, the Board of Directors adopted, and was approved by stockholders on May 6, 2010, an amendment to the 2003 Omnibus Equity Incentive Plan making an additional 393,750 common shares available for issuance.

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

December 31	**2012**	**2011**	**2010**
Dividend yields	2.56%	2.77%	2.99%
Volatility factors of expected market price of common stock	29.47%	29.89%	30.97%
Risk-free interest rates	1.84%	1.91%	2.86%
Expected life of options	8 years	8 years	8 years

A summary of option activity under the 2003 Plan as of December 31, 2012, and changes during the year then ended, is presented below:

	Shares	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding, beginning of year	101,250	$ 10.73		
Granted	21,698	12.94		
Exercised	(18,000)	11.04		
Forfeited	-	-		
Outstanding, end of year	104,948	11.14	6.34	$ 893,159
Exercisable, end of year	54,450	10.99	4.50	471,333

The weighted average grant-date fair value of options granted during the year 2012, 2011 and 2010 was $3.25, $2.82 and $2.63.

A summary of the status of Horizon's non-vested, restricted shares as of December 31, 2012 is presented below:

(Table dollars in thousands except for per share data)

	Shares	Weighted Average Grant Date Fair Value
Non-vested beginning of year	29,250	$ 12.88
Vested	-	-
Granted	46,753	13.70
Forfeited	-	-
Non-vested, end of year	76,003	13.38

Grants vest at the end of four or five years of continuous employment.

Total compensation cost recognized in the income statement for option-based payment arrangements during 2012 was $33,000 and the related tax benefit recognized was approximately $13,000. Total compensation cost recognized in the income statement for option-based payment arrangements during 2011 and 2010 was $35,000 and $30,000 and the related tax benefit recognized was $14,000 and $12,000, respectively.

Total compensation cost recognized in the income statement for restricted share based payment arrangements during 2012, 2011 and 2010 was $187,000, $100,000, and $68,000. The recognized tax benefit related thereto was approximately $75,000, $40,000, and $27,000 for the years ended December 31, 2012, 2011 and 2010.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2012, 2011 and 2010 was $199,000, $56,000, and $120,000. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $27,000, $8,000, and $77,000, for the years ended December 31, 2012, 2011 and 2010.

As of December 31, 2012, there was $759,000 of total unrecognized compensation cost related to all non-vested share-based compensation arrangements granted under all of the plans. That cost is expected to be recognized over a weighted-average period of 2.9 years.

Note 21 – Derivative Financial Instruments

Cash Flow Hedges

As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flow due to interest rate fluctuations, the Company entered into interest rate swap agreements for a portion of its floating rate debt. The agreements provide for the Company to receive interest from the counterparty at three month LIBOR and to pay interest to the counterparty at a weighted average fixed rate of 6.14% on a notional amount of $30.5 million at December 31, 2012 and $30.5 million at December 31, 2011. Under the agreements, the Company pays or receives the net interest amount monthly, with the monthly settlements included in interest expense.

Management has designated the interest rate swap agreement as a cash flow hedging instrument. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. At December 31, 2012 the Company's cash flow hedge was effective and is not expected to have a significant impact on the Company's net income over the next 12 months.

Fair Value Hedges

Fair value hedges are intended to reduce the interest rate risk associated with the underlying hedged item. The Company enters into fixed rate loan agreements as part of its lending policy. To mitigate the risk of changes in fair value based on

(Table dollars in thousands except for per share data)

fluctuations in interest rates, the Company has entered into interest rate swap agreements on individual loans, converting the fixed rate loans to a variable rate. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings. At December 31, 2012 the Company's fair value hedges were effective and are not expected to have a significant impact on the Company's net income over the next 12 months.

The change in fair value of both the hedge instruments and the underlying loan agreements are recorded as gains or losses in interest income. The fair value hedges are considered to be highly effective and any hedge ineffectiveness was deemed not material. The notional amounts of the loan agreements being hedged were $81.0 million at December 31, 2012 and $52.2 million at December 31, 2011.

Other Derivative Instruments
The Company enters into non-hedging derivatives in the form of mortgage loan forward sale commitments with investors and commitments to originate mortgage loans as part of its mortgage banking business. At December 31, 2012 the Company's fair value of these derivatives were recorded and over the next 12 months are not expected to have a significant impact on the Company's net income.

The change in fair value of both the forward sale commitments and commitments to originate mortgage loans were recorded and the net gains or losses included in the Company's gain on sale of loans.

The following tables summarize the fair value of derivative financial instruments utilized by Horizon Bancorp:

	Asset Derivative December 31, 2012		Liability Derivatives December 31, 2012	
Derivatives designated as hedging instruments (Unaudited)	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Interest rate contracts	Loans	$ 279	Other liabilities	$ 2,214
Interest rate contracts	Other Assets	1,935	Other liabilities	5,493
Total derivatives designated as hedging instruments		2,214		7,707
Derivatives not designated as hedging instruments				
Mortgage loan contracts	Other assets	858	Other liabilities	-
Total derivatives not designated as hedging instruments		858		-
Total derivatives		$ 3,072		$ 7,707

	Asset Derivative December 31, 2011		Liability Derivatives December 31, 2011	
Derivatives designated as hedging instruments (Unaudited)	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Interest rate contracts	Loans	$ 754	Other liabilities	$ 2,187
Interest rate contracts	Other Assets	1,433	Other liabilities	4,914
Total derivatives designated as hedging instruments		2,187		7,101
Derivatives not designated as hedging instruments				
Mortgage loan contracts	Other assets	662	Other liabilities	-
Total derivatives not designated as hedging instruments		662		-
Total derivatives		$ 2,849		$ 7,101

(Table dollars in thousands except for per share data)

The effect of the derivative instruments on the consolidated statement of income for the twelve month periods ended is as follows:

Derivative in cash flow hedging relationship	Amount of Loss Recognized in Other Comprehensive Income on Derivative (Effective Portion) Years Ended December 31 2012	2011	2010
Interest rate contracts	$ (377)	$ (2,299)	$ (1,172)

FASB Accounting Standards Codification ("ASC") Topic 820-10-20 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820-10-55 establishes a fair value hierarchy that emphasizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

Derivative in fair value hedging relationship	Location of gain (loss) recognized on derivative	Amount of Gain (Loss) Recognized on Derivative Years Ended December 31 2012	2011	2010
Interest rate contracts	Interest income - loans	$ 28	$ 147	$ 898
Interest rate contracts	Interest income - loans	(28)	(147)	(898)
Total		$ -	$ -	$ -

Derivative not designated as hedging relationship	Location of gain (loss) recognized on derivative	Amount of Gain (Loss) Recognized on Derivative Years Ended December 31 2012	2011	2010
Mortgage contracts	Other income - gain on sale of loans	$ 196	$ 255	$ (538)

Note 22 – Disclosures about fair value of assets and liabilities

The Fair Value Measurements topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. There are three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying condensed consolidated financial statements, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the period ended December 31, 2012. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Available for sale securities
When quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices

(Table dollars in thousands except for per share data)

of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Treasury and federal agency securities, state and municipal securities, federal agency mortgage obligations and mortgage-backed pools, private-label mortgage-backed pools and corporate notes. Level 2 securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs. Observable inputs include dealer quotes, market spreads, cash flow analysis, the U.S. Treasury yield curve, trade execution data, market consensus prepayment spreads and available credit information and the bond's terms and conditions. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of securities with similar characteristics and, because many fixed-income securities do not trade on a daily basis, apply available information through processes such as benchmark curves, benchmarking of like securities, sector grouping, and matrix pricing. In addition, model processes, such as an option adjusted spread model is used to develop prepayment and interest rate scenarios for securities with prepayment features.

Hedged loans

Certain fixed rate loans have been converted to variable rate loans by entering into interest rate swap agreements. The fair value of those fixed rate loans is based on discounting the estimated cash flows using interest rates determined by the respective interest rate swap agreement. Loans are classified within Level 2 of the valuation hierarchy based on the unobservable inputs used.

Interest rate swap agreements

The fair value of the Company's interest rate swap agreements is estimated by a third party using inputs that are primarily unobservable including a yield curve, adjusted for liquidity and credit risk, contracted terms and discounted cash flow analysis, therefore, are classified within Level 2 of the valuation hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying financial statements measured at fair value on a recurring basis and the level within the FASB ASC fair value hierarchy in which the fair value measurements fall at the following:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Available-for-sale securities				
U.S. Treasury and federal agencies	$ 51,779	$ -	$ 51,779	$ -
State and municipal	172,905	-	172,905	-
Federal agency collateralized mortgage obligations	96,831	-	96,831	-
Federal agency mortgage-backed pools	159,204	-	159,204	-
Private labeled mortgage-backed pools	2,031	-	2,031	-
Corporate notes	51	-	51	-
Total available-for-sale securities	482,801	-	482,801	-
Hedged loans	81,018	-	81,018	-
Forward sale commitments	858	-	858	-
Interest rate swap agreements	(7,707)	-	(7,707)	-
Commitments to originate loans	-	-	-	-
December 31, 2011				
Available-for-sale securities				
U.S. Treasury and federal agencies	$ 13,022	$ -	$ 13,022	$ -
State and municipal	143,890	-	143,890	-
Federal agency collateralized mortgage obligations	91,122	-	91,122	-
Federal agency mortgage-backed pools	179,351	-	179,351	-
Private labeled mortgage-backed pools	3,636	-	3,636	-
Corporate notes	24	-	24	-
Total available-for-sale securities	431,045	-	431,045	-
Hedged loans	54,362	-	-	54,362
Forward sale commitments	662	-	-	662
Interest rate swap agreements	(7,102)	-	-	(7,102)
Commitments to originate loans	-	-	-	-

(Table dollars in thousands except for per share data)

Transfers between levels

Transfers between Levels 1, 2 and 3 and the reasons for those transfers are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Reason for Transfer
Transfers to level:				
Hedged loans	$ -	$ 59,911	$ -	(a)
Forward sale commitments	-	510	-	(b)
Interest rate swap agreements	-	(6,464)	-	(a)
Commitments to originate loans	-	(71)	-	(b)
Total transfers to level	$ -	$ 53,886	$ -	

(a) - Valuation determined by widely accepted techniques including discounted cash flow analysis on expected cash flows of each derivative and observable market rate inputs such as yield curves and contractual terms on each instrument.

(b) - Valuation determined by quoted prices for similar loans in the secondary market with an expected fallout rate (interest rate locked pipeline loans not expected to close). Fallout rate is not considered a significant input to the fair value in its entirety.

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying condensed consolidated balance sheet using significant unobservable (Level 3) inputs:

	Hedged Loans	Forward Sale Commitments	Interest Rate Swaps	Commitments to Originate Loans
Beginning balance December 31, 2011	$ 54,362	$ 662	$ (7,101)	$ -
Total realized and unrealized gains and losses				
Included in net income	(74)	(152)	74	(71)
Included in other comprehensive income, gross	-	-	563	-
Purchases, issuances, and settlements	6,114	-	-	-
Principal payments	(491)	-	-	-
Transfers out to Level 2	(59,911)	(510)	6,464	71
Ending balance December 31, 2012	$ -	$ -	$ -	$ -

	Hedged Loans	Forward Sale Commitments	Interest Rate Swaps	Commitments to Originate Loans
Beginning balance December 31, 2010	$ 50,088	$ 407	$ (3,415)	$ -
Total realized and unrealized gains and losses				
Included in net income	147	255	(147)	-
Included in other comprehensive income, gross	-	-	(3,539)	-
Purchases, issuances, and settlements	9,091	-	-	-
Principal payments	(4,964)	-	-	-
Ending balance December 31, 2011	$ 54,362	$ 662	$ (7,101)	$ -

(Table dollars in thousands except for per share data)

Realized gains and losses included in net income for the periods are reported in the condensed consolidated statements of income as follows:

	Years Ended December 31		
	2012	2011	2010
Non Interest Income			
Total gains and losses from:			
Hedged loans	$ 28	$ 147	$ 898
Fair value interest rate swap agreements	(28)	(147)	(898)
Derivative loan commitments	196	255	(538)
	$ 196	$ 255	$ (538)

Certain other assets are measured at fair value on a nonrecurring basis in the ordinary course of business and are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Impaired loans	$ 8,652	$ -	$ -	$ 8,652
Mortgage servicing rights	5,145	-	-	5,145
December 31, 2011				
Impaired loans	$ 5,822	$ -	$ -	$ 5,822
Mortgage servicing rights	4,193	-	-	4,193

Impaired (collateral dependent): Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

Mortgage Servicing Rights (MSRs): MSRs do not trade in an active market with readily observable prices. Accordingly, the fair value of these assets is classified as Level 3. The Company determines the fair value of MSRs using an income approach model based upon the Company's month-end interest rate curve and prepayment assumptions. The model utilizes assumptions to estimate future net servicing income cash flows, including estimates of time decay, payoffs and changes in valuation inputs and assumptions. The Company reviews the valuation assumptions against this market data for reasonableness and adjusts the assumptions if deemed appropriate. The carrying amount of the MSR's were reduced by $1.0 million in 2012 and $856,000 in 2011 for the fair value.

The following table presents qualitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements, other than goodwill, at December 31, 2012.

(Table dollars in thousands except for per share data)

	Fair Value at December 31, 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Impaired loans	8,652	Collateral based measurement	Discount to reflect current market conditions and ultimate collectability	10% - 15% (12%)
Mortgage servicing rights	5,145	Discounted cashflows	Discount rate, Constant prepayment rate, Probably of default	10% - 15% (12%), 4% - 7% (4.6%), 1% - 10% (4.5%)

Note 23 – Fair Value of Financial Instruments

The estimated fair value amounts of the Company's financial instruments were determined using available market information, current pricing information applicable to Horizon and various valuation methodologies. Where market quotations were not available, considerable management judgment was involved in the determination of estimated fair values. Therefore, the estimated fair value of financial instruments shown below may not be representative of the amounts at which they could be exchanged in a current or future transaction. Due to the inherent uncertainties of expected cash flows of financial instruments, the use of alternate valuation assumptions and methods could have a significant effect on the estimated fair value amounts.

The estimated fair values of financial instruments, as shown below, are not intended to reflect the estimated liquidation or market value of Horizon taken as a whole. The disclosed fair value estimates are limited to Horizon's significant financial instruments at December 31, 2012 and December 31, 2011. These include financial instruments recognized as assets and liabilities on the consolidated balance sheet as well as certain off-balance sheet financial instruments. The estimated fair values shown below do not include any valuation of assets and liabilities, which are not financial instruments as defined by the FASB ASC fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Due from Banks — The carrying amounts approximate fair value.

Held-to-Maturity Securities — For debt securities held to maturity, fair values are based on quoted market prices or dealer quotes. For those securities where a quoted market price is not available, carrying amount is a reasonable estimate of fair value based upon comparison with similar securities.

Loans Held for Sale — The carrying amounts approximate fair value.

Net Loans — The fair value of portfolio loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amounts of loans held for sale approximate fair value.

FHLB and FRB Stock — Fair value of FHLB and FRB stock is based on the price at which it may be resold to the FHLB and FRB.

Interest Receivable/Payable — The carrying amounts approximate fair value.

Deposits — The fair value of demand deposits, savings accounts, interest-bearing checking accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturity.

Borrowings — Rates currently available to Horizon for debt with similar terms and remaining maturities are used to estimate fair values of existing borrowings.

(Table dollars in thousands except for per share data)

Subordinated Debentures — Rates currently available for debentures with similar terms and remaining maturities are used to estimate fair values of existing debentures.

Commitments to Extend Credit and Standby Letter of Credit — The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. Due to the short-term nature of these agreements, carrying amounts approximate fair value.

The following table presents estimated fair values of the Company's financial instruments and the level within the fair value hierarchy in which the fair value measurements fall (unaudited).

	December 31, 2012			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and due from banks	$ 30,735	$ 30,735	$ -	$ -
Loans held for sale	13,744	-	-	13,744
Loans excluding loan level hedges, net	1,089,215	-	-	1,118,255
Stock in FHLB and FRB	13,333	-	13,333	-
Interest receivable	7,716	-	7,716	-
Liabilities				
Non-interest bearing deposits	$ 209,200	$ 209,200	$ -	$ -
Interest-bearing deposits	1,084,953	-	1,092,184	-
Borrowings	345,764	-	352,891	-
Subordinated debentures	32,331	-	32,268	-
Interest payable	560	-	560	-

(Table dollars in thousands except for per share data)

	December 31, 2011			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and due from banks	$ 20,447	$ 20,447	$ -	$ -
Investment securities held to maturity	7,100	-	7,134	-
Loans held for sale	14,090	-	-	14,090
Loans, net	909,949	-	-	925,039
Stock in FHLB and FRB	12,390	-	12,390	-
Interest receivable	6,671	-	6,671	-
Liabilities				
Non-interest bearing deposits	$ 130,673	$ 130,673	$ -	$ -
Interest-bearing deposits	879,192	-	874,160	-
Borrowings	370,111	-	398,789	-
Subordinated debentures	30,676	-	30,083	-
Interest payable	596	-	596	-

Note 24 – Capital Purchase Program and Small Business Lending Fund

On November 10, 2010, Horizon repurchased from the U.S. Department of the Treasury (the "Treasury") 6,250 shares, or 25%, of the 25,000 outstanding shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), that Horizon had issued to the Treasury in December 2008 in connection with Horizon's participation in the Troubled Asset Relief Program Capital Purchase Program. On August 25, 2011, Horizon issued 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), for proceeds of $12.5 million and used those proceeds, together with otherwise available funds, to redeem the remaining 18,750 of the outstanding shares of Series A Preferred Stock held by the Treasury.

Note 25 – Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Horizon Bancorp:

(Table dollars in thousands except for per share data)

Condensed Balance Sheets

	December 31 2012	December 31 2011
Assets		
Total cash and cash equivalents	$ 13,639	$ 8,262
Investment in Bank	180,880	146,125
Other assets	3,497	3,343
Total assets	$ 198,016	$ 157,730
Liabilities		
Subordinated debentures	$ 32,331	$ 30,676
Other liabilities	6,717	5,589
Stockholders' Equity	158,968	121,465
Total liabilities and stockholders' equity	$ 198,016	$ 157,730

Condensed Statements of Income

	Years Ended December 31		
	2012	2011	2010
Operating Income (Expense)			
Dividend income from Bank	$ 16,500	$ 10,000	$ 5,000
Investment income	-	4	6
Other income	-	17	200
Interest expense	(1,950)	(1,821)	(1,688)
Employee benefit expense	(695)	(535)	(498)
Other expense	(200)	(134)	(179)
Income Before Undistributed Income of Subsidiaries	13,655	7,531	2,841
Undistributed Income of Subsidiaries	4,766	4,288	6,759
Income Before Tax	18,421	11,819	9,600
Income Tax Benefit	1,122	978	855
Net Income	19,543	12,797	10,455
Preferred stock dividend and discount accretion	(481)	(1,325)	(1,406)
Net Income Available to Common Shareholders	$ 19,062	$ 11,472	$ 9,049

Condensed Statements of Comprehensive Income

	Years Ended December 31		
	2012	2011	2010
Net Income	$ 19,543	$ 12,797	$ 10,455
Other Comprehensive Income (Loss)			
Change in fair value of derivative instruments, net of taxes	(376)	(2,300)	(1,172)
Unrealized appreciation (depreciation) on available-for-sale securities, net of taxes	1,636	8,949	(1,853)
Less: reclassification adjustment for realized gains included in net income, net of taxes	1	1,155	346
	1,259	5,494	(3,371)
Comprehensive Income	$ 20,802	$ 18,291	$ 7,084

(Table dollars in thousands except for per share data)

Condensed Statements of Cash Flows

	Years Ended December 31		
	2012	2011	2010
Operating Activities			
Net income	$ 19,543	$ 12,797	$ 10,455
Items not requiring (providing) cash			
Equity in undistributed net income of Bank	(4,766)	(4,288)	(6,759)
Change in			
Income taxes receivable	(137)	(236)	33
Dividends receivable from Bank	-	-	2,500
Share based compensation	33	35	30
Amortization of unearned compensation	187	100	68
Issuance of restricted shares	115	60	34
Other assets	(176)	473	(308)
Other liabilities	1,128	129	250
Net cash provided by operating activities	15,927	9,070	6,303
Investing Activities			
Investment in Bank	-	-	(3,500)
Purchases and assumption of ATSB	-	-	3,412
Acquistion of Heartland	(7,248)	-	-
Net cash used in investing activities	(7,248)	-	(88)
Financing Activities			
Redemption of preferred stock	-	(18,750)	(6,250)
Issuance of preferred stock	-	12,500	-
Dividends paid on preferred shares	(481)	(792)	(1,245)
Dividends paid on common shares	(3,047)	(2,325)	(2,240)
Exercise of stock options	226	63	197
Net cash used in financing activities	(3,302)	(9,304)	(9,538)
Net Change in Cash and Cash Equivalents	5,377	(234)	(3,323)
Cash and Cash Equivalents at Beginning of Year	8,262	8,496	11,819
Cash and Cash Equivalents at End of Year	$ 13,639	$ 8,262	$ 8,496

(Table dollars in thousands except for per share data)

Note 26 – Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly consolidated results of operations:

Three Months Ended 2012	March 31	June 30	September 30	December 31
Interest income	$ 16,826	$ 16,523	$ 18,719	$ 20,460
Interest expense	3,628	3,517	3,720	3,457
Net interest income	13,198	13,006	14,999	17,003
Provision for loan losses	559	209	1,041	1,715
Gain (loss) on sale of securities	-	-	2	-
Net income	4,613	4,910	4,850	5,170
Net income available to common shareholders	$ 4,457	$ 4,804	$ 4,787	$ 5,014
Earnings per share:				
Basic	$ 0.60	$ 0.65	$ 0.56	$ 0.58
Diluted	0.59	0.62	0.54	0.56
Average shares outstanding:				
Basic	7,422,860	7,434,537	8,503,475	8,617,466
Diluted	7,598,490	7,728,519	8,838,659	8,964,315

Three Months Ended 2011	March 31	June 30	September 30	December 31
Interest income	$ 15,431	$ 15,712	$ 16,011	$ 17,460
Interest expense	4,364	4,249	4,020	3,868
Net interest income	11,067	11,463	11,991	13,592
Provision for loan losses	1,548	1,332	1,564	838
Gain (loss) on sale of securities	274	365	1,115	23
Net income	2,765	3,093	3,417	3,522
Net income available to common shareholders	$ 2,489	$ 2,816	$ 2,707	$ 3,460
Earnings per share:				
Basic	$ 0.34	$ 0.38	$ 0.37	$ 0.47
Diluted	0.33	0.37	0.36	0.46
Average shares outstanding:				
Basic	7,387,072	7,406,624	7,414,043	7,421,544
Diluted	7,612,144	7,598,180	7,596,570	7,576,052

BKD LLP
CPAs & Advisors

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Horizon Bancorp
Michigan City, Indiana

We have audited the accompanying consolidated balance sheets of Horizon Bancorp as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Bancorp as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Horizon Bancorp's internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

Indianapolis, Indiana
March 12, 2013

BKD LLP
CPAs & Advisors

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Horizon Bancorp
Michigan City, Indiana

We have audited Horizon Bancorp's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Financial Statements. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion Horizon Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Horizon Bancorp and our report dated March 12, 2013, expressed an unqualified opinion thereon.

BKD, LLP

Indianapolis, Indiana
March 12, 2013

Horizon Bancorp

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Management is responsible for the preparation and presentation of the consolidated financial statements and related notes on the preceding pages. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and include amounts that are based on management's best estimates and judgments. Financial information elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

In meeting its responsibility for the accuracy of the consolidated financial statements, management relies on Horizon's system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded to permit the preparation of appropriate financial information. The system of internal controls is supplemented by a program of internal audits to independently evaluate the adequacy and application of financial and operating controls and compliance with Company policies and procedures.

The Audit Committee of the Board of Directors meets periodically with management, the independent accountants and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the consolidated financial statements and internal accounting controls. The independent accountants have full and free access to the Audit Committee and meet with it to discuss auditing and financial reporting matters.

The consolidated financial statements in the Annual Report have been audited by BKD, LLP, independent registered public accounting firm, for 2012, 2011 and 2010. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included consideration of internal accounting controls, tests of accounting records and other audit procedures to the extent necessary to allow them to express their opinion on the fairness of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Horizon Bancorp

Summary of Selected Financial Data

(Dollars in thousands except for per share data)

	2012	2011	2010	2009	2008
Earnings					
Net interest income	$ 58,206	$ 48,113	$ 47,616	$ 44,769	$ 37,350
Provision for loan losses	3,524	5,282	11,554	13,603	7,568
Other income	27,331	20,299	19,906	17,856	13,831
Other expenses	54,024	46,147	42,571	37,812	32,779
Income tax expense	8,446	4,186	2,942	2,070	1,862
Net income	19,543	12,797	10,455	9,140	8,972
Preferred stock dividend	(481)	(1,325)	(1,406)	(1,402)	(45)
Net income available to common shareholders	$ 19,062	$ 11,472	$ 9,049	$ 7,738	$ 8,927
Cash dividend declared	$ 3,047	$ 2,325	$ 2,240	$ 2,229	$ 2,147
Per Share Data					
Basic earnings per share	$ 2.39	$ 1.55	$ 1.23	$ 1.06	$ 1.24
Diluted earnings per share	2.30	1.51	1.21	1.05	1.22
Cash dividends declared per common share	0.38	0.31	0.30	0.30	0.29
Book value per common share	17.00	14.68	12.74	12.30	10.97
Weighted-average shares outstanding					
Basic	7,974,241	7,407,258	7,373,405	7,272,074	7,219,481
Diluted	8,271,177	7,588,394	7,502,846	7,359,127	7,304,290
Period End Totals					
Loans, net of deferred loan fees and unearned income	$ 1,190,717	$ 983,193	$ 882,877	$ 886,317	$ 881,967
Allowance for loan losses	18,270	18,882	19,064	16,015	11,410
Total assets	1,848,227	1,547,162	1,400,919	1,387,020	1,306,857
Total deposits	1,294,153	1,009,865	985,498	951,708	841,169
Total borrowings	378,095	400,787	291,325	311,853	352,220
Ratios					
Loan to deposit	92.01%	97.36%	89.59%	93.13%	104.85%
Loan to total funding	71.20%	69.70%	69.15%	70.14%	73.90%
Return on average assets	1.19%	0.90%	0.75%	0.68%	0.75%
Average stockholders' equity to average total assets	8.63%	8.30%	8.47%	8.21%	6.36%
Return on average stockholders' equity	14.72%	11.20%	9.56%	8.92%	11.81%
Dividend payout ratio (dividends divided by net income)	15.90%	20.09%	24.64%	28.40%	23.72%
Price to book value ratio	115.61%	78.69%	92.76%	58.63%	50.66%
Price to earnings ratio	8.53	7.64	9.81	6.85	4.55

Horizon Bancorp

Horizon's Common Stock and Related Stockholders' Matters

Horizon common stock is traded on the NASDAQ Global Market under the symbol "HBNC." The following table sets forth, for the periods indicated, the high and low prices per share. Also summarized below are the cash dividends declared by quarter for 2012 and 2011.

	2012		
	Common Stock Prices		Dividends Declared
	High	Low	Per Share
First Quarter	$ 12.33	$ 11.53	$ 0.09
Second Quarter	17.73	11.76	0.09
Third Quarter	19.08	17.67	0.10
Fourth Quarter	19.68	16.54	0.10

	2011		
	Common Stock Prices		Dividends Declared
	High	Low	Per Share
First Quarter	$ 12.97	$ 11.64	$ 0.08
Second Quarter	12.41	11.78	0.08
Third Quarter	12.60	11.54	0.08
Fourth Quarter	11.97	10.82	0.08

The approximate number of holders of record of Horizon's outstanding common stock as of December 31, 2012, was 628.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision of and with the participation of its management, including the Chief Executive Officer and Chief Financial Office, Horizon has evaluated the effectiveness of the design and operation of its disclosure controls (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, such officers have concluded that, as of the evaluation date, Horizon's disclosure controls and procedures are effective to ensure that the information required to be disclosed by Horizon in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of Horizon Bancorp is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Horizon's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of Horizon's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management has determined that Horizon's internal control over financial reporting as of December 31, 2012 is effective based on the specified criteria.

Attestation Report of Registered Public Accounting Firm

BKD, LLP, independent registered public accounting firm, has issued an attestation report on management's assessment of Horizon's internal control over financial reporting. This report appears on page 107.

Changes in Internal Control Over Financial Reporting

Horizon's management, including its Chief Executive Officer and Chief Financial Officer, also have concluded that during the fiscal quarter ended December 31, 2012, there were no changes in Horizon's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect Horizon's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

This information is omitted from this report pursuant to General Instruction G. (3) of Form 10-K as Horizon intends to file with the Commission its definitive Proxy Statement for its 2013 Annual Meeting of Shareholders (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2012.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to Horizon's directors required by this item is found in the Proxy Statement under "Proposal I — Election of Directors" and is incorporated into this report by reference. The information relating to the Audit Committee of the Board of Directors required by this item is found in the Proxy Statement under "Corporate Governance — The Audit Committee" and is incorporated into this report by reference.

The information relating to Horizon's executive officers required by this item is included in Part I of this Form 10-K under "Special Item: Executive Officers" and is incorporated into this item by reference.

The information relating to certain filing obligations of directors and executive officers required by this item is found in the Proxy Statement under "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated into this report by reference.

Horizon's "Code of Ethics for Officers and Directors" applies to its directors, chief executive officer and chief financial officer. The code is available on Horizon's website at http://www.accesshorizon.com/ in the section headed "Investor Relations" under the caption "Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

The information on executive and director compensation and compensation committee matters required by this item can be found in the Proxy Statement under "Corporate Governance," "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation of Directors" and is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding grants under all equity compensation plans of Horizon through December 31, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders (1)	67,500	$ 16.10	491,700
Equity compensation plans not approved by security holders	—	—	—
Total	67,500	$ 16.10	491,700

(1) Represents options granted or available under the Horizon Bancorp 2003 Omnibus Equity Incentive Plan.

The other information required by this item can be found in the Proxy Statement under "Common Share Ownership of Certain Beneficial Owners and Management" and is incorporated by reference into this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; AND DIRECTOR INDEPENDENCE

The information required by this item is found in the Proxy Statement under "Corporate Governance" and "Certain Business Relationships and Transactions" and is incorporated by reference into this report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the Proxy Statement section captioned "Accountant Fees and Services."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed As Part of This Annual Report on Form 10-K:

1. Financial Statement
   See the Financial Statements included in Item 8.
2. Financial Statement Schedules
   Financial statement schedules are omitted for the reason that they are not required or are not applicable, or the required information is included in the financial statements.
3. Exhibits
   The exhibits filed as part of this Annual Report on Form 10-K are identified in the Exhibit Index, which Exhibit Index specifically identifies those exhibits that describe or evidence all management contracts and compensation plans or arrangements required to be filed as exhibits to this Report. Such Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Horizon Bancorp
Registrant

Date: March 12, 2013

By: /s/ Craig M. Dwight
Craig M. Dwight
President and Chief Executive Officer (Principal Executive Officer)

Date: March 12, 2013

By : /s/ Mark E. Secor
Mark E. Secor
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date	Signature and Title
March 12, 2013	/s/ Robert C. Dabagia Robert C. Dabagia, Chairman of the Board and Director
March 12, 2013	/s/ Craig M. Dwight Craig M. Dwight, President and Chief Executive Officer and Director
March 12, 2013	/s/ Susan D. Aaron Susan D. Aaron, Director
March 12, 2013	/s/ Lawrence E. Burnell Lawrence E. Burnell, Director
March 12, 2013	/s/ James B. Dworkin James B. Dworkin, Director
March 12, 2013	/s/ Charley E. Gillispie Charley E. Gillispie, Director
March 12, 2013	/s/ Daniel F. Hopp Daniel F. Hopp, Director

Date	Signature and Title
March 12, 2013	/s/ Peter L. Pairitz Peter L. Pairitz, Director
March 12, 2013	/s/ Larry N. Middleton Larry N. Middleton, Director
March 12, 2013	/s/ Robert E. Swinehart Robert E. Swinehart, Director
March 12, 2013	/s/ Spero W. Valavanis Spero W. Valavanis, Director

EXHIBIT INDEX

The following exhibits are included in this Form 10-K or are incorporated by reference as noted in the following table:

Exhibit Number	Description	Incorporated by Reference/Attached
2.1	Purchase and Assumption Agreement, dated December 29, 2009, by and among Horizon Bank, National Association; American Trust & Savings Bank of Whiting, Indiana; and AmTru, Inc.	Incorporated by reference to Exhibit 2.1 to Registrant's Form 10-K for the year ended December 31, 2010
2.2	Agreement and Plan of Merger, dated February 9, 2012, by and between Horizon Bancorp and Heartland Bancshares, Inc.	Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed on February 10, 2012
3.1	Articles of Incorporation of Horizon Bancorp, as amended and restated	Incorporated by reference to Exhibit 3.1 to Registrant's Form 10-Q for the Quarter Ended September 30, 2011
3.2	Amended and Restated Bylaws of Horizon Bancorp	Incorporated by reference to Exhibit 3.1 to Registrant's Form 8-K filed March 23, 2012
4.1	Indenture, dated as of October 21, 2004, between Horizon Bancorp and Wilmington Trust Company related to the issuance of Trust Preferred Securities	Incorporated by reference to Exhibit 4.1 to Registrant's Form 10-K for the year ended December 31, 2010
4.2	Amended and Restated Declaration of Trust of Horizon Bancorp Capital Trust II, dated as of October 21, 2004, related to the issuance of Trust Preferred Securities	Incorporated by reference to Exhibit 4.2 to Registrant's Form 10-K for the year ended December 31, 2010
4.3	Junior Subordinated Indenture, dated as of December 15, 2006, between Horizon Bancorp and Wilmington Trust Company.	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8-K filed December 21, 2006
4.4	Amended and Restated Trust Agreement of Horizon Bancorp Capital Trust III, dated as of December 15, 2006	Incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K (File No. 0-10792) filed December 21, 2006
4.5	Warrant for Purchase of Shares of Common Stock	Incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-3 filed on January 27, 2012
4.6	Certificate of Designation of Senior Non-Cumulative Perpetual Preferred Stock, Series B	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8-K (File No. 0-10792)filed on August 26, 2011
4.7	Certificate for Senior Non-Cumulative Perpetual Preferred Stock, Series B, issued August 25, 2011	Incorporated by reference to Exhibit 4.2 to Registrant's Form 8-K (File No. 0-10792) filed on August 26, 2011
4.8	Form of Indenture for Senior Debt	Incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-3 filed on January 27, 2012
4.9	Form of Indenture for Subordinated Debt	Incorporated by reference to Exhibit 4.10 to the Registrant's Registration Statement on Form S-3 filed on January 27, 2012

Exhibit Number	Description	Incorporated by Reference/Attached
10.1*	Supplemental Employee Retirement Plan, as amended	Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-K (File No. 0-10792)for the year ended December 31, 2008
10.2*	1997 Key Employees Stock Option and Stock Appreciation Rights Plan	Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-K for the year ended December 31, 2008
10.3*	Form of Amendment No. 1 to Horizon Bancorp Stock Option and Stock Appreciation Rights Agreement and Schedule Identifying Material Details of Individual Amendments	Incorporated by reference to Exhibit 10.3 to Registrant's Form 10-K for the year ended December 31, 2008
10.4*	Horizon Bancorp Amended 2003 Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to the Registrant's definitive Proxy Statement for its 2011 Annual Meeting of Shareholders
10.5*	Directors Deferred Compensation Plan	Incorporated by reference to Exhibit 10.5 to Registrant's Form 10-K for the year ended December 31, 2010
10.6*	Form of Change of Control Agreement for certain executive officers	Incorporated by reference to Exhibit 10.6 to Registrant's Form 10-K for the year ended December 31, 2010
10.7*	Form of Restricted Stock Award Agreement under 2003 Omnibus Plan	Incorporated by reference to Exhibit 10.7 to Registrant's Form 10-K for the year ended December 31, 2010
10.8*	Form of Option Grant Agreement under 2003 Omnibus Plan	Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-K for the year ended December 31, 2010
10.9*	Description of Executive Officer Bonus Plan	Attached
10.10	Guarantee Agreement of Horizon Bancorp, dated as of October 21, 2004, related to the issuance of Trust Preferred Securities	Incorporated by reference to Exhibit 10.10 to Registrant's Form 10-K for the year ended December 31, 2010
10.11*	Horizon Bancorp 2005 Supplemental Executive Retirement Plan as amended	Incorporated by reference to Exhibit 10.14 to Registrant's Form 10-K for the year ended December 31, 2006
10.12*	Amendment to Horizon Bancorp Restricted Stock Award Agreement, dated July 19, 2006	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed July 21, 2006
10.13*	Employment Agreement, dated December 1, 2006, among Horizon Bancorp, Horizon Bank, N.A. and Craig M. Dwight	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed December 6, 2006
10.14*	Letter Agreement, dated December 1, 2006, between Horizon Bank, N.A. and Craig M. Dwight	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed December 6, 2006
10.15*	Guarantee Agreement of Horizon Bancorp, dated as of December 15, 2006	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed December 21, 2006

Exhibit Number	Description	Incorporated by Reference/Attached
10.16*	Employment Agreement, dated July 16, 2007, among Horizon Bancorp, Horizon Bank, N.A. and Thomas H. Edwards	Incorporated by reference to Exhibit 10.1 to Registrant's form 8-K filed July 19, 2007
10.17	Letter Agreement, dated December 19, 2008, by and between the Registrant and the United States Department of the Treasury, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed December 23, 2008
10.18*	Agreement, dated August 28, 2007, between Horizon Bank, N.A., and Mark E. Secor	Incorporated by reference to Exhibit 10.18 to Registrant's Form 10-K for the year ended December 31, 2010
10.19*	First Amendment of the Agreement between Horizon Bank, N.A., and Mark E. Secor, dated January 1, 2009	Incorporated by reference to Exhibit 10.19 to Registrant's Form 10-K for the year ended December 31, 2010
10.20	Letter Agreement, dated November 10, 2010, by and between the Registrant and the United States Department of the Treasury	Incorporated by reference to Exhibit 10.21 to Registrant's Form 10-K for the year ended December 31, 2011
10.21	Small Business Lending Fund Securities Purchase Agreement, dated August 25, 2011, between the Secretary of the Treasury and Horizon Bancorp	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on August 26. 2011
10.22	TARP Repayment Letter, dated August 25, 2011	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed on August 26, 2011
10.23*	Employment Agreement, dated December 14, 2011, by and among Horizon Bank, N.A., Horizon Bancorp and James D. Neff	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on December 14, 2011
10.24*	First Amendment to the Horizon Bancorp 2005 Supplemental Executive Retirement Plan	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 0-10792) for the quarter ended March 31, 2012
10.25*	Second Amendment to the Horizon Bancorp 2005 Supplemental Executive Retirement Plan	Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q (File No. 0-10792) for the quarter ended March 31, 2012
10.26*	Fifth Amendment to the Horizon Bancorp Supplemental Executive Retirement Plan	Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q (File No. 0-10792) for the quarter ended March 31, 2012
12	Ratios of Earnings to Fixed Charges and Preferred Stock Dividends	Attached
21	Subsidiaries of Horizon	Attached
23	Consent of BKD, LLP	Attached
31.1	Certification of Craig M. Dwight pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Attached
31.2	Certification of Mark E. Secor pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Attached

Exhibit Number	Description	Incorporated by Reference/Attached
32.1	Certification of Craig M. Dwight Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Attached
32.2	Certification of Mark E. Secor Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Attached
101	Interactive Data File**	Attached

* Indicates exhibits that describe or evidence management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10-K.
** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

EXHIBIT 10.9

DESCRIPTION OF HORIZON BANCORP EXECUTIVE OFFICER BONUS PLAN

The Compensation Committee (the "Committee") of the Board of Directors of Horizon Bancorp (the "Company") adopted an Executive Officer Bonus Plan (the "Plan") in 2003 after consultations with a nationally recognized executive compensation consulting firm. The Plan permits executive officers to earn as a bonus a percentage of their salary based on the achievement of corporate and individual goals in the relevant year. Participants in the Plan are not eligible to participate in the Company's annual discretionary bonus plan. To receive a bonus under the Plan, the executive officer must be employed by the Company or one of its subsidiaries on the date the annual bonus payment is made and must not be subject to a performance warning or suspension. The Committee and/or the Company's Chief Executive Officer may adjust and amend the Plan at any time in their sole discretion.

At the beginning of each year, the Committee establishes the minimum earnings target the Company must achieve before any bonuses will be paid out under the Plan for that year. The Committee also approves a target bonus matrix for each executive officer to be used to calculate the executive officer's bonus (if any) for the year (assuming that the minimum earnings target has been met). The matrix for each executive officer specifies the performance measures applicable to the executive officer, the targets for each performance measure and the weight to be assigned to each performance measure in calculating the bonus if the specified target levels are achieved.

Each executive officer has the opportunity to earn a bonus under the Plan of up to a specified percentage of his base salary. Each of the executive officer has as a performance goal the achievement of a specified level of corporate net income for the year. The matrix for each of the executive officers also specifies from three to five other performance measures, each of which is dependent upon the executive officer's areas of responsibilities and varies from year to year to reflect changes in the primary responsibilities of the office that the executive officer holds.

The percentage of base salary that may be earned and the weighting of performance goals are disclosed each year in the "Compensation Discussion and Analysis" section of the Company's Proxy Statement. The amounts of the bonuses paid each year under the Plan are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table included in the Company's Proxy Statement.

EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below are as follows:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Earnings:					
Income before income taxes	$ 27,989	$ 16,983	$ 13,397	$ 11,210	$ 10,834
Plus interest expense	14,322	16,501	20,875	27,894	32,885
Earnings including interest on deposits	42,311	33,484	34,272	39,104	43,719
Less interest on deposits	6,206	8,346	10,711	14,792	19,536
Earnings excluding interest on deposits	$ 36,105	$ 25,138	$ 23,561	$ 24,312	$ 24,183
Fixed charges and preferred stock dividend requirements (pre-tax):					
Including interest on deposits and capitalized interest	$ 14,322	$ 16,501	$ 22,677	$ 29,614	$ 32,939
Less interest on deposits	6,206	8,346	10,711	14,792	19,536
Excluding interest on deposits	$ 8,116	$ 8,155	$ 11,966	$ 14,822	$ 13,403
Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):					
Including interest on deposits	2.95	2.03	1.51	1.32	1.33
Excluding interest on deposits	4.45	3.08	1.97	1.64	1.80

EXHIBIT 21 - SUBSIDIARIES OF REGISTRANT

Subsidiary	Jurisdiction of Incorporation	Name Under Which Business is Done
Horizon Bank, National Association	United States	Horizon Bank; Horizon Trust & Investment Management
Horizon Insurance Services, Inc. (a subsidiary of Horizon Bank)	Indiana	Horizon Insurance Services
Horizon Investments, Inc. (a subsidiary of Horizon Bank)	Nevada	Horizon Investments, Inc.
Horizon Bancorp Capital Trust II	Delaware	
Alliance Financial Statutory Trust I	Delaware	
Horizon Bancorp Capital Trust III	Delaware	
Horizon Grantor Trust (a subsidiary of Horizon Bank)	Delaware	
Horizon Properties, Inc. (a subsidiary of Horizon Investments, Inc.)	Maryland	

EXHIBIT 23



201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of Horizon Bancorp on Form S-3 (File Nos. 333-179216, 333-177007, 333-86214 and 333-156737), Form S-4 (File No. 333-181457) and Form S-8 (File Nos. 333-98609 and 333-112970 and 333-166826) of our report, dated March 12, 2012, on the consolidated financial statements of Horizon Bancorp as of December 31, 2012 and 2010, and for each of the three years in the period ended December 31, 2012, which report is included in the annual report on Form 10-K of Horizon Bancorp for the year ended December 31, 2012.

BKD, LLP

Indianapolis, Indiana
March 12, 2013

EXHIBIT 31.1

Certification Pursuant to Section 302
of The Sarbanes-Oxley Act Of 2002

I, Craig M. Dwight, certify that:

1. I have reviewed this Annual Report on Form 10-K of Horizon Bancorp;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

HORIZON BANCORP

March 12, 2013

By: /s/ Craig M. Dwight
Craig M. Dwight
President and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Section 302
of The Sarbanes-Oxley Act Of 2002

I, Mark E. Secor, certify that:

1. I have reviewed this Annual Report on Form 10-K of Horizon Bancorp;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

HORIZON BANCORP

March 12, 2013

By: /s/ Mark E. Secor
Mark E. Secor
Chief Financial Officer

EXHIBIT 32.1

Horizon Bancorp
Certification of Periodic Financial Report
Pursuant to 18 U.S.C. Section 1350

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Horizon Bancorp (the "Company") certifies that the Annual Report on Form 10-K of the Company for the year ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in that Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 12, 2013

By: /s/ Craig M. Dwight
Craig M. Dwight
Chief Executive Officer

EXHIBIT 32.2

Horizon Bancorp
Certification of Periodic Financial Report
Pursuant to 18 U.S.C. Section 1350

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Horizon Bancorp (the "Company") certifies that the Annual Report on Form 10-K of the Company for the year ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in that Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 12, 2013

By: /s/ Mark E. Secor
Mark E. Secor
Chief Financial Officer

NOTES

NOTES

HORIZON
BANCORP

Corporate Headquarters • 515 Franklin Square • Michigan City, IN 46360
(219) 873-2640 • *toll-free* 888-873-2640 • **www.accesshorizon.com**

A NASDAQ Traded Company - Symbol HBNC